As filed with the Securities and Exchange Commission on April 7, 2006

                                                         SEC File No. 333-______
================================================================================

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              _____________________


                                    FORM SB-2

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                             _____________________

                            PACIFIC BIOMETRICS, INC.
                  NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER

      STATE OF DELAWARE                     8731                    93-1211114
  STATE OR JURISDICTION OF       PRIMARY STANDARD INDUSTRIAL      I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION    CLASSIFICATION CODE NUMBER    IDENTIFICATION NUMBER

  220 WEST HARRISON STREET                             RONALD R. HELM, CHIEF EXECUTIVE OFFICER
 SEATTLE, WASHINGTON 98119                                    PACIFIC BIOMETRICS, INC.
       (206) 298-0068                                         220 WEST HARRISON STREET
 ADDRESS AND TELEPHONE NUMBER OF                             SEATTLE, WASHINGTON 98119
   PRINCIPAL EXECUTIVE OFFICES                                    (206) 298-0068
                                                        NAME, ADDRESS AND TELEPHONE NUMBER OF
                                                   PRINCIPAL PLACE OF BUSINESS AND AGENT FOR SERVICE

          Copies of all communications to the foregoing to be sent to:
                               TIMOTHY M. WOODLAND
                          CAIRNCROSS & HEMPELMANN, P.S.
                          524 SECOND AVENUE, SUITE 500
                            SEATTLE, WASHINGTON 98104
                                 (206) 587-0700

                Approximate date of proposed sale to the public:
   AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:.................................[X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier [ effective registration statement for the same offering:................................[ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:.......................................................[ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering........................................................[ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box: ..........................................................[ ]

                         CALCULATION OF REGISTRATION FEE
------------------------------------------------------------------------------------------------------
                                             PROPOSED MAXIMUM    PROPOSED MAXIMUM
TITLE OF SECURITIES       AMOUNT TO BE        OFFERING PRICE         AGGREGATE          AMOUNT OF
 TO BE REGISTERED         REGISTERED(1)         PER UNIT(2)      OFFERING PRICE(2)   REGISTRATION FEE
------------------------------------------------------------------------------------------------------
COMMON STOCK, $.01     6,157,892 SHARES(3)         $1.44           $8,867,364.48         $948.81
PAR VALUE PER SHARE
------------------------------------------------------------------------------------------------------

(1) This registration statement shall also cover any additional shares of common stock which become issuable by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of the outstanding shares of common stock.
(2) Pursuant to Rules 457(c) of the Securities Act of 1933, as amended (the "Securities Act"), the proposed maximum offering price per share of common stock has been calculated on the basis of the market price per share of common stock, calculated as the average of the bid ($1.43) and ask ($1.45) prices for one share of common stock as reported by the OTC Bulletin Board on March 31, 2006.
(3) The amount to be registered hereunder consists of (a) 3,185,231 shares of common stock issued and outstanding, (b) 1,180,754 shares of common stock issuable upon exercise of warrants held by the selling security holders, and (c) 1,791,907 shares issuable upon conversion of the outstanding shares of Series A preferred stock.

THE COMPANY HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE COMPANY SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL HEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                              SUBJECT TO COMPLETION
                   PRELIMINARY PROSPECTUS DATED APRIL 7, 2006


PRELIMINARY PROSPECTUS


                                6,157,892 SHARES


                            PACIFIC BIOMETRICS, INC.

                                  COMMON STOCK


                                ________________


Selling security holders of Pacific Biometrics, Inc. are offering for sale up to 6,157,892 shares of our common stock.

The prices at which the selling security holders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any proceeds from the sale of shares offered by the selling security holders. However, to the extent the selling security holders exercise any stock purchase warrants for cash, we will receive proceeds from such exercises.

The shares of common stock offered will be sold as described under the heading "PLAN OF DISTRIBUTION," beginning on page 16.


Our common stock is quoted on the Over-the-Counter Bulletin Board under the symbol "PBME." On March 31, 2006, the last reported sale price of our common stock on the OTC Bulletin Board was $1.35 per share.

                                ________________


THE COMMON STOCK OFFERED INVOLVES A HIGH DEGREE OF RISK. WE REFER YOU TO "RISK FACTORS," BEGINNING ON PAGE 4.

                                ________________


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ________________


              The date of this prospectus is ________________, 2006

                               PROSPECTUS SUMMARY

You should read this summary together with the more detailed information contained in this prospectus, including our financial statements and related notes. You should rely only on the information contained in this document. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities.

ABOUT THIS OFFERING

We are registering shares of our common stock for resale by the selling security holders. These shares include shares that are currently outstanding and shares that are issuable upon the exercise of warrants, which shares and warrants were issued and sold in our recent private placement in March and April 2006, as well as shares issuable upon exchange of the outstanding Series A preferred stock. See "- Recent Developments - Private Placement in March and April 2006" and "DESCRIPTION OF SECURITIES - Preferred Stock - Series A Preferred Stock" below.

The selling security holders and the specific number of shares that they each may resell through this prospectus are listed under "SELLING SECURITY HOLDERS" below. The 6,157,892 shares offered for resale pursuant to this prospectus include the following:

         o 3,185,231 shares that were sold in our recent private placement of common stock and warrants in March and April 2006 and that are currently issued and outstanding, held by the selling security holders;

         o 1,180,754 shares issuable upon exercise of warrants held by the selling security holders at an exercise price of $1.60 per share; and

         o 1,791,907 shares issuable upon exchange of the Series A preferred stock.

This prospectus may only be used where it is legal to offer and sell the shares covered by this prospectus. We have not taken any action to register or obtain permission for this offering or the distribution of this prospectus in any country other than the United States.

The number of shares outstanding before and after this offering are set forth below:

         o    common stock issued and outstanding before the
              offering........................................16,544,977 shares

         o    common stock issued and outstanding after the
              offering........................................19,517,638 shares

The number set forth above for the shares of our common stock outstanding before this offering is the number of shares outstanding as of March 31, 2006 after giving effect to the sale and issuance of the shares in our recent private placement. The number of shares of common stock outstanding after this offering is based on the number of shares outstanding before the offering, and assumes the issuance of 1,180,754 shares of common stock upon the exercise of the warrants held by the selling security holders and the issuance of 1,791,907 shares upon exchange of the Series A preferred stock.

ABOUT OUR COMPANY

We provide specialty central laboratory services to support pharmaceutical and laboratory diagnostic manufacturers in the conduct of human clinical research, for use in their drug and diagnostic product development efforts. Our clients include a number of the world's largest multi-national pharmaceutical, biotechnology and diagnostic companies. Our well-recognized specialty areas include cardiovascular disease (dyslipidemia, atherosclerosis, and coronary heart disease), diabetes (and obesity), and bone and joint diseases (osteoporosis as well as osteo and rheumatoid arthritis). Coupled with our specialty testing, we also have central laboratory capability and provide full-service central laboratory support for multi-center clinical trials, including routine safety lab tests (general chemistry, hematology, and urinalysis).

Our company is a Delaware corporation, incorporated on May 9, 1996, and we conduct our operations primarily through our wholly-owned subsidiary, Pacific Biometrics, Inc., a Washington corporation ("PBI, WA"). Our executive offices are located at 220 West Harrison Street, Seattle, Washington 98119, and our telephone number is (206) 298-0068. We also maintain a web site at www.pacbio.com. Information accessed on or through our web site does not constitute a part of this prospectus.

RECENT DEVELOPMENTS - PRIVATE PLACEMENT IN MARCH AND APRIL 2006

In March 2006, we initiated a best-efforts private placement of unregistered common stock and warrants for the sale of up to $5,000,000, with up to a 10% over-allotment option. We closed on approximately $3.8 million in the private placement in early March 2006, and we closed on an additional $500,000 in early April 2006, for total gross proceeds of approximately $4.3 million. The shares and stock purchase warrants were sold together as detachable units, based on a price of $1.35 per share. The stock purchase warrants have an exercise price of $1.60 per share, are exercisable beginning September 8, 2006 and have a 5-1/2 year term, expiring September 8, 2011. The private placement resulted in the sale and issuance to the investors a total of 3,185,231 shares of common stock and warrants to purchase an additional 955,566 shares of common stock. The private placement shares and warrants were offered and sold solely to accredited investors in reliance on the exemption from registration provided by Rule 506 of Regulation D under the Securities Act.

In connection with the private placement, we engaged Midtown Partners & Co., LLC as our exclusive placement agent to offer the securities on a best-efforts basis. As compensation for the placement agent's services, we agreed to pay to Midtown (a) cash commissions of 8% of the gross proceeds received, (b) stock purchase warrants to purchase shares of common stock equal to 8% of the total number of shares of common stock sold, and (c) legal fees and due diligence fees of $15,000. We issued to the placement agent warrants to purchase 225,188 shares, and recorded aggregate commissions of approximately $304,000. The placement agent warrants have an exercise price of $1.60 per share, are exercisable beginning September 8, 2006 and have a 7-year term, expiring March 8, 2013.

Under the terms of the private placement, we agreed to prepare and file a resale registration statement with the SEC for the shares sold in the private placement and the shares underlying the warrants. Specifically, we are obligated to (a) file a registration statement with the SEC on or before April 7, 2006, and (b) use our reasonable best efforts to have the registration statement declared effective not later than June 6, 2006 (or by August 5, 2006 if the registration statement is reviewed by the SEC). If the registration statement is not declared effective within these time frames, the investors will be entitled to monetary liquidated damages equal to 1.0% of the total amount invested by such investor in the private placement, plus an additional 1.0% liquidated damages for each 30-day period thereafter, up to a maximum liquidated damages amount of not more than 9% of the amount invested by each investor. We are obligated to maintain the effectiveness of the registration statement for up to two years from the effective date. The shares and warrants listed in this prospectus include the shares and warrants sold and issued in the private placement.

Also, under the terms of the private placement, we granted the investors "most favored nations" rights. Specifically, during the 18-month period after the registration statement is declared effective, if we consummate another private equity or equity-linked financing (subject to certain exceptions) with a common stock price less than $1.35 per share, the investors will have the right to exchange any remaining shares that they purchased in the March 2006 private placement for the securities offered in the new financing.

                                  RISK FACTORS

THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE RISKS AND UNCERTAINTIES DESCRIBED BELOW IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS BEFORE DECIDING WHETHER TO INVEST IN OUR COMMON STOCK. IF ANY OF THE FOLLOWING RISKS OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR OPERATING RESULTS COULD BE HARMED. IN THAT CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT. ADDITIONAL RISKS AND UNCERTAINTIES NOT CURRENTLY KNOWN TO US OR THAT WE CURRENTLY DEEM IMMATERIAL MAY ALSO IMPAIR OUR BUSINESS OPERATIONS AND ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

RISKS RELATING TO OUR COMPANY AND OUR BUSINESS

         OUR REVENUE IS UNPREDICTABLE AND VARIES SIGNIFICANTLY FROM QUARTER TO QUARTER.

         We have experienced significant quarterly fluctuations and reductions in revenue in each of the past fiscal years, although we have had increased revenue during the first two quarters of fiscal 2006. For fiscal 2005 compared to fiscal 2004, our revenue decreased 33% to approximately $3,230,000 from approximately $4,801,000, and we incurred a net loss for both fiscal 2004 and fiscal 2005. The impact of the quarterly fluctuations is clearly observed in the first fiscal quarter of 2005 where revenue fell 81% compared to the comparable period in fiscal 2004. While, for the last nine months of fiscal 2005, our revenue was 12% higher than for the comparable period of fiscal 2004. The following table shows the significant swings in our quarterly revenue for each quarter in the current fiscal year and the past two fiscal years:

(DOLLARS IN THOUSANDS,                                    FISCAL YEAR
ROUNDED TO NEAREST THOUSAND)                     2006        2005        2004
                                                 ----        ----        ----
Q1, ended September 30....................      $1,834     $   434     $ 2,300
Q2, ended December 31.....................       3,113       1,009         542
Q3, ended March 31........................         N/A       1,048         548
Q4, ended June 30.........................         N/A         739       1,411

         Our revenue depends in large part on receiving new clinical or diagnostic studies from our clients, and we cannot predict the timing or amount of revenue we may recognize from quarter to quarter. During fiscal 2006, we have made and are planning to make additional investments in our business development, technology infrastructure, operations and other areas of our business in an effort to become more competitive and to increase our revenue. These efforts will use significant amounts of time, effort and funding. These efforts may not be successful in generating additional revenue or in stabilizing the quarterly fluctuations in revenue.

         WE HAVE HISTORICALLY HAD WORKING CAPITAL DEFICITS. IF OUR REVENUE DOES NOT CONTINUE TO INCREASE, OUR LOSSES, CASH AND WORKING CAPITAL POSITION MAY WORSEN.

         Although we have recently received gross proceeds of approximately $4.3 million in a private placement of our common stock and warrants in March and April 2006, we regularly have had cash flow shortages and deficiencies in working capital. At December 31, 2005, we had approximately $478,000 in cash and working capital of approximately $185,000, and we also had significant amounts of debt, including two secured convertible notes and notes payable of $1,996,179 and other liabilities of $2,307,063 and stockholders' deficit of $180,000. These amounts include $1,500,000 in gross proceeds ($1,392,000 in net proceeds) we realized from our secured debt financing we closed in January 2005. These amounts also include $2,234,738 in the discount balance associated with the two secured convertible notes with Laurus. We also had past due debt, including approximately $47,500 of accounts payable that was 90 or more days old as of December 31, 2005. For the last two fiscal years ended June 30, 2005 and 2004, we had operating losses of approximately $2,159,000 and $1,712,000, respectively, although we had operating income of approximately $180,000 for the six-months ended December 31, 2005. At December 31, 2005, we had an accumulated deficit of approximately $25,932,000.

         Previously, our cash, cash equivalents, and accounts receivable were being used to fund our operating losses and investments in capital expenditures. This use of our cash, cash equivalents, and accounts receivable, has been reduced for the six-months ended December 31, 2005 due to increased revenues and gross profits. However, unless revenue increases continue, we will likely continue to experience significant losses and our cash and working capital positions will be adversely impacted through fiscal 2006. To improve our cash position, we are actively seeking to (i) increase revenue and (ii) cut expenses. Additionally, we recently raised gross proceeds of approximately $4.3 million in a private placement of our common stock and warrants in March and April 2006. This private placement will improve our cash position and lessen the risk associated with our revenue fluctuations and growth. Our efforts to improve our cash position, reduce expenses and generate revenue may not be successful.

         Our future capital requirements depend upon many factors, including, but not limited to:

         o the timing and number of clinical trials by clients, the number of samples submitted to us for testing, and the amount of revenue generated from these tests;

         o our ability to enter into and build relationships with new clients, and obtain additional projects from existing clients;

         o our ability to participate in and win bids from RFPs (requests for proposals) for clinical tests;

         o capital expenditure requirements, including for research and development efforts, upgrading or replacing laboratory equipment and making investments in information technology;

         o delays or early terminations of clinical testing agreements with clients;

         o    our plans to pursue additional business strategies;

         o our ability to manage our cash flow, including by managing or reducing our expenses, such as insurance and professional fees of our accountants and attorneys associated with being a public company; and

         o other business and economic factors that may occur from time to time.

         None of these factors can be predicted with certainty. Additionally, if we desire to invest in our laboratory technology or research and development, we may require additional financing.

         WE CURRENTLY HAVE APPROXIMATELY $3,289,000 IN PRINCIPAL AMOUNT OWING ON OUR SENIOR SECURED CONVERTIBLE DEBT. OUR ABILITY TO MAKE REQUIRED PAYMENTS OF PRINCIPAL AND INTEREST ON THE DEBT DEPENDS PRIMARILY ON CASH FLOW FROM OPERATIONS, AS WELL AS FUNDS FROM FINANCING EFFORTS AND EARLY CONVERSION OF THE DEBT, ALL OF WHICH MAY NOT BE SUFFICIENT TO SERVICE THE DEBT.

         In fiscal 2004 and 2005, we closed on two debt financings with Laurus Master Funds Ltd., consisting of $2.5 million effective May 28, 2004 (2004 Note) and an additional $1.5 million effective January 31, 2005 (2005 Note) . See "DESCRIPTION OF BUSINESS - Laurus Debt Investments" below. Through March 31, 2006, Laurus has converted a total of $710,200 in principal on the 2004 Note, leaving a remaining principal balance on the 2004 Note of $1,789,000. The original principal amount of $1,500,000 on the 2005 Note remains the same. With these principal conversions, repayments of principal on the 2004 Note are now scheduled to begin in February 2007 at a rate of approximately $40,000 for the first month and approximately $85,000 for each month thereafter. Payments on the 2005 Note of $51,000 per month are scheduled to begin in August 2006. Any future additional conversions of principal by Laurus on either Note will further reduce our repayment obligations. Our actual required cash payments on the two notes will vary depending on interest rates and whether amounts under the notes are converted into our common stock.

         Our ability to make scheduled monthly payments under the two notes primarily depends on our future performance and working capital, including our ability to increase revenue and cash flows. We currently have other fixed monthly commitments under various notes payable, equipment and facility leases. See "Notes 8 and 9 to Notes to Consolidated Financial Statements" for the fiscal year ended June 30, 2005 included in this prospectus. To a certain extent our ability to increase revenue and control costs are subject to a number of economic, financial, competitive, regulatory and other factors beyond our control.

         However, if our cash flow is insufficient to enable us to service our debt, we may be forced to find alternative sources of financing, or to take further drastic measures, including significantly reducing operations, seeking to sell the company or certain assets, or pursuing a liquidation. Any future alternative sources of debt or equity financing may not be available to us when needed or in amounts required. Although we obtained a new non-revolving line of credit with Franklin Funding in November 2005 for an aggregate amount of up to $500,000 for equipment financing, of which we have borrowed $350,000 as of March 31, 2006, we do not have available to us another bank line of credit or other general borrowing facility. Alternatively, we may be forced to attempt to negotiate with our debt holders on our payment terms, which may not be successful or may be on terms onerous to us.

         WE GRANTED A BLANKET SECURITY INTEREST IN ALL OF OUR ASSETS TO THE HOLDER OF OUR SECURED CONVERTIBLE DEBT. IF WE ARE UNABLE TO MAKE OUR REQUIRED MONTHLY PAYMENTS ON THE DEBT, OR ANY OTHER EVENT OF DEFAULT OCCURS, IT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS AND OPERATIONS, AND THE DEBT HOLDER MAY FORECLOSE ON OUR ASSETS.

         As part of our two debt financings with Laurus, we granted to Laurus a blanket security interest in all of our assets, including assets of our subsidiaries. See "DESCRIPTION OF BUSINESS - Laurus Debt Investments" below. In the event we default in payment on the debt, or any other event of default occurs under the financing documents, 130% of the outstanding principal amount and accrued interest will accelerate and be due and payable in full.

         The cash required to pay such accelerated amounts on the notes following an event of default would most likely come out of our working capital. As we rely on our working capital for our day to day operations, such a default could have a material adverse effect on our business, operating results, or financial condition to such extent that we are forced to restructure, file for bankruptcy, sell assets or cease operations. In addition, upon an event of default, the holders of the secured debt could foreclose on our assets or exercise any other remedies available to them. If our assets were foreclosed upon, or if we were forced to file for bankruptcy or cease operations, stockholders may not receive any proceeds from disposition of our assets and may lose their entire investment in our stock.

         EVEN WITH OUR RECENT PRIVATE PLACEMENT OF COMMON STOCK AND WARRANTS IN MARCH AND APRIL 2006, WE MAY NEED TO RAISE ADDITIONAL CAPITAL TO FUND OPERATIONS IN THE FUTURE. IF OUR FINANCING EFFORTS ARE NOT SUCCESSFUL, WE WILL NEED TO EXPLORE ALTERNATIVES TO CONTINUE OPERATIONS, WHICH MAY INCLUDE A MERGER, ASSET SALE, JOINT VENTURE, LOANS OR FURTHER EXPENSE REDUCTIONS.

         We have been successful in generating significant revenue increases for the six months ended December 31, 2005; however, our efforts to continue revenue increases and reduce expenses may not be successful. Although we recently received gross proceeds of approximately $4.3 million in a private placement of our common stock and warrants in March and April 2006, if we continue to experience significant quarterly fluctuations in our revenue or if our revenue does not continue to increase, we may need to raise additional capital through equity or debt financing or through the establishment of other funding facilities in order to keep funding operations. On November 3, 2005, we entered into a Loan and Security Agreement with Franklin Funding, Inc., providing for a non-revolving line of credit of up to $500,000 for equipment financing collateralized by the equipment. These monies are not available to finance our operations. Even with our recent private placement in March and April 2006, in the current market condition, raising capital has been, and will continue to be difficult, and we may not receive sufficient funding. Any future financing that we seek may not be available in amounts or at times when needed, or, even if it is available, may not be on terms acceptable to us. Also, if we raise additional funds by selling equity or equity-based securities, the ownership of our existing stockholders will be diluted.

         We continually evaluate various other alternatives to enable us to fund continuing operations, which may or may not occur, including, but are not limited to, any one or more of the following:

         o engaging a financial advisor to explore strategic alternatives, which may include a merger, asset sale, joint venture or other similar transaction;

         o forming a joint venture with one or more strategic partners to provide additional capital resources to fund operations; and

         These potential alternatives may not be open to us, or may only be available on unfavorable terms. If we are unable to obtain sufficient cash either to continue to fund operations or to locate a strategic alternative, we may be forced to seek protection from creditors under the bankruptcy laws or cease operations. Any inability to obtain additional cash as needed could have a material adverse effect on our financial position, results of operations and ability to continue in existence. During fiscal 2006, we are planning to make additional investments in our business development, technology infrastructure, operations and other areas of our business in an effort to become more competitive and to increase our revenue. These efforts will use significant amounts of time, effort and funding.

         WE HAVE RECEIVED A GOING-CONCERN OPINION FROM OUR INDEPENDENT AUDITORS. IF WE CANNOT FUND OUR OPERATIONS FROM REVENUE OR FINANCING EFFORTS, WE MAY HAVE TO CHANGE OUR BUSINESS PLAN, SIGNIFICANTLY REDUCE OR SUSPEND OUR OPERATIONS, SELL OR MERGE OUR BUSINESS, OR FILE A PETITION IN BANKRUPTCY.

         Our history of working capital deficiencies and any inability to secure additional financing could have a material adverse effect on whether we would be able to successfully implement our business plan and our ability to continue as a going concern. For our fiscal year ended June 30, 2005, our independent accountants included a "going concern" emphasis paragraph in their report on our financial statements, stating that we have suffered recurring losses and have historically had net working capital deficits. We have experienced significant recent decreases in our revenue, and we have been actively seeking to decrease our fixed expenses and other fixed costs with the objective of controlling expenses while minimizing any adverse impact on our future business opportunities. However, these conditions raise substantial doubt about our ability to continue as a going concern. If we cannot generate sufficient revenue from operations or raise additional financing, we may need to change our business plan, significantly reduce or suspend our operations (which may include further reducing our operating expenses and downsizing our staff), sell or merge all or a portion of our business, or file a petition in bankruptcy.

         DURING EACH OF OUR PAST FISCAL YEARS, WE HAVE DEPENDED ON ONE OR TWO CLIENTS FOR A SIGNIFICANT PORTION OF OUR REVENUE. ANY DECREASE IN REVENUE FROM THESE CLIENTS COULD MATERIALLY ADVERSELY AFFECT US.

         Historically, our largest two clients in any individual fiscal year have represented in excess of 50% of our revenue. However, during the fiscal year ended June 30, 2005, our top two clients represented 40% of our revenue as compared to 75% during the fiscal year ended June 30, 2004. Our largest client in fiscal 2005 individually accounted for approximately 23% and 36% of our total revenue in fiscal 2005 and 2004, respectively, while our largest client in fiscal 2004 accounted for approximately 4% and 40% of our total revenue in fiscal 2005 and 2004, respectively. Revenue from our five largest clients represented approximately 67% and 86% of total revenue in fiscal 2005 and fiscal 2004, respectively. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and see "DESCRIPTION OF BUSINESS - Clients/Marketing" below. Because our revenue has been concentrated in one or two large clients, we can be materially adversely impacted by decreases in work generated from these clients, including any delays in undertaking clinical studies or submitting samples for testing services, any early termination or reductions in work orders or clinical studies, or any decreases in the volume or timing of new work orders.

         We have expanded our business development efforts and have continued to submit bids and proposals to these and other companies for our services, to increase our revenue and to diversify our client base. Although we believe that we have good relations with all of our large clients and other companies in the industry, and we expect to receive additional work orders in the future, we cannot predict the timing or amount of any such additional work or whether we will be successful in further diversifying our client base. If we are unsuccessful in our sales and business development efforts with our existing clients and potential clients, our revenue for the fiscal year ending June 30, 2006 will be less than our revenue for the fiscal year ended June 30, 2005. In addition, unless we are able to attract additional clients for medium to large studies, we will continue to be dependent on one or two large clients for a substantial majority of our revenue.

         OUR ABILITY TO ATTRACT AND RETAIN CLIENTS DEPENDS IN LARGE PART ON OUR REPUTATION. IF OUR REPUTATION IS HARMED, OUR REVENUE, BUSINESS DEVELOPMENT, GROWTH AND OPERATING RESULTS MAY SUFFER.

         We compete with other specialty laboratories and central laboratories in large part on the basis of our reputation for providing quality results in a timely manner. Accordingly, timely, effective and quality service is essential to establishing and maintaining our reputation, as well as to generating clients and revenue. Our reputation may suffer damage, whether from actions outside or within our control. If our reputation is harmed, our revenue, business development, growth and operating results may suffer.

         IF WE DO NOT GENERATE NEW CLIENTS AND NEW PROJECTS FROM OUR BUSINESS DEVELOPMENT EFFORTS, OUR GROWTH MAY BE LIMITED, SALES OF OUR SERVICES MAY DECREASE AND OUR OPERATING RESULTS MAY SUFFER.

         We generally do not have long-term contracts with clients for our services. In addition, any project we undertake may generally be terminated at any time by the client on short notice. As a result, it is difficult for us to forecast future sales, and our future revenue depends on our ability to generate new clients and new projects. During fiscal 2006, we are planning on making additional investments in our business development, technology infrastructure, operations and other areas of our business in an effort to become more competitive and to increase our revenue. These efforts will use significant amounts of time, effort and funding. Our business development efforts are substantially dependent on our ability to effectively manage our time, personnel and resources. In particular, our Chief Science Officer and Chief Medical Officer are often heavily involved in the marketing and business development process, and time that they spend in this area detracts from their available time for laboratory and development work. Our success in business development depends in part on our reputation in the industry and client perceptions (including as to our laboratory capacity and financial health), and also to a degree on personal relationships between us and the client. With the significant consolidation in the pharmaceutical industry, it is often a long and complex process in finding and meeting with the right person within the client. We also understand that some companies in the pharmaceutical industry have "preferred vendor" lists, such that a vendor cannot participate in RFPs (requests for proposal) or contract with the company unless the vendor is pre-approved on the list. We are attempting to expand our efforts in this area. If a client or prospective client has negative perceptions about our capabilities, our laboratory capacity or our financial health, this may affect our ability to develop new clients or projects. If our business development efforts are not successful, our revenue and cash flow may decrease and our operating results may suffer.

         THE LOSS OF OUR KEY PERSONNEL, INCLUDING OUR CHIEF SCIENTIFIC OFFICER AND CHIEF MEDICAL OFFICER, COULD ADVERSELY AFFECT OUR BUSINESS.

         Our success depends to a significant extent upon the efforts of our senior management team and other key personnel, and in particular Dr. Elizabeth Leary, our Chief Scientific Officer, and Dr. Mario Ehlers, our Chief Medical Officer. In addition to the services they provide in our laboratory services, Drs. Leary and Ehlers are also important to our business development efforts, both due to their reputations and skills, as well as their contacts and relationships with clients and prospective clients. The loss of the services of such personnel could adversely affect our business. Also, because of the scientific and technical nature of our business, our success is dependent upon our ability to attract and retain technologically qualified personnel. There is substantial competition for qualified personnel, and an inability to recruit or retain qualified personnel may impact our ability to grow our business and compete effectively in our industry.

         OUR OBLIGATIONS UNDER OUR SECURED DEBT TO LAURUS MAY ADVERSELY AFFECT OUR ABILITY TO ENTER INTO POTENTIAL SIGNIFICANT TRANSACTIONS WITH OTHER PARTIES.

         As a result of our debt financings with Laurus in May 2004 and January 2005, we incurred significant repayment obligations, we granted a blanket security interest in our assets, and we agreed to certain restrictive covenants. In particular, for so long as 25% of the original principal is outstanding under either note, we will need Laurus' consent before we can take certain actions, including the following:

         o    pay any dividends;

         o    merge, effect a material reorganization, liquidate or dissolve;

         o    materially change the scope of our business; or

         o create, incur or assume any debt (other than certain trade debt, equipment financings and debt for the purchase of assets in the ordinary course of business).

         Accordingly, unless we obtain Laurus' consent, we may not be able to enter into certain transactions. In addition, in connection with any potential significant transaction (such as a merger, sale of substantially all our assets, joint venture, or similar transaction), it is likely that we would have to pay off the debt obligations to Laurus and have the security interests released. Although we have the right at any time to prepay our secured debt obligations, we can only do so upon payment of 130% of the then principal balance, plus all other amounts owing under the notes. See "DESCRIPTION OF BUSINESS - Laurus Debt Investments" below. Based on a total principal balance of approximately $3,290,000 under both notes as of March 31, 2006, prepayment would require a cash payment of approximately $4,277,000, plus accrued interest. These provisions could have the practical effect of increasing the costs of any potential significant transaction, and restrict our ability to enter into any such transaction,

         WE MAY BEAR FINANCIAL LOSSES BECAUSE MOST OF OUR CONTRACTS ARE OF A FIXED PRICE NATURE AND MAY BE DELAYED, TERMINATED OR REDUCED IN SCOPE FOR REASONS BEYOND OUR CONTROL.

         Many of our contracts provide for services on a fixed price or fee-for-service with a cap basis and they may be terminated, delayed or reduced in scope by the other party either immediately or upon notice. See "DESCRIPTION OF BUSINESS - Contractual Arrangements" below. Contract termination, delay or reduction in scope may occur for a variety of reasons, most of which are beyond our control, including:

         o the failure of the client's products to satisfy safety requirements;

         o    unexpected or undesired results of the client's products;

         o    insufficient patient enrollment by the client;

         o    insufficient investigator recruitment by the client;

         o the client's decision to terminate the development of a product or to end a particular study; and

         o    our failure to perform properly our duties under the contract.

         Because we primarily receive revenue on the basis of the number of clinical samples we test and process, the loss, reduction in scope or delay of a large contract or the loss or delay of multiple contracts could materially adversely affect our business, results of operations, financial condition and cash flows. Our contracts typically entitle us to receive payment for fees earned by us up to the time of termination and reimbursement for out-of-pocket costs incurred prior to termination. In certain limited instances, our contracts also entitle us to a termination fee or payment for the costs of winding down the terminated projects.

         WE MAY BEAR FINANCIAL RISK IF WE UNDERPRICE OUR CONTRACTS OR OVERRUN COST ESTIMATES.

         Since our contracts are often structured as fixed price or fee-for-service with a cap, we bear the financial risk if we initially under price our contracts or otherwise overrun our cost estimates. Such under pricing or significant cost overruns could have a material adverse effect on our business, results of operations, financial condition and cash flows.

         OUR ABILITY TO PROTECT OUR INTELLECTUAL PROPERTY IS ESSENTIAL TO THE GROWTH AND DEVELOPMENT OF OUR PRODUCTS AND SERVICES.

         We rely, in part, on patents, trade secrets and know-how to develop and maintain our competitive position and technological advantage on our existing intellectual property and any future intellectual property we develop. See "DESCRIPTION OF BUSINESS - Technologies and Products" below. We protect our intellectual property through a combination of license agreements, trademark, service mark, copyright, trade secret laws and other methods of restricting disclosure and transferring title. We have and intend to continue entering into confidentiality agreements with our employees, consultants and vendors; entering into license agreements with third parties; and generally seeking to control access to and distribution of our intellectual property.

         WE MAY NOT BE ABLE TO SUCCESSFULLY DEVELOP AND MARKET NEW SERVICES.

         We may seek to develop and market new services that complement or expand our existing business. If we are unable to develop new services and or create demand for those newly developed services, our future business, results of operations, financial condition and cash flows could be adversely affected.

RISKS RELATING TO OUR INDUSTRY

         FAILURE TO KEEP PACE WITH CHANGES IN THE MARKETPLACE MAY CAUSE US TO LOSE MARKET SHARE AND OUR REVENUE MAY DECREASE.

         The market for specialty reference and central laboratory services is subject to rapid technological change and innovation. In particular, laboratories are regularly developing new assays to incorporate into clinical testing and have to maintain up-to-date laboratory equipment to stay competitive. In developing and enhancing our services, we have made, and will continue to make, assumptions about which features, standards and performance criteria will be attractive to, or demanded by, our clients. If we implement features, standards and performance criteria that are different from those required by our clients or if our competitors introduce products and systems that better address these needs, market acceptance of our offerings may suffer or may become obsolete. In that event, our market share and revenue would likely decrease. In addition, clients are requiring that laboratories maintain secure and sophisticated information technology systems, as a means for storing data and facilitating communication between the laboratory and the client. Although we continue to expend efforts and resources in these areas, we may not be successful in keeping up with client needs or expectations. In addition, if a client or prospective client has negative perceptions about our abilities based on our balance sheet and financial strength, this may affect our ability to develop new clients or projects. Many of our competitors have greater resources than we do. We are also exploring potential financing to be used to continue to update our laboratory service capability; if we are unsuccessful in raising funds as and when needed, we may, or it may be perceived, that we are less efficient and less economical than our competitors and we may lose business to our competitors. If this occurs, it would have a material adverse effect on our revenue and financial performance.

         WE OPERATE IN A HIGHLY COMPETITIVE INDUSTRY, AND WE MAY LOSE OR FAIL TO ATTRACT CLIENTS FOR OUR SERVICES TO OUR COMPETITORS.

         Competitors in the specialty reference and central laboratory industry range from small, limited-service providers to full service global contract research organizations. Our main competition consists of in-house departments of pharmaceutical companies, full-service contract research organizations, and, to a lesser degree, universities. See "DESCRIPTION OF BUSINESS - Competition" below. We compete on a variety of factors, including:

         o    technological expertise and efficient drug development processes;

         o    reputation for on-time quality performance;

         o    price;

         o    expertise and experience in specific areas;

         o    strengths in various geographic markets and global reach;

         o ability to manage large-scale clinical trials both domestically and internationally;

         o    scope of service offerings;

         o ability to acquire, process, analyze and report data in a time-saving and accurate manner; and o expertise and experience in health economics and outcomes services.

         Many of our competitors have greater resources than we do, have global operations and greater name recognition. If we experience significant competition which is based on factors which we do not have in our business, such as global management of projects or size, our business could be materially adversely affected. Although we have entered into a joint marketing arrangement with Quintiles in an attempt to improve our competitive position, in fiscal 2005, we did not realize significant financial benefit from this relationship and this arrangement may not be successful in generating revenue for us or improving our competitive position.

         CHANGES IN GOVERNMENT REGULATIONS COULD DECREASE THE NEED FOR OUR SERVICES.

         Governmental agencies throughout the world, but particularly in the United States, highly regulate the drug development and approval process. See "DESCRIPTION OF BUSINESS - Government Regulation" below. Our business involves performing safety and efficacy laboratory testing during clinical trials of new pharmaceutical drugs. Clinical trial laboratory data is used by pharmaceutical and biotechnology companies in the submission process to the FDA for the marketing approval of a new drug. Changes in regulations, such as a relaxation in regulatory requirements or the introduction of simplified drug approval procedures or an increase in regulatory requirements that we have difficulty satisfying, could eliminate or substantially reduce the need for our services. Also, government efforts to contain drug costs and pharmaceutical and biotechnology company profits from new drugs may have an impact on the drug development and approval process, and our clients may spend less, or reduce their growth in spending, on research and development.

         FAILURE TO COMPLY WITH EXISTING GOVERNMENT REGULATIONS COULD RESULT IN A LOSS OF REVENUE OR EARNINGS FROM A PROJECT.

         Any failure on our part to comply with applicable government regulations could result in the termination of on-going research or sales and marketing projects or the disqualification of data for submission to regulatory authorities. For example, if we failed to validate analytical test methods performed on samples collected during and in support of a trial or if we fail to comply with GCP (Good Clinical Practice) regulations, the generated test data could be disqualified. If this were to happen, we could be contractually required to repeat the trial at no further cost to our client, but at substantial cost to us.

         WE DEPEND ON THE PHARMACEUTICAL AND BIOTECHNOLOGY INDUSTRIES.

         Our revenue depends greatly on the outsourcing expenditures made by the pharmaceutical and biotechnology industries in research and development. Accordingly, economic factors and industry trends that affect our clients in these industries also affect our business. If companies in these industries were to reduce the number of research and development projects they outsource, our business could be materially adversely affected.

         Our clients in the pharmaceutical and biotechnology industries have experienced significant consolidation over the last several years and we expect that trend to continue. The uncertainty caused by consolidation, before, during and after a business combination can result in product delays, changes in strategy, and consolidation and/or elimination of research and development efforts. Any of these effects can have a materially adverse affect on us if it results in testing delays, sample volume reductions or termination of tests.

         WE MUST MAINTAIN CERTIFICATIONS FROM OUR CLIENTS IN ORDER TO BE ELIGIBLE TO BID ON PROJECTS.

         Many of our clients require our laboratories to be tested from time to time for certification that we comply with their internal requirements. If we fail to comply, we will probably be terminated from existing contracts and we will not be eligible to bid on that client's future projects. While generally we have been very successful in maintaining certifications and in gaining new certifications, if we fail certification tests, especially for our major clients, our business would be materially adversely affected.

         WE MAY EXPAND OUR BUSINESS THROUGH ACQUISITIONS.

         Our industry has seen a lot of consolidation and merger activity. From time to time we may review acquisition opportunities. Factors which could affect our ability to grow successfully through acquisitions include:

         o difficulties and expenses in connection with integrating the acquired companies and achieving the expected benefits;

         o    diversion of management's attention from current operations;

         o the possibility that we may be adversely affected by risk factors facing the acquired companies; and

         o acquisitions could be dilutive to earnings, or in the event of acquisitions made through the issuance of our common stock to the stockholders of the acquired company, dilutive to the percentage of ownership of our existing stockholders.

         WE MAY BE AFFECTED BY POTENTIAL HEALTH CARE REFORM.

         In recent years, governments of the United States, Europe and Asia have considered various types of health care reform in order to control growing health care costs. We are unable to predict what legislative proposals will be adopted in the future, if any. Implementation of health care reform legislation that contains costs could limit the profits that can be made from the development of new drugs. This could adversely affect research and development expenditures by pharmaceutical and biotechnology companies which could in turn decrease the business opportunities available to us. In addition, new laws or regulations may create a risk of liability, increase our costs or limit our service offerings.

         SPECIAL REFERENCE AND CENTRAL LABORATORY SERVICES CREATE A RISK OF LIABILITY.

         In contracting to work on drug development trials, we face a range of potential liabilities, including:

         o errors or omissions in laboratory data being generated relating to the safety and efficacy of the drug, that could affect the regulatory approval of the drug; and

         o errors and omissions during a trial that may undermine the usefulness of a trial or data from the trial.

         While we maintain what we believe is adequate insurance coverage and obtain contractual indemnifications protecting us against liability arising from our own actions (other than negligence or intentional misconduct), we could be materially and adversely affected if we were required to pay damages or bear the costs of defending any claim which is not covered by a contractual indemnification provision or which is beyond the level of our insurance coverage. Due to the rising costs of insurance, we may not be able to maintain such insurance coverage at levels or on terms acceptable to us.

         WE RELY ON AIR TRANSPORTATION AND OVERNIGHT DELIVERY SERVICES.

         Our laboratories are heavily reliant on air travel for transport of clinical trial kits and other material and people, and disruption to the air travel system or package delivery system could have a material adverse effect on our business. We generally receive revenue only on the basis of clinical tests actually performed. Accordingly, any non-receipt or delay in receiving testing materials will impact our ability to generate revenue.

RISKS RELATED TO THIS OFFERING AND OUR COMMON STOCK

         BECAUSE OUR COMMON STOCK IS TRADED ON THE OTC BULLETIN BOARD AND IS CONSIDERED A "PENNY STOCK," OUR STOCKHOLDERS' ABILITY TO SELL SHARES IN THE SECONDARY TRADING MARKET MAY BE LIMITED.

         Because our stock is quoted on the OTC Bulletin Board, our common stock is subject to certain rules and regulations relating to "penny stock." A "penny stock" is generally defined as any equity security that has a price less than $5.00 per share and that is not quoted on the NASDAQ Stock Market or a national securities exchange. Being a penny stock generally means that any broker who wants to trade in our shares (other than with established clients and certain institutional investors) must comply with certain "sales practice requirements," including delivery to the prospective purchaser of the penny stock a risk disclosure document describing the penny stock market and the risks associated therewith. In addition, broker-dealers must take certain steps prior to selling a "penny stock," which steps include:

         o    obtaining financial and investment information from the investor;

         o obtaining a written suitability questionnaire and purchase agreement signed by the investor; and

         o providing the investor a written identification of the shares being offered and the quantity of the shares.

         If these penny stock rules are not followed by the broker-dealer, the investor has no obligation to purchase the shares. The application of these comprehensive rules will make it more difficult for broker-dealers to sell our common stock, and as a practical matter, these requirements may mean that brokers are less likely to make recommendations on our shares to its general clients.

         As a result, for as long as our common stock is quoted on the OTC Bulletin Board and subject to these penny stock rules, our stockholders may have difficulty in selling their shares in the secondary trading market. In addition, prices for shares of our common stock may be lower than might otherwise prevail if our common stock were quoted on the NASDAQ Stock Market or traded on a national securities exchange, like The New York Stock Exchange or American Stock Exchange. This lack of liquidity may also make it more difficult for us to raise capital in the future through the sale of equity securities.

         OUR QUARTERLY OPERATING RESULTS MAY VARY, AND THESE FLUCTUATIONS COULD AFFECT THE MARKET PRICE OF OUR STOCK.

         Our operating results may vary significantly from quarter to quarter and are influenced by such factors as:

         o    the commencement, completion or cancellation of large contracts,

         o    the progress of ongoing contracts,

         o seasonality (particularly in the summer months as patient enrollment and participation in clinical testing typically decreases coinciding with summer vacations), and

         o    changes in the mix of our services.

         We believe that operating results for any particular quarter are not necessarily a meaningful indication of future results. While fluctuations in our quarterly operating results could negatively or positively affect the market price of our common stock, these fluctuations may not be related to our future overall operating performance.

         OUR STOCK PRICE IS VOLATILE AND A STOCKHOLDER'S INVESTMENT IN OUR COMMON STOCK COULD SUFFER A DECLINE IN VALUE.

         The trading price of our common stock has fluctuated significantly in the past. The future trading price of our common stock may continue experiencing wide price fluctuations in response to a number of factors, some of which are beyond our control, such as:

         o actual or anticipated fluctuations in revenue or operating results,

         o changes in market valuation of companies in our industry generally,

         o announcements of research activities and technology innovations or new products or services by us or our competitors;

         o    failure to meet expectations of performance,

         o developments in or disputes regarding copyrights, trademarks, patents and other proprietary rights, and

         o    general economic conditions.

         In addition, as a result of our outstanding resale registration statements that became effective during fiscal 2005 and the registration statement of which this prospectus is a part, a significant number of restricted shares have been registered and are available for sale (including shares that may be issued in the future upon conversion of amounts due under the Laurus notes and upon exercise of outstanding warrants). Sales of a substantial number of shares of our common stock in the public market (including the shares offered under this prospectus, under other registration statements and shares available for resale under Rule 144 under the Securities Act) or the perception that such sales could occur, could significantly depress the prevailing market price of our common stock.

         THE MARKET FOR OUR STOCK HAS NOT BEEN LIQUID.

         Our common stock is currently quoted for trading on the OTC Bulletin Board. As a result, the liquidity of our common stock is limited, not only in the number of shares that are bought and sold, but also through delays in the timing of transactions, and the lack of coverage by security analysts and the news media of our company. The average daily trading volume for our common stock during the three months prior to the date of this prospectus was approximately 34,000 shares. Therefore, holders of our common stock may have difficulty selling their shares in the public markets.

         AS WE ISSUE ADDITIONAL EQUITY SECURITIES IN THE FUTURE, INCLUDING UPON CONVERSION OF ANY OF OUR SECURED CONVERTIBLE DEBT, OUR EXISTING STOCKHOLDERS WILL BE DILUTED. IN PARTICULAR, THE SECURED CONVERTIBLE DEBT HAS A FULL RATCHET ANTI-DILUTION PROVISION THAT COULD SIGNIFICANTLY DILUTE OUR STOCKHOLDERS.

         In connection with our two debt financings with Laurus, we issued a $2.5 million secured convertible note, a $1.5 million secured convertible note and warrants to Laurus. See "DESCRIPTION OF BUSINESS - Laurus Debt Investment" below. The $2.5 million note is convertible into shares of our common stock at an initial conversion price of $1.06 per share, and the $1.5 million note is convertible at an initial conversion price of $1.17 per share. The actual number of shares to be issued will depend on the actual dollar amount of principal and interest being converted. In addition, each note carries a full ratchet anti-dilution provision, such that if we issue in the future convertible or equity securities (subject to certain exceptions, including stock option grants and issuances in connection with certain acquisition transactions) at a price less than the initial conversion price, the note conversion price will be automatically adjusted down to that lesser price. In addition to the conversion rights of the convertible debt, as we issue stock or convertible securities in the future, including for any future equity financing or upon exercise of any of the outstanding stock purchase warrants and stock options, those issuances would also dilute our stockholders. If any of these additional shares are issued and are sold into the market, it could decrease the market price of our common stock and could also encourage short sales. Short sales and other hedging transactions could place further downward pressure on the price of our common stock.

         WE DO NOT INTEND TO PAY CASH DIVIDENDS, SO ANY RETURN ON INVESTMENT MUST COME FROM APPRECIATION.

         We have not declared dividends on our common stock in the past, and do not intend to declare dividends on our common stock in the foreseeable future. In addition, pursuant to our financing agreements with Laurus, for as long as 25% of the original principal amount is outstanding under the either secured convertible note to Laurus, we may not declare or pay any dividends without Laurus' consent. As a result, any investment return in our common stock must come from increases in the fair market value and trading price of our common stock.

         WE MAY BE SUBJECT TO FURTHER SANCTIONS FROM THE SEC IF WE FAIL TO COMPLY WITH THE MAY 10, 2001 FINAL JUDGMENT.

         On May 10, 2001, a Final Judgment of Permanent Injunction was issued by the United States District Court for the District of Columbia ordering us to file with the SEC, on or before June 29, 2001: (1) our Annual Report on Form 10-KSB for our fiscal year ended June 30, 2000; (2) our Quarterly Reports on Form 10-QSB for our quarters ended March 31, September 30, and December 31, 2000; and (3) such other periodic reports which may become due prior to the entry of the Final Judgment. The Final Judgment also ordered us in the future to file with the SEC, in a timely manner and in proper form, accurate and complete information and reports as are required to be filed under the U.S. securities laws. All such delinquent reports were filed on June 29, 2001 and since that date, we have filed all such subsequent reports by the required due dates. Accordingly, we believe we are in compliance with the Final Judgment and we intend to remain so in the future, failing which we might be subject to sanctions from the SEC.


             CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements, including statements about:

         o our existing working capital and cash flows and whether and how long these funds will be sufficient to fund our operations;

         o the success of our business development efforts and our ability to enter into work orders for laboratory services and generate revenues;

         o the development of new services and products and the expansion of the market for our current services and products;

         o    implementing aspects of our business plan and strategies;

         o    financing goals and plans; and

         o our raising of additional capital through future equity and debt financings.

The forward-looking statements in this prospectus reflect management's current views and expectations with respect to our business, strategies, services and products, future results and events, and financial performance. In general, all statements other than statements of historical fact, including future results of operations or financial position, made in this prospectus should be considered forward looking. Our forward-looking statements are primarily located in the sections entitled "RISK FACTORS," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS" and "BUSINESS." In addition, the words "believe," "expect," "intend," "anticipate," "estimate," "desire," "goal," "may," "will," variations of such words, and similar expressions identify forward-looking statements, but are not the exclusive means of identifying such statements and their absence does not mean that the statement is not forward-looking. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which are unforeseen. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in or implied by these forward-looking statements for many reasons, including, among others, the risks we face as described in the section entitled "RISK FACTORS" and other factors discussed in "BUSINESS" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," and elsewhere in this prospectus.

Forward-looking statements involve known and unknown risks and uncertainties, including those discussed in this prospectus. We make cautionary statements in the "RISK FACTORS" section of this prospectus and in other parts of this prospectus. You should read these cautionary statements as being applicable to all related forward-looking statements wherever they appear in this prospectus, as well as in the materials incorporated by reference into this prospectus.

We are not obligated nor do we undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as otherwise required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus and other statements made from time to time from us or our representatives might not occur.


                                 USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of common stock offered by the selling security holders. However, to the extent that the selling security holders exercise their stock purchase warrants for cash for the 1,180,754 shares included in this prospectus, we would receive maximum proceeds of $1,889,206. Any such proceeds from the payment of warrant exercise prices will be used for general working capital. We are paying all expenses incurred in connection with the registration of the shares of common stock offered by this prospectus. See "PLAN OF DISTRIBUTION."


                                    DILUTION

Sales of the shares of common stock by the selling security holders in this offering will not result in any substantial change to the net tangible book value per share before and after the distribution of shares by the selling security holders. There will be no change in the net tangible book value per share attributable to cash payments made by purchasers of the shares being offered by the selling security holders. Prospective investors in the shares held by the selling security holders should be aware, however, that the price of shares being offered by the selling security holders may not bear any rational relationship to our net tangible book value per share.


                            SELLING SECURITY HOLDERS

The table on the following pages sets forth certain information about the selling security holders, including the number of shares of common stock known to us as being beneficially owned by each selling security holder as of March 31, 2006, and the number of shares being registered hereunder and that may be offered for sale from time to time by the selling security holders. The 6,157,892 shares being offered for resale pursuant to this prospectus consist of the following:

         o 3,185,231 shares that were sold in our recent private placement of common stock and warrants in March and April 2006 and that are currently issued and outstanding, held by the selling security holders;

         o 1,180,754 shares issuable upon exercise of warrants held by the selling security holders at an exercise price of $1.60 per share; and

         o 1,791,907 shares issuable upon exchange of the Series A preferred stock.

Except as noted below, the shares offered for sale constitute all of the shares of common stock known to us to be beneficially owned by the respective selling security holder. To our knowledge, following the offering and sale of the shares, none of the selling security holders will beneficially own more than one percent of the issued and outstanding shares of common stock. In addition, other than as described below, none of the selling security holders has held any position or office with our company or had or have any material relationship with us within the past three years.

We have agreed with the selling security holders to register the shares issued in the private placement and the shares underlying the stock purchase warrants. Specifically, we agreed with the investors in our recent private placement in March and April 2006 to (a) file a registration statement with the SEC on or before April 7, 2006, and (b) use our reasonable best efforts to have the registration statement declared effective not later than June 6, 2006 (or by August 5, 2006 if the registration statement is reviewed by the SEC). If the registration statement is not declared effective within these time frames, the investors will be entitled to monetary liquidated damages equal to 1.0% of the total amount invested by such investor in the private placement, plus an additional 1.0% liquidated damages for each 30-day period thereafter, up to a maximum liquidated damages amount of not more than 9% of the amount invested by each investor. In addition, we agreed with the investors in the private placement to keep the registration statements of which this prospectus constitutes a part effective until the earlier of (i) March 8, 2008, (ii) the sale of all the shares, or (iii) such time that all unsold shares may be sold immediately without registration under the Securities Act and without volume restrictions pursuant to Rule 144(k). Pursuant to these arrangements, we will pay all expenses in connection with the registration and sale of the shares, except any selling commissions or discounts allocable to sales of the shares, fees and disbursements of counsel and other representatives of the selling security holders, and any stock transfer taxes payable by reason of any such sale.

The following table assumes that the selling security holders will sell all of the shares offered by them in this offering. However, we are unable to determine the exact number of shares that will actually be sold or when or if these sales will occur. In addition, we are unable to determine the exact number of shares, if any, that will be issued to the selling security holders upon conversion of the note or upon exercise of the warrants. We will not receive any of the proceeds from the sale of the shares offered under this prospectus; although we will receive proceeds to the extent any of the warrants are exercised for cash.

                                        BENEFICIAL OWNERSHIP PRIOR                         BENEFICIAL OWNERSHIP AFTER
                                              TO OFFERING (1)          NUMBER OF SHARES             OFFERING
                                       -----------------------------   OF COMMON STOCK   -----------------------------
      SELLING SECURITY HOLDER               NUMBER         PERCENT         OFFERED            NUMBER         PERCENT
====================================== ================== ========== =================== ================ ============
EFG Bank, S.A.                             1,554,808          8.6%      1,491,907 (2)         62,901          **
Whalehaven Capital Fund Limited              888,888          5.3       1,155,554 (3)             --          --
Dolphin Offshore Partners, L.P.              740,800          4.4         963,040 (4)             --          --
David N. Dalton                              370,370          2.2         481,481 (5)             --          --
-------------------------------------- ------------------ ---------- ------------------- ---------------- ------------
Nite Capital L.P.                            259,259          1.6         337,036 (6)             --          --
Patricia M. Giles                            300,000          1.8         300,000 (2)             --          --
Excalibur Limited Partnership                222,222          1.3         288,888 (7)             --          --
Monarch Capital Fund, Ltd.                   222,222          1.3         288,888 (8)             --          --
Alpha Capital AG                             185,185          1.1         240,740 (9)             --          --


                                        BENEFICIAL OWNERSHIP PRIOR                         BENEFICIAL OWNERSHIP AFTER
                                              TO OFFERING (1)          NUMBER OF SHARES             OFFERING
                                       -----------------------------   OF COMMON STOCK   -----------------------------
      SELLING SECURITY HOLDER               NUMBER         PERCENT         OFFERED            NUMBER         PERCENT
====================================== ================== ========== =================== ================ ============
Bluegrass Growth Fund LP                     185,185          1.1         240,740 (10)            --          --
Paragon Capital LP                           111,110         **           144,430 (11)            --          --
Richard Kreger                                --             --           120,101 (12)            --          --
-------------------------------------- ------------------ ---------- ------------------- ---------------- ------------
Midtown Partners & Co., LLC                   --             --            45,038 (12)            --          --
-------------------------------------- ------------------ ---------- ------------------- ---------------- ------------
RHK Midtown Partners LLC                      --             --            42,035 (12)            --          --
-------------------------------------- ------------------ ---------- ------------------- ---------------- ------------
Michael Oleyar                                --             --             9,007 (12)            --          --
-------------------------------------- ------------------ ---------- ------------------- ---------------- ------------
Ariel Imas                                    --             --             9,007 (12)            --          --
-------------------------------------- ------------------ ---------- ------------------- ---------------- ------------

TOTAL                                                                                             --          --
====================================== ================== ========== =================== ================ ============

**  Less than 1%

(1) The warrants held by the selling security holders and included hereunder are not exercisable within 60 days of the date of this prospectus, and accordingly are not included in the column "Beneficial Ownership Prior to the Offering."

(2) Consists of shares of common stock issuable upon exchange of the Series A preferred stock. See "DESCRIPTION OF SECURITIES - Preferred Stock - Series A Preferred Stock" below.

(3) Includes 266,666 shares subject to warrants to purchase shares of common stock, exercisable beginning September 8, 2006 at an exercise price of $1.60 per share and with a 5-1/2-year term expiring September 8, 2011. Mr. Michael Finkelstein may be deemed to have voting and dispositive power over the shares of common stock owned by Whalehaven Capital Fund Limited; Mr. Finkelstein disclaims beneficial ownership interest of such shares of common stock except to the extent of his pecuniary interest therein.

(4) Includes 222,240 shares subject to warrants to purchase shares of common stock, exercisable beginning September 8, 2006 at an exercise price of $1.60 per share and with a 5-1/2-year term expiring September 8, 2011. Mr. Peter E. Salas may be deemed to have voting and dispositive power over the shares of common stock owned by Dolphin Offshore Partners, L.P.; Mr. Salas disclaims beneficial ownership interest of such shares of common stock except to the extent of his pecuniary interest therein.

(5) Includes 111,111 shares subject to warrants to purchase shares of common stock, exercisable beginning September 8, 2006 at an exercise price of $1.60 per share and with a 5-1/2-year term expiring September 8, 2011.

(6) Includes 77,777 shares subject to warrants to purchase shares of common stock, exercisable beginning September 8, 2006 at an exercise price of $1.60 per share and with a 5-1/2-year term expiring September 8, 2011. Mr. Keith Goodman, manager of the general partner of Nite Capital L.P. may be deemed to have voting and dispositive power over the shares of common stock owned by Nite Capital L.P; Mr. Goodman disclaims beneficial ownership interest of such shares of common stock except to the extent of his pecuniary interest therein.

(7) Includes 66,666 shares subject to warrants to purchase shares of common stock, exercisable beginning September 8, 2006 at an exercise price of $1.60 per share and with a 5-1/2-year term expiring September 8, 2011. Mr. William Hechter may be deemed to have voting and dispositive power over the shares of common stock owned by Excalibur Limited Partnership; Mr. Hechter disclaims beneficial ownership interest of such shares of common stock except to the extent of his pecuniary interest therein.

(8) Includes 66,666 shares subject to warrants to purchase shares of common stock, exercisable beginning September 8, 2006 at an exercise price of $1.60 per share and with a 5-1/2-year term expiring September 8, 2011. Monarch Capital Fund Ltd is a British Virgin Islands Investment Fund managed by Beacon Fund Advisors Ltd and Advised by Monarch Managers Ltd. David Sims and Joseph Franck, the principals respectively of the Manager and Advisor, have voting and investment control with respect to the fund. Neither Mr. Sims nor Mr. Franck has any beneficial interest in the shares being registered hereunder.

(9) Includes 55,555 shares subject to warrants to purchase shares of common stock, exercisable beginning September 8, 2006 at an exercise price of $1.60 per share and with a 5-1/2-year term expiring September 8, 2011.

(10) Includes 55,555 shares subject to warrants to purchase shares of common stock, exercisable beginning September 8, 2006 at an exercise price of $1.60 per share and with a 5-1/2-year term expiring September 8, 2011. Bluegrass Growth Fund Partners, LLC is the general partner of Bluegrass Growth Fund LP. By virtue of such relationship, Bluegrass Growth Fund Partners, LLC may be deemed to have voting and dispositive power over the shares owned by Bluegrass Growth Fund LP. Bluegrass Growth Fund Partners, LLC disclaims beneficial ownership of such shares. Mr. Brian Shatz has delegated authority from the partners of Bluegrass Growth Fund Partners, LLC with respect to the shares of common stock owned by Bluegrass Growth Fund LP. Mr. Shatz may be deemed to have voting and dispositive power over the shares of common stock owned by Bluegrass Growth Fund LP. Mr. Shatz disclaims beneficial ownership of such shares of common stock and has no legal right to maintain such delegated authority.

(11) Includes 33,330 shares subject to warrants to purchase shares of common stock, exercisable beginning September 8, 2006 at an exercise price of $1.60 per share and with a 5-1/2-year term expiring September 8, 2011. Mr. Alan P. Donenfeld may be deemed to have voting and dispositive power over the shares of common stock owned by Paragon Capital L.P.; Mr. Donenfeld disclaims beneficial ownership interest of such shares of common stock except to the extent of his pecuniary interest therein. (12) Consists solely of warrants to purchase shares of common stock, exercisable beginning September 8, 2006 at an exercise price of $1.60 per share and with a seven-year term expiring March 8, 2013.


                              PLAN OF DISTRIBUTION

The shares covered by this prospectus may be offered and sold from time to time by the selling security holders. The selling security holders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling security holders may sell the shares being offered hereby on the OTC Bulletin Board or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or at negotiated prices. Shares may be sold by one or more of the following means of distribution:

         o block trades in which the broker-dealer so engaged will attempt to sell such shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

         o purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

         o over-the-counter distributions in accordance with the rules of the NASD;

         o ordinary brokerage transactions and transactions in which the broker solicits purchasers;

         o    put or call option transactions relating to the shares;

         o    privately negotiated transactions;

         o through the distribution of the shares by any selling security holder to its creditors, stockholders, partners, members or employees; and

         o    any combination of any of these methods of sale

We will not receive any of the proceeds from the sale of shares by the selling security holders, but we will be responsible for expenses incurred in connection with the registration of the shares. The selling security holders will be responsible for all selling commissions, underwriting fees and stock transfer taxes applicable to the sale of shares pursuant to this prospectus.

In connection with distributions of such shares or otherwise, the selling security holder may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with the selling security holders. The selling security holders may also sell our common stock short and redeliver the shares to close out such short positions. The selling security holders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of the shares offered hereby, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling security holders may also pledge such shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may affect sales of such pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

Selling security holders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act rather than pursuant to this prospectus, provided they meet the criteria and conform to the requirements of Rule 144.

In effecting sales, brokers, dealers or agents engaged by the selling security holders may arrange for other brokers or dealers to participate. Brokers, dealers or agents may receive commissions, discounts or concessions from the selling security holders in amounts to be negotiated prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with such sales, and any such commissions, discounts or concessions may be deemed to be underwriting discounts or commissions under the Securities Act of 1933. We will pay all reasonable expenses incident to the registration of the shares being offered hereby other than any commissions and discounts of underwriters, dealers or agents.

In order to comply with the securities laws of certain states, if applicable, the shares being offered hereby must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states such shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and there has been compliance thereof.

We have advised the selling security holders that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of shares in the market and to the activities of the selling security holders and their affiliates. In addition, we will make copies of this prospectus available to the selling security holders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares offered hereby. The selling security holders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

The selling security holders and any other persons participating in a distribution of the shares will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder, including Regulation M, which may restrict certain activities of, and limit the timing of purchases and sales of the shares by the selling security holders and other persons participating in a distribution of the shares. Furthermore, under Regulation M, persons engaged in a distribution of the shares are prohibited from simultaneously engaging in market making and certain other activities with respect to the shares for a specified period of time prior to the commencement of such distributions subject to specified exceptions or exemptions. All of the foregoing may affect the marketability of the shares offered hereby. To the extent required by law, we may require the selling security holders, and their brokers, if applicable, to provide a letter that acknowledges compliance with Regulation M under the Securities Exchange Act before authorizing the transfer of the selling security holders' shares of common stock.

To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution. In particular, upon being notified by a selling security holder that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required pursuant to Rule 424(b) under the Securities Act, disclosing:

         o the name of each such selling security holder and of the participating broker-dealer(s);

         o    the number of shares involved;

         o    the initial price at which the shares were sold;

         o the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable;

         o that such broker-dealer(s) did not conduct any investigation to verify the information set out in this prospectus; and

         o    other facts material to the transactions.

In connection with the sale of shares of common stock being offered hereunder, we have agreed to indemnify certain selling security holders, and any person controlling it against certain liabilities, including liabilities under the

Securities Act of 1933, and those selling security holders have agreed to indemnify us and certain related persons against certain liabilities, including liabilities under the Securities Act of 1933.


            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

COMMON STOCK

Our common stock is currently quoted for trading on the OTC Bulletin Board under the symbol "PBME." Initially, our common stock began trading in October 1996 (subsequent to the initial public offering) on The NASDAQ Stock Market under the symbol "PBMI". In March 1999, our securities were delisted from The NASDAQ Stock Market as it failed to meet the maintenance requirements for tangible net assets and minimum stock price. The stock subsequently traded and continues to trade on the OTC Bulletin Board. In March 2003, the ticker symbol for the common stock was changed to "PBME" from "PBMI" in connection with the 1:3 reverse stock split approved by our board of directors and stockholders.

The following table shows, for each quarter of fiscal 2005 and 2004 and the first three quarters of fiscal 2006, the high and low closing sales prices as reported by the OTC Bulletin Board. The quotations from the OTC Bulletin Board reflect inter-dealer prices without retail mark-up, mark-down, or commissions and may not represent actual transactions.

                                                              OTC BULLETIN BOARD
                                                                High       Low
         FISCAL 2006:
         Third quarter, ended March 31, 2006..............     $1.98      $1.15
         Second quarter, ended December 31, 2005..........      1.20       0.90
         First quarter, ended September 30, 2005..........      1.00       0.77

         FISCAL 2005:
         Fourth quarter, ended June 30, 2005..............      1.30       0.73
         Third quarter, ended March 31, 2005..............      1.33       0.87
         Second quarter, ended December 31, 2004..........      1.20       0.60
         First quarter, ended September 30, 2004..........      1.03       0.65

         FISCAL 2004:
         Fourth quarter, ended June 30, 2004..............      1.25       0.80
         Third quarter, ended March 31, 2004..............      1.25       0.65
         Second quarter, ended December 31, 2003..........      2.00       0.75
         First quarter, ended September 30, 2003..........      2.00       0.90

HOLDERS

As of March 31, 2006, there were 16,544,977 shares of common stock issued and outstanding, held by 234 holders of record, after giving effect to the sale and issuance of the shares in our recent private placement.

DIVIDENDS

We have never declared or paid any cash dividends with respect to our common stock, and do not plan to do so in the foreseeable future.

We anticipate that we will retain future earnings for use in the operation and expansion of our business and do not anticipate paying cash dividends on our equity in the foreseeable future. Any future determination with regard to the payment of dividends will be at the discretion of our board of directors and will be dependent upon our future earnings, financial condition, applicable dividend restrictions and capital requirements and other factors deemed relevant by the board of directors.

EQUITY COMPENSATION PLAN INFORMATION

The following table gives information as of June 30, 2005, regarding our common stock that may be issued upon the exercise of options, warrants and other rights under our equity compensation plans. See also "Notes 12 and 13 to Consolidated Financial Statements" for the fiscal year ended June 30, 2005 included in this prospectus.

                                         (A)
                                    No. of Shares               (B)                       (C)
                                    to be Issued          Weighted Average       No. of Shares Available
                                   Upon Exercise of       Exercise Price of       for Future Issuance,
                                 Outstanding Options,    Outstanding Options,      excluding securities
Plan Category                    Warrants and Rights     Warrants and Rights     reflected in Column (a)
-------------                    -------------------     -------------------     -----------------------
Equity Compensation Plans
Approved by Stockholders(1)            1,376,109                $0.81                    423,891

Equity Compensation Plans Not          3,085,713                $1.08                        --
                                     -----------                -----                  ---------
Approved by Stockholders
   TOTAL                               4,461,822                $1.00                    423,891

------------------
(1)  Consists solely of the Pacific Biometrics, Inc. 1996 Stock Incentive Plan.


           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS IN CONJUNCTION WITH OUR CONSOLIDATED AUDITED FINANCIAL STATEMENTS AND RELATED NOTES FOR THE YEAR ENDED JUNE 30, 2005, AND OUR CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS AND RELATED NOTES FOR THE THREE- AND SIX-MONTH PERIODS ENDED DECEMBER 31, 2005 INCLUDED ELSEWHERE IN THIS PROSPECTUS. EXCEPT FOR HISTORICAL INFORMATION, THE FOLLOWING DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS. SEE "CAUTIONARY NOTICE REGARDING FORWARD LOOKING STATEMENTS" AND "RISK FACTORS" ABOVE

OVERVIEW

We provide specialty central laboratory services to support pharmaceutical and laboratory diagnostic manufacturers in the conduct of human clinical research, for use in their drug and diagnostic product development efforts. Our clients include a number of the world's largest multi-national pharmaceutical, biotechnology and diagnostic companies. Our well-recognized specialty areas include cardiovascular disease (dyslipidemia, atherosclerosis, and coronary heart disease), diabetes (and obesity), and bone and joint diseases (osteoporosis as well as osteo and rheumatoid arthritis). Coupled with our specialty testing, we also have central laboratory capability and provide full-service central laboratory support for multi-center clinical trials, including routine safety lab tests (general chemistry, hematology, and urinalysis). Our company is a Delaware corporation, incorporated in May 1996, and we conduct our operations primarily through our wholly-owned subsidiary, Pacific Biometrics, Inc., a Washington corporation.

CRITICAL ACCOUNTING ESTIMATES AND POLICIES

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates including, among others, those affecting revenue, the allowance for doubtful accounts, and the useful lives of tangible and intangible assets. The discussion below is intended as a brief discussion of some of the judgments and uncertainties that can impact the application of these policies and the specific dollar amounts reported on our financial statements. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form our basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, or if management made different judgments or utilized different estimates. Many of our estimates or judgments are based on anticipated future events or performance, and as such are forward-looking in nature, and are subject to many risks and uncertainties, including those discussed below and elsewhere in this prospectus. We do not undertake any obligation to update or revise this discussion to reflect any future events or circumstances.

We have identified below some of our accounting policies that we consider critical to our business operations and the understanding of our results of operations. This is not a complete list of all of our accounting policies, and there may be other accounting policies that are significant to our company. For a detailed discussion on the application of these and our other accounting policies, see Note 2 to the Consolidated Financial Statements for the fiscal year ended June 30, 2005 included elsewhere in this prospectus.

         REVENUE RECOGNITION

         We recognize revenue in the period that the related services are performed. Historically, a majority of our net revenue has been earned under contracts which range in duration from six months to eighteen months, but can extend in duration up to two years or longer. Service contracts generally take the form of fixed-price arrangements. Under fixed-price contracts, revenue is recognized as services are performed, with performance generally assessed using output measures, such as units-of-work performed to date as compared to the total units-of-work contracted. Changes in the scope of work generally result in a renegotiation of contract pricing terms. Renegotiated amounts are not included in net revenue until earned and realization is assured. We also receive advances from certain clients related to the services to be performed for them. These advances are deferred and recognized as revenue in the period the related services are performed. Estimates of costs to complete are made, as appropriate, to provide for losses expected on contracts. Costs are not deferred in anticipation of contracts being awarded, but instead are expensed as incurred. All out-of-pocket costs are included in total revenue and expenses.

         BENEFICIAL CONVERSION FEATURE

         In accordance with Financial Accounting Standards Board (FASB) Emerging Issues Task Force Issue (EITF) No. 98-5 and FASB EITF No. 00-27, using the relative fair value method of Accounting Principles Board Opinion 14 ("APB 14"), we recorded a beneficial conversion feature (BCF) related to (a) the issuance of convertible debt that has conversion features at fixed rates that are in-the-money when issued and (b) the estimated value of warrants issued with the convertible debt. The BCF for the convertible debt and for the value allocated to warrants are measured and recognized by allocating a portion of the proceeds to additional paid-in capital with an offset to a discount on the convertible debt.

         For convertible debt and related warrants, the recorded discount is amortized as interest expense using the straight-line amortization method over the life of the debt.

         BAD DEBT ALLOWANCE

         We endeavor to assess and monitor the creditworthiness of our clients to which we grant credit terms in the ordinary course of business. We maintain a provision for doubtful accounts to provide for the possibility that amounts due to us may not be collected. As of June 30, 2005, the allowance for bad debt was approximately 4% of our total accounts receivable. This bad debt provision is monitored on a monthly basis and adjusted as circumstances warrant. As the recorded bad debt provision is based upon management's judgment, actual bad debt write-offs may be greater or less than the amount recorded. Historically bad debt write-offs have not been material.

         OPERATING EXPENSES

         Historically, we have segregated our recurring operating expenses among three categories: laboratory and cost of goods sold; selling, general and administrative expenses; and research and development. For the fiscal period ended June 30, 2004, operating expenses also included a fourth category, impairment of technology assets, as described above. Laboratory expenses and cost of goods sold consist of amounts necessary to complete the revenue and earnings process, and includes direct labor and related benefits, other direct costs, and an allocation of facility charges and information technology costs, and depreciation and amortization. Also, laboratory expenses and cost of goods sold include shipping and handling fees and reimbursable out-of-pocket costs. Laboratory expenses and cost of goods sold, as a percentage of net revenue, tends, and is expected, to fluctuate from one period to another, as a result of changes in labor utilization and the mix of service offerings involving studies conducted during any period of time. Selling, general and administrative expenses include business development activities, sales and marketing expenses and related commissions, and laboratory administration expenses. Selling, general and administrative expenses consist primarily of administrative payroll and related benefit charges, legal and accounting fees, advertising and promotional expenses, administrative travel and an allocation of facility charges, information technology costs, and depreciation and amortization. Research and development expenses consist of direct labor and related benefits, supplies, legal fees for patent applications, travel expenses, and depreciation and amortization. Impairment of technology assets resulted from the write-off of our technology assets for fiscal 2004.

         We depreciate equipment and computers over three to five years, while leasehold improvements are depreciated over the remaining life of the lease or ten years. This estimate of a three to five-year useful life on equipment and computers and a useful life based on the remaining years left on the building lease for leasehold improvements reflects management's judgment that these useful life periods reflect a reasonable estimate of the life over which the equipment, computers and leasehold improvements will be used by us. However, the amount of depreciation expense we record in any given period will change if our estimates of the useful life of our equipment, computers or leasehold interests were to increase or decrease.

RESULTS OF OPERATIONS FOR THREE-MONTH AND SIX-MONTH PERIODS ENDED DECEMBER 31, 2005 AND 2004

REVENUE:

-------------------------------------------------------------------------------------------
DOLLARS IN THOUSANDS,
ROUNDED TO NEAREST     THREE MONTHS ENDED                  SIX MONTHS ENDED
THOUSAND                   DECEMBER 31,       $       %       DECEMBER 31,      $       %
                       ------------------  ------  ------  ----------------  ------  ------
                          2005      2004   Change  Change     2005    2004   Change  Change
---------------------- --------- --------  ------  ------  -------- -------  ------  ------
REVENUE                  $3,113    $1,009  $2,104   309%    $4,948   $1,443  $3,505    343%
-------------------------------------------------------------------------------------------

         Our revenue is generated from clinical trials and diagnostic testing services. Our revenue increased to $3,113,000 from $1,009,000 or approximately 309% between the comparable quarters ended December 31, 2005 and 2004, respectively. This was the result of an increase in the size and number of clinical trials testing services we performed. This increase reflects the continuing significant increases in revenue and open work orders we have been experiencing over four of the past five quarters. For the comparable six months ended December 31, 2005 and 2004, our revenue increased to $4,948,000 from $1,443,000 or approximately 343%. This also was the result of an increase in the size and number of clinical trials testing services we performed.

         Our quarterly fluctuations in total revenue are often explained by changes in the testing and open work orders from our historically largest clients. This is the result of prior work orders having been completed, clinical studies having ended or clinical studies having been terminated early. In particular, our recent fluctuations in revenue can be partially explained by the testing requirements and open work orders of our top five clients. For the three- and six-month periods ended December 31, 2005, our current largest client accounted for 35% and 35% of our total revenue, compared to approximately 38% and 33%, respectively, for the three- and six-month periods ended December 31, 2004. We have been making efforts to diversify our client base, however, we expect to remain substantially dependent on our top five clients for a significant portion of our revenue, and as such, a decline or increase in the volume of services performed for any one or more of these clients will continue to have a significant impact on our revenue. The concentration of credit risk is described above in Note 4 to our unaudited consolidated financial statements.

         During the three- and six-months ended December 31, 2005, revenue generated from clinical trials testing services accounted for approximately 78% and 70%, respectively of our total revenue as compared to 60% and 51%, respectively, during the quarter and six months ended December 31, 2004. During the three- and six-month periods ended December 31, 2005, revenue generated from diagnostic services and trial services accounted for approximately 3% and 7%, respectively of our total revenue as compared to 14% and 20%, respectively, during the quarter and six months ended December 31, 2004. During the three- and six-month periods ended December 31, 2005, revenue generated from referral sources accounted for approximately 19% and 23%, respectively of our total revenues as compared to 24% and 22%, respectively, during the quarter and six months ended December 31, 2004.

LABORATORY EXPENSE AND COST OF GOODS SOLD:

REVENUE:

-------------------------------------------------------------------------------------------
DOLLARS IN THOUSANDS,
ROUNDED TO NEAREST     THREE MONTHS ENDED                  SIX MONTHS ENDED
THOUSAND                   DECEMBER 31,       $       %       DECEMBER 31,      $       %
                       ------------------  ------  ------  ----------------  ------  ------
                          2005      2004   Change  Change     2005    2004   Change  Change
---------------------- --------- --------  ------  ------  -------- -------  ------  ------
LABORATORY EXPENSES AND
COST OF GOODS SOLD       $1,464     $586    $878    250%    $2,405    $996   $1,409   242%
---------------------- --------- --------  ------  ------  -------- -------  ------  ------
PERCENTAGE OF REVENUE      47%       58%                       49%     69%
---------------------- --------- --------                  -------- -------

         Laboratory expense and cost of goods sold consist primarily of payment of salaries and related benefits to employees performing analysis of clinical trial samples, the cost of supplies for analysis of clinical trial samples, payments to subcontractors of laboratory services, and other expenses such as business and occupation taxes. For the comparable quarters ended December 31, 2005 and 2004, laboratory expenses and cost of goods sold increased approximately 250% to $1,464,000 from $586,000, respectively, and as a percentage of revenue, decreased to approximately 47% from approximately 58%. The relative decrease in laboratory expense and cost of goods sold as a percentage of revenue was primarily the result of the significant increase in revenue over the comparable period and the fixed components of laboratory expense and cost of goods sold.

         For the comparable six-month periods ended December 31, 2005 and 2004, laboratory expenses and cost of goods sold increased approximately 242% to $2,405,000 from $996,000, respectively, and as a percentage of revenue, decreased to approximately 49% from approximately 69%. The relative decrease in laboratory expense and cost of goods sold as a percentage of revenue was primarily the result of the significant increase in revenue over the comparable period and the fixed components of laboratory expense and cost of goods sold.

         The largest component increase in laboratory expense and costs of goods sold was the 363% increase in lab supplies to approximately $663,000 from $195,000 for the quarters ended December 31, 2005 and 2004, respectively. Lab supplies represented approximately 45% and 33% of laboratory expense and cost of goods sold for the quarters ended December 31, 2005 and 2004, respectively. The increase in lab supplies between the comparable quarters is the result of the increase in clinical and diagnostic testing services we provided to our clients. Lab supplies expense increased 363% to approximately $957,000 from $264,000 for the six-month period ended December 31, 2005 and 2004, respectively. Lab supplies represented approximately 40% and 26% of laboratory expense and cost of goods sold for the six-month period ended December 31, 2005 and 2004, respectively. The increase in lab supplies between the comparable six-month periods is the result of the increase in clinical and diagnostic testing services we provided to our clients.

         Salaries and related benefits for our employees performing analysis of clinical trials and diagnostic samples rose 207% to approximately $460,000 from $222,000 for the quarters ended December 31, 2005 and 2004, respectively. Salaries and related benefits accounted for approximately 31% and 38% of total laboratory expense and cost of goods sold for the quarters ended December 31, 2005 and 2004, respectively. Salaries and related benefits rose 193% to approximately $809,000 from $420,000 for the six-month period ended December 31, 2005 and 2004, respectively. Salaries and related benefits accounted for approximately 34% and 42% of total laboratory expense and cost of goods sold for the six-month periods ended December 31, 2005 and 2004, respectively. The significant increase in salaries and benefits is due to increased hiring of laboratory personnel related to the increase in our business activity. On December 31, 2005 we had 32 FTE in our laboratory services. This compares to 20 FTE on December 31, 2004.

         For the quarter and six months ended December 31, 2005, we incurred computer consulting expenses of approximately $76,000 and $121,000, respectively, in connection with initial stages of implementation of our new ClinAxys II Laboratory Information System, and recruiting expenses of approximately $0 and $23,000, respectively.

We had no comparable expenses during the quarter and six months ended December 31, 2004. We anticipate that we will incur additional computer consulting expense during the remainder of fiscal 2006 as we complete the implementation of our new laboratory information system.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE:

-------------------------------------------------------------------------------------------
DOLLARS IN THOUSANDS,
ROUNDED TO NEAREST     THREE MONTHS ENDED                  SIX MONTHS ENDED
THOUSAND                   DECEMBER 31,       $       %       DECEMBER 31,      $       %
                       ------------------  ------  ------  ----------------  ------  ------
                          2005      2004   Change  Change     2005    2004   Change  Change
---------------------- --------- --------  ------  ------  -------- -------  ------  ------
SELLING, GENERAL AND
ADMINISTRATIVE EXPENSE   $837      $596     $241    140%    $1,671  $1,276    $395     131%
---------------------- --------- --------  ------  ------  -------- -------  ------  ------
PERCENTAGE OF REVENUE     27%       59%                        34%     88%
---------------------- --------- --------                  -------- -------

         Our selling, general and administrative expense consists primarily of compensation for our executive officers, board members and other selling, general and administrative personnel, legal and accounting fees, and payments under consulting arrangements. Selling, general and administrative expense increased 140% to approximately $837,000 from $596,000 for the quarters ended December 31, 2005 and 2004, respectively. As a percentage of revenue, selling, general and administrative expense was 27% and 59%, respectively, for the quarters ended December 31, 2005 and 2004.

         The 140% increase in selling, general and administrative expense was primarily the result of a 137% increase to approximately $488,000 from $356,000 in overall salaries, commissions, consulting fees, board fees and related benefits for the quarters ended December 31, 2005 and 2004, respectively. This increase was greatest for laboratory administration (increased from $139,000 to $233,000 for the three months ended December 31, 2004 and 2005, respectively) and laboratory sales (increased from $92,000 to $155,000 for the three months ended December 31, 2004 and 2005, respectively). This increase in expense was primarily due to added staff.

         Selling, general and administrative expense increased 131% to approximately $1,671,000 from $1,276,000 for the six-month periods ended December 31, 2005 and 2004, respectively. As a percentage of revenue, selling, general and administrative expense was 34% and 88%, respectively, for the six-month periods ended December 31, 2005 and 2004.

         The 131% increase in selling, general and administrative expense was primarily the result of a 139% increase to approximately $979,000 from $705,000 in overall salaries, commissions, consulting fees, board fees and related benefits for the six-month periods ended December 31, 2005 and 2004, respectively. This increase was greatest for laboratory administration (increased from $258,000 to $446,000 for the six months ended December 31, 2004 and 2005, respectively) and laboratory sales (increased from $191,000 to $242,000 for the six months ended December 31, 2004 and 2005, respectively). This increase in expense was primarily due to added staff.

         Offsetting this increase was an 18% reduction to approximately $304,000 from $372,000 in legal, accounting, printing and general public company costs for the six months ended December 31, 2005 and 2004, respectively. During the six months ended December 31, 2004 as compared to the six months ended December 31, 2005 we incurred higher legal fees and accounting expenses that were primarily the result of work on our two resale registration statements during the six months ended December 31, 2004. Those two registration statements were declared effective on September 28, 2004. We had no significant registration expense for the six months ended December 31, 2005.

         Selling, general and administrative expenses also include compensation expense or income resulting from the May 2002 repricing of all then-outstanding stock options to the then-current market price of $0.06. To adjust these options to fair market value, we recognized income (expense) of approximately $283 and $(2,259) for the six months ended December 31, 2005 and 2004, respectively. As of December 31, 2005 and 2004, respectively, 0 and 7,902 repriced options remained outstanding. (See "Note 12 to Notes to Consolidated Financial Statements" in our Report on Form 10-KSB for the year ended June 30, 2005). We will no longer recognize compensation expense or income in the future on the repriced stock options since all outstanding repriced stock options have been exercised or have expired.

RESEARCH AND PRODUCT DEVELOPMENT:

-------------------------------------------------------------------------------------------
DOLLARS IN THOUSANDS,
ROUNDED TO NEAREST     THREE MONTHS ENDED                  SIX MONTHS ENDED
THOUSAND                   DECEMBER 31,       $       %       DECEMBER 31,      $       %
                       ------------------  ------  ------  ----------------  ------  ------
                          2005      2004   Change  Change     2005    2004   Change  Change
---------------------- --------- --------  ------  ------  -------- -------  ------  ------
RESEARCH AND PRODUCT
DEVELOPMENT               $12       $37     $(25)   (68)%     $21     $43    $(22)   (51)%
---------------------- --------- --------  ------  ------  -------- -------  ------  ------
PERCENTAGE OF REVENUE      0%        4%                        0%      3%
-------------------------------------------------------------------------------------------

Research and product development expenses consist mainly of our expenditures incurred in connection with development of our OsteoPatch, SalivaSac, LIDA and cell viability technology held in our subsidiary PBI Technology. For the comparable quarters ended December 31, 2005 and 2004, research and product development expenses decreased 68% to approximately $12,000 from $37,000. For the comparable six-month periods ended December 31, 2005 and 2004, research and product development expenses decreased 51% to approximately $21,000 from $43,000. The decrease in research and development expenses for the comparable periods of fiscal 2006 over fiscal 2005 is due to the termination of our agreement with Utek, which was terminated as of June 23, 2005. For both the quarter and six months ended December 31, 2004, we incurred $30,000 in non-cash compensation costs associated with our agreement with Utek.

         We anticipate that we will continue to incur relatively small research and development expenses. However, if we are unable to increase revenues or raise additional funding to continue to fund our existing research and development efforts, we might seek to further reduce our research and development efforts and expenses.

OTHER EXPENSE:

-------------------------------------------------------------------------------------------
DOLLARS IN THOUSANDS,
ROUNDED TO NEAREST     THREE MONTHS ENDED                  SIX MONTHS ENDED
THOUSAND                   DECEMBER 31,       $       %       DECEMBER 31,      $       %
                       ------------------  ------  ------  ----------------  ------  ------
                          2005      2004   Change  Change     2005    2004   Change  Change
---------------------- --------- --------  ------  ------  -------- -------  ------  ------
OTHER EXPENSE             $339     $152     $187    223%      $670    $321    $349    209%
---------------------- --------- --------  ------  ------  -------- -------  ------  ------
PERCENTAGE OF REVENUE      11%      15%                        14%     22%
-------------------------------------------------------------------------------------------

         Total other expense increased 223% or approximately $187,000 to $339,000 from $152,000 during the quarters ended December 31, 2005 and 2004, respectively. Total other expense increased 209% or approximately $349,000 to $670,000 from $321,000 during the six months ended December 31, 2005 and 2004, respectively.

         A major component of other expense in the quarter and six months ended December 31, 2005 was approximately $84,000 and $191,000, respectively of cash interest expense on notes payable and lease obligations. We also incurred approximately $212,000 and $425,000, respectively of non-cash interest expense that represented the amortization of the intrinsic value of the beneficial conversion features of the two secured convertible notes and fair market value allocated to 2,207,905 warrants related to our two secured convertible notes with Laurus in May 2004 and January 2005 (respectively, the "2004 Note" and "2005 Note"). As of December 31, 2005 $2,235,000 remained unamortized and will be amortized, using the straight-line interest method, over the remaining lives of the 2004 and 2005 Notes, or upon their earlier conversion. (See "Note 9 to Notes to Consolidated Financial Statements" in our Report on Form 10-KSB for the year ended June 30, 2005). In comparison, major components of other expense in the quarter and six months ended December 31, 2004 was approximately $18,000 and $73,000, respectively of cash interest expense on notes payable and lease obligations, and approximately $67,000 and $139,000, respectively of non-cash interest expense that represented the amortization of the intrinsic value of the beneficial conversion features of the 2004 Note and fair market value allocated to 681,818 warrants related to our

2004 Note. (See "Note 9 to Notes to Consolidated Financial Statements" in our Report on Form 10-KSB for the year ended June 30, 2005).

         For the quarter and six months ended December 31, 2005, we also incurred approximately $27,000 and $54,000, respectively in expense related to the amortization of our deferred finance cost associated with both the 2004 Note and the 2005 Note, whereas for the quarter and six months ended December 31, 2004, we incurred approximately $16,000 and $52,000, respectively in such amortization expense of our deferred finance cost associated with the only the 2004 Note.

NET INCOME (LOSS):

-------------------------------------------------------------------------------------------
DOLLARS IN THOUSANDS,
ROUNDED TO NEAREST     THREE MONTHS ENDED                  SIX MONTHS ENDED
THOUSAND                   DECEMBER 31,       $       %       DECEMBER 31,      $       %
                       ------------------  ------  ------  ----------------  ------  ------
                          2005      2004   Change  Change     2005    2004   Change  Change
---------------------- --------- --------  ------  ------  -------- -------  ------  ------
NET INCOME (LOSS)         $461    $(363)    $824    227%     $180   $(1,192) $1,372   115%
---------------------- --------- --------  ------  ------  -------- -------  ------  ------
PERCENTAGE OF REVENUE      15%     (36)%                       4%     (83)%
-------------------------------------------------------------------------------------------

         We had net income of approximately $461,000 for the quarter ended December 31, 2005 compared to a net loss of approximately $363,000 for the quarter ended December 31, 2004. This difference between the net income and net loss for the quarters was primarily attributable to our significantly increased revenue and percentage of gross profits in the comparable quarters. The increase in gross margin was offset partially by the increase in selling, general and administrative expenses and the increase in other expense discussed above.

         We had net income of approximately $180,000 for the six-month period ended December 31, 2005 compared to a net loss of approximately $1,192,000 for the six-month period ended December 31, 2004. This difference between the net income and net loss was primarily attributable to our significantly increased revenue and percentage of gross profit in the comparable six-month periods and the increased interest expense related to the 2004 Note with Laurus. These additional expenses were only partially offset by decreases in research and product development expenses discussed above.

         We realized operating income of approximately $800,000 and $850,000, respectively for the quarter and six months ended December 31, 2005, as compared to operating losses of approximately $211,000 and $871,000 for the three- and six-month periods ended December 31, 2004.

         Excluding the effects of the following non-cash items: 1) the amortization of the fair market value of the beneficial conversion feature and warrants of approximately $212,000 and $425,000, respectively; 2) the amortization of deferred finance costs on the 2004 Note and 2005 Note of approximately $27,000 and $54,000, respectively; and 3) depreciation and amortization of approximately $64,000 and $116,000, respectively, we realized earnings of approximately $764,000 and $775,000, respectively for the quarter and six months ended December 31, 2005.

RESULTS OF OPERATIONS FOR THE FISCAL YEARS ENDED JUNE 30, 2005 AND 2004

REVENUE:

Dollars in thousands,             YEARS ENDED
rounded to nearest thousand         JUNE 30,         $           %
------------------------------ ----------------- ---------- ----------
                                 2005     2004     Change      Change
------------------------------ -------- -------- ---------- ----------
REVENUE                         $3,230   $4,801   $(1,571)      (33)%
----------------------------------------------------------------------

         Our revenue is primarily generated from clinical pharmaceutical trials testing services and from diagnostic services. The approximately 33% decrease in fiscal 2005 revenue over fiscal 2004 was primarily attributable to a decrease in the size and number of clinical pharmaceutical trials testing and diagnostic testing services we performed. This overall decrease in revenue was partially offset with the large percentage increase in referral revenues. This category increased based in part on our joint marketing efforts with other laboratories.

         The overall decrease primarily reflects reductions in revenue in the first and fourth fiscal quarters for the year ended June 30, 2005. Combined revenue for the first and fourth quarters for the fiscal year ended June 30, 2005 was $1,173,000 as compared to $3,711,000 for the comparable quarters in the prior fiscal year. The decrease in revenue observed in these two fiscal quarters was offset somewhat by the increase in revenue for the second and third quarters for fiscal 2005. Combined revenue for the second and third quarters for the fiscal year ended June 30, 2005 was $2,057,000 as compared to $1,090,000 for the comparable quarters in the prior fiscal year. These quarterly fluctuations in revenue are primarily explained by the timing between our work on testing and open work orders, and prior work orders having been completed or terminated.

         Historically, our largest two clients in any individual fiscal year have represented in excess of 50% of our revenue. However, during the fiscal year ended June 30, 2005, our top two clients represented 40% of our revenue as compared to 75% during the fiscal year ended June 30, 2004. Our largest single client in fiscal 2005 accounted for approximately 23% and 36% of our total revenue in fiscal 2005 and 2004, respectively, while our largest single client in fiscal 2004 accounted for approximately 4% and 40% of our total revenue in fiscal 2005 and 2004, respectively. Revenue from our largest five clients represented approximately 67% and 86% of total revenue in fiscal 2004 and fiscal 2003, respectively.

LABORATORY EXPENSE AND COST OF GOODS SOLD:

Dollars in thousands,             YEARS ENDED
rounded to nearest thousand         JUNE 30,         $           %
------------------------------ ----------------- ---------- ----------
                                 2005     2004     Change      Change
------------------------------ -------- -------- ---------- ----------
LABORATORY EXPENSE AND COST
OF GOODS SOLD                   $2,456   $2,763     $(307)     (11)%

PERCENTAGE OF REVENUE             76%      58%
----------------------------------------------------------------------

         For the comparable fiscal years ended June 30, 2005 and 2004, laboratory expense and cost of goods sold decreased approximately 11%. As a percentage of revenue, laboratory expense and cost of goods sold increased in fiscal 2005 to approximately 76% from approximately 58% in fiscal 2004. The relative increase in laboratory expense and cost of goods sold as a percentage of revenue was primarily the result of the significant decrease in revenues over the comparable periods and the fixed components of laboratory expense and cost of goods sold.

         Laboratory expense and cost of goods sold consist primarily of payment of salaries and related benefits to employees performing analysis of clinical trial samples, the cost of supplies for analysis of clinical trial samples, payments to subcontractors of laboratory services, and other expenses such as payment of business and occupation taxes. During the fiscal years ended June 30, 2005 and 2004, respectively, salaries and related benefits accounted for approximately 42% and 35% of total laboratory expense and cost of goods sold, lab supplies were approximately 30% and 24%, and outside services were approximately 4% and 20%. The 80% decrease in outside services resulted from approximately $537,000 we paid for outside services during fiscal 2004 compared to approximately $107,000 for all outside services for fiscal 2005. Salaries and related benefits rose 7% to $1,030,000 from $966,000 for the fiscal years ended June 30, 2005 and 2004, respectively.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE:

Dollars in thousands,             YEARS ENDED
rounded to nearest thousand         JUNE 30,         $           %
------------------------------ ----------------- ---------- ----------
                                 2005     2004     Change      Change
------------------------------ -------- -------- ---------- ----------
SELLING, GENERAL AND
ADMINISTRATIVE EXPENSE          $2,819    $3,145    $(326)     (10)%

PERCENTAGE OF REVENUE              87%       66%
-----------------------------------------------------------------------

         Our selling, general and administrative expense consists primarily of compensation for our executive officers, board members and other selling, general and administrative personnel, compensation income (expense) on our stock options, legal and accounting fees, and payments under consulting arrangements.

         For the comparable years ended June 30, 2005 and 2004, respectively, selling, general and administrative expense decreased approximately 10% to approximately $2,819,000 from $3,145,000. As a percentage of revenue, selling, general and administrative expenses were approximately 87% and 66%, respectively, for the comparable fiscal years ended June 30, 2005 and 2004.

         The reduction in our selling, general and administrative expenses for the comparable periods is due in large part to the termination of our prior management agreement with Saigene Corporation, effective August 31, 2004. Accordingly, for the comparable fiscal years ended June 30, 2005 and 2004, respectively, management fees decreased 94% to approximately $40,000 from $680,000.

         Excluding Saigene management fees, selling, general and administrative expenses were approximately $2,779,000 and $2,465,000 (approximately 86% and 51% as a percentage of revenue), respectively, for the comparable fiscal years ended June 30, 2005 and 2004. The dollar increase in our selling, general and administrative expenses for the comparable periods is due in large part to salaries and benefits for management, sales and administrative personnel, which increased approximately $234,000. The increase in our selling, general and administrative expenses for the comparable periods is also due to the investor relations program with IRG and outside consulting services. We had decreased expenses for board of director, legal and accounting fees, while expenses associated with bonuses, recruiting, trade shows and travel all increased.

         Selling, general and administrative expenses also include compensation income (expense) resulting from the May 2002 repricing of all outstanding stock options to the then-current market price of $0.06. For the comparable fiscal years ended June 30, 2005 and 2004, respectively, we recognized approximately $1,500 and $35,000 in income. As of June 30, 2005, 7,902 repriced options remained outstanding. In the future, the amount of compensation expense (income) we recognize will fluctuate based on the value of our common stock and the number of options that are outstanding as of each valuation date. (See "Note 12 to Notes to Consolidated Financial Statements" for the fiscal year ended June 30, 2005 included in this prospectus).

RESEARCH AND PRODUCT DEVELOPMENT:

Dollars in thousands,             YEARS ENDED
rounded to nearest thousand         JUNE 30,         $           %
------------------------------ ----------------- ---------- ----------
                                 2005     2004     Change      Change
------------------------------ -------- -------- ---------- ----------
RESEARCH AND PRODUCT
DEVELOPMENT                       $114     $129     $(15)      (12)%

PERCENTAGE OF REVENUE               4%       3%
----------------------------------------------------------------------

         Research and development expenses consist mainly of our expenditures incurred in connection with development of our LIDA and cell viability technology that is held by our subsidiary, PBI Technology.

         For the comparable fiscal years ended June 30, 2005 and 2004, research and product development expenses decreased approximately 12% to approximately $114,000 from $129,000. The decrease was primarily the result of decreased compensation expense as a result of fewer employees in research and product development in the current year period over the comparable prior year period. For the fiscal year ended June 30, 2005, the decrease was partially offset by increased costs of $85,000 associated with our agreement with Utek Corporation, which we entered into September 30, 2004, for Utek to assist us in identifying one or more licensing, royalty or asset sale opportunities for the technology assets held by PBI Technology. We terminated this agreement in June 2005. Under this agreement, we paid no cash compensation to Utek, but issued to Utek 129,730 unregistered shares of common stock as compensation, with 1/12th of the shares (10,810 shares) vesting each month during the term of the agreement, of which 91,885 shares were vested as of the date of termination of the agreement and the remaining 37,845 shares were returned to us for cancellation.

         We anticipate that we will continue to incur research and development expenses related to the technology held by PBI Technology. However, if we are unable to increase revenue or raise additional funding to continue to fund our existing research and development efforts, we will seek to further reduce our research and development efforts and expenses.

IMPAIRMENT OF TECHNOLOGY ASSETS:

Dollars in thousands,             YEARS ENDED
rounded to nearest thousand         JUNE 30,         $           %
------------------------------ ----------------- ---------- ----------
                                 2005     2004     Change      Change
------------------------------ -------- -------- ---------- ----------
IMPAIRMENT OF TECHNOLOGY
ASSETS                             $0      $477     $(477)     (100)%

PERCENTAGE OF REVENUE              0%       10%
----------------------------------------------------------------------

         As of June 30, 2004, we re-assessed impairment issues on our technology assets and we concluded that the recorded value of those assets should be written off. Accordingly, as of June 30, 2004, we wrote off the entire balance of $476,874 of technology assets as an operating expense, "Impairment of technology assets" (in accordance with SFAS 144- "ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS"). (See "Note 2 to Notes to Consolidated Financial Statements" - Summary of Significant Accounting Policies - Technology Assets for the fiscal year ended June 30, 2005 included in this prospectus). We had no comparable expense in fiscal 2005.

OTHER EXPENSE:

Dollars in thousands,             YEARS ENDED
rounded to nearest thousand         JUNE 30,         $           %
------------------------------ ----------------- ---------- ----------
                                 2005     2004     Change      Change
------------------------------ -------- -------- ---------- ----------
OTHER EXPENSE                   $(834)   $(172)    $(662)       385%

PERCENTAGE OF REVENUE            (26)%     (4)%
----------------------------------------------------------------------

         Total other expense increased 385% to approximately $834,000 from expense of $172,000 during the fiscal years ended June 30, 2005 and 2004, respectively. There were two major components of other expense in the year ended June 30, 2005 associated with the Laurus 2004 and 2005 Notes. First, in the year ended June 30, 2005, we had approximately $672,000 of interest expense on the Laurus 2004 and 2005 Notes, other notes payable and lease obligations. Of this amount, approximately $229,000 was cash interest paid on the 2004 and 2005 Notes, while we recorded $423,407 and $21,746 of non-cash expense related to the amortization of the intrinsic value of the beneficial conversion features of the 2004 and 2005 Notes for the years ended June 30, 2005 and 2004. As of June 30, 2005, $2,659,284 of the beneficial conversion feature and warrant discount remained unamortized. Because of the extension and deferral of interest on the 2004 and 2005 Notes, we adjusted the amortization schedule of the intrinsic value of the beneficial conversion and will be amortized at approximately $71,000 per month, using the straight-line method, over the remaining life of the 2004 and 2005 Notes or upon their earlier conversion. (See Note 9 to Notes to Consolidated Financial Statements -- DEFERRAL & EXTENSION OF SECURED CONVERTIBLE NOTES for the fiscal year ended June 30, 2005 included in this prospectus). We entered into the financing arrangements with Laurus effective May 28, 2004 and January 31, 2005, so we had only $21,746 in comparable expenses related to the May 2004 secured convertible note for the comparable twelve month period ended June 30, 2004.

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

         The second major component of other expense associated with Laurus related to the approximately $293,500 in fees and expenses in the fourth quarter of fiscal 2004, related to the 2004 Note, and approximately $168,000 in fees and expenses in the year ended June 30, 2005, related to the 2005 Note. We are amortizing these fees to deferred financing costs over the amended 48-month life of each note, resulting in approximately $116,000 of expense recognized for the fiscal year ended June 30, 2005 compared to approximately $5,000 of expense recognized as of June 30, 2004. For fiscal 2006, we expect to continue to amortize these expenses at the rate of approximately $9,000 per month, or $27,000 per quarter.

         For fiscal 2004, our net "other expense" included approximately $42,000 in Washington state sales and business and occupation tax refunds from a review of past years tax remittances, approximately $155,000 of interest expense on notes payable and lease obligations (net of interest income), and approximately $72,000 from a loss on the receipt of common stock instead of cash in payment of a $200,000 note receivable from a related party (Saigene) and approximately $16,000 in accrued interest income.

NET LOSS:

Dollars in thousands,             YEARS ENDED
rounded to nearest thousand         JUNE 30,         $           %
------------------------------ ----------------- ---------- ----------
                                 2005     2004     Change      Change
------------------------------ -------- -------- ---------- ----------
NET LOSS                       $(2,993) $(1,884)   $(1,109)    (59)%

PERCENTAGE OF REVENUE            (93)%    (39)%
----------------------------------------------------------------------

         We had a net loss of approximately $2,993,000 in fiscal 2005 compared to a net loss of approximately $1,884,000 in fiscal 2004. This increase in loss is reflective of our significant decrease in revenue during fiscal 2005. In addition, the increase in net loss from fiscal 2004 to fiscal 2005 was significantly as a result of increase in other expenses and the increase in our selling, general and administrative expenses (net of the Saigene management fees).

LIQUIDITY AND CAPITAL RESOURCES:

We had net operating income for the six-month period ended December 31, 2005 and a net loss for the fiscal year ended June 30, 2005. Revenue for the six-month period ended December 31, 2005 was significantly higher than revenue in the comparable prior fiscal periods. Revenue for our fiscal year ended June 30, 2005 was significantly lower than revenue in the comparable prior fiscal year periods, although we saw improvements in revenue during the second and third quarters of the 2005 fiscal year that has continued during the first and second quarters of the 2006 fiscal year. Should revenue continue to increase, we will possibly avoid our previous experience of significant losses and adverse effects on our cash and working capital positions. Our operations historically have been funded through revenue generated from operations and from the sale and issuance of our common stock, preferred stock and debt.

At December 31, 2005, our cash and cash equivalents were approximately $478,000, compared to approximately $1,439,000 at June 30, 2005. In addition, at December 31, 2005, we had working capital of approximately $185,000, compared to working capital of approximately $308,000 at June 30, 2005. The decreases in cash, cash equivalents and working capital are attributable to several changes in the balance sheet components. Changes providing favorable impact include an increase in accounts receivable and decreases in accrued liabilities, advances from customers, and other notes payable - current portion. The decrease in our working capital, cash and equivalents is primarily attributable to our build up in accounts receivable, net of a relatively smaller increase in accounts payable. To a lesser degree the net decrease in our working capital, cash and cash equivalents is the result of 1) certain payments made on our notes payable
2) decrease in accrued liabilities, 3) decrease in advance payments from customers, and 4) payments we made for capital expenditures.

For the comparable fiscal years, at June 30, 2005, our cash and cash equivalents were approximately $1,439,000, compared to approximately $2,941,000 at June 30, 2004. The decrease in our cash and equivalents is primarily attributable to our net operating loss. To a lesser degree the net decrease in our cash and cash equivalents is the result of: (a) payments made for prepaid expenses, (b) interest payments made on our notes payable, (c) an increase in our accounts receivables, and (d) our purchases of capital equipment. These items were offset to some degree as a the result of: (i) increases in advances from our clients, (ii) increases in deferred compensation, and (iii) the return of our restricted cash security deposit from our landlord. We previously had restricted cash of approximately $71,000 which represented a security deposit in connection with our office lease in Seattle, Washington that expires in July 2007. During the fourth quarter of fiscal 2005 our landlord returned this restricted cash security deposit. Our prepaid expenses and other assets increased by approximately $524,000 primarily from the acquisitions of our laboratory information system and our backup power generator.

At December 31, 2005, we had approximately $2,206,000 in accounts receivable, compared to approximately $608,000 as of June 30, 2005, reflecting the timing of revenues billed and collected. We generally have a high collectibility rate on our accounts receivable, and our allowance for doubtful accounts is only $32,100 which we believe is reasonable based on our past experience. Our accounts receivable generally reflect our billings, and may include one or several individually large client receivables from time to time. We had one clinical service client that represented 29% or approximately $632,000 of our accounts receivable balance as of December 31, 2005. Additionally, given the significant increase in our revenue for the six-month period ended December 31, 2005 as compared to the six-month period ended December 31, 2004, accounts receivable decreased as a percentage of revenue as of December 31, 2005, to approximately 71% as compared to 81% as of December 31, 2004.

Total liabilities recorded on our balance sheet as of December 31, 2005 were approximately $4,303,000 compared to approximately $3,789,000 as of June 30, 2005. The increase in liabilities was the result of an increase in accounts payable, an increase in the booked values of our 2004 and 2005 Notes as the beneficial discount is amortized, and an increase in other notes payable, offsetting our payments against accounts payable and certain notes payable. A significant component of our liabilities are represented by the 2004 and 2005 Notes with Laurus (See "BUSINESS -- Laurus Debt Investment" in our Annual Report on Form 10-KSB for the fiscal year ended June 30, 2005), and, to a lesser degree, our new borrowings in fiscal 2006 under our $500,000 credit facility with Franklin Funding. As required by U.S. generally accepted accounting principles, the liability we recorded for the 2004 and 2005 Notes reflected an aggregate discount from the face value of the note by approximately $2,235,000, related to the valuation of the beneficial conversion feature and the warrants. During the six-month period ended December 31, 2005, Laurus converted $63,600 of the principal amount due and as of December 31, 2005 the remaining aggregate principal balance on the 2004 and 2005 Notes was $3,819,800. Accordingly, if the discount to face value is disregarded, our total liabilities as of December 31, 2005 and June 30, 2005, respectively, would be approximately $6,538,000 and $6,449,000.

Subsequent to the quarter ended December 31, 2005, through March 31, 2006, Laurus converted an additional $646,600 in principal on the 2004 Note, for a cumulative total of $710,200 in principal converted, leaving a remaining principal balance on the 2004 Note of $1,789,000. The original principal amount of $1,500,000 on the 2005 Note remains the same. With these principal conversions, repayments of principal on the 2004 Note are now scheduled to begin in February 2007 at a rate of approximately $40,000 for the first month and approximately $85,000 for each month thereafter. Payments on the 2005 Note of $51,000 per month are scheduled to begin in August 2006. Any future additional conversions of principal by Laurus on either Note will further reduce our repayment obligations.

Net cash used in operating activities was approximately $546,000 for the six-month period ended December 31, 2005, primarily to fund changes in our working capital. For the six-month period ended December 31, 2005, net cash used in operations included the effect of approximately $116,000 in depreciation and amortization, approximately $478,000 of amortization related to the 2004 and 2005 Notes. Our investing activities used approximately $314,000 for the six-month period ended December 31, 2005 primarily for the purchase of capital equipment. Cash flows used in financing activities included approximately $101,000 in payments on notes payable, notes payable to related parties, and payments on capital lease obligations. We have no off-balance sheet financing arrangements.

Net cash used in operating activities was approximately $2,397,000 for the fiscal year ended June 30, 2005, primarily to fund our net loss and changes in our working capital. For the fiscal year ended June 30, 2005, net cash used in operations included the effect of approximately $423,000 of amortization related to the 2004 and 2005 Notes, approximately $152,000 in depreciation and amortization, and $1,000 in income recognized in accordance with accounting for stock options under variable pricing rules as it relates to our May 2002 repricing of stock

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

options. Our investing activities used approximately $182,000 for the fiscal year ended June 30, 2005 primarily for the purchase of capital equipment related to our laboratory information system discussed above. Cash flows provided in financing activities included approximately $1,077,000 consisting primarily of approximately $1,500,000 in borrowings under our January 2005 secured convertible note with Laurus (net of approximately $108,000 in cash financing costs, but not including $60,000 of other potential deferred finance charges) and approximately $71,000 in payments from the return of our cash security deposit with our landlord. We made payments of approximately $386,000 on notes payable and on capital lease obligations.

In November 2005, we obtained a new non-revolving line of credit with Franklin Funding for an aggregate amount of up to $500,000 for equipment financing. The terms of this new line of credit are substantially the same as those under the prior loan and security agreement with Franklin Funding dated August 5, 2003. This line of credit is secured by the equipment and does not impose any financial covenants. All borrowings under the line of credit must be made by May 3, 2006. Borrowings under the line of credit bear interest at a rate of 17.64% per annum and are repayable monthly based on a 36-month amortization schedule, with final payment due on November 3, 2008. As additional consideration for the credit facility, we agreed to grant to the lender stock purchase warrants to purchase up to an aggregate of 50,000 shares of common stock, on the basis of warrants for 5,000 shares for each $50,000 in principal amount borrowed. As of December 31, 2005, we had borrowed $250,000 under this line of credit.

As described above, we experienced a significant increase in revenues for the three- and six-month periods ended December 31, 2005 and we incurred significant improvement in net income. In prior periods, except for the proceeds from our 2004 and 2005 Notes with Laurus and new equipment line of credit with Franklin Funding, we realized a degradation of our cash and working capital position from operations. While we experienced significantly improved revenues in the first six months of fiscal 2006, the rapid improvement created a negative impact on our cash and working capital positions that may continue until the growth rate slows. In an effort to become more competitive and to increase our revenue, we are currently actively increasing our business development activities, and planning to make additional investments in our technology infrastructure, operations and other areas of our business. These efforts will use significant amounts of time, effort and funding.

Our efforts to control expense, generate revenue and raise sufficient capital may not be successful. We recently closed on gross proceeds of approximately $4.3 million in a private placement of our common stock and warrants in March and April 2006. With the proceeds from this private placement and the capital from our prior debt financings with Laurus in May 2004 and January 2005 (See "BUSINESS -- Laurus Debt Investment" below), as well as the six-month principal payment deferral on the 2004 Note and the twelve-month extensions of our 2004 and 2005 Notes (See "BUSINESS -- Laurus Debt Investment" below) and the principal conversions on the Laurus debt, we expect that our current cash, current assets and any cash flows from operations will be sufficient to fund operations through fiscal 2007. However, any decreases in revenue would adversely affect our financial condition. Raising additional capital may be difficult or highly dilutive to existing stockholders.

Even with our recent private placement in March and April 2006, we believe it is prudent for management to continue to evaluate alternatives to fund continuing operations, including loans from management or employees, salary deferrals and reductions and other cost cutting mechanisms, and raising additional capital by private placements of equity or debt securities or through the establishment of other funding facilities. In addition, we are exploring strategic alternatives, which may include a merger, asset sale, joint venture or another comparable transaction. None of these potential alternatives may be available to us, or may only be available on unfavorable terms. If we are unable to obtain sufficient cash to continue to fund operations or if we are unable to locate a strategic partner, we may be forced to seek protection from creditors under the bankruptcy laws or cease operations. Any inability to obtain additional cash as needed could have a material adverse effect on our financial position, results of operations and our ability to continue in existence. Our auditors added an explanatory paragraph to their opinion on our fiscal 2005 financial statements stating that there was substantial doubt about our ability to continue as a going concern.

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

                                    BUSINESS

GENERAL

We provide specialty central laboratory services to support pharmaceutical and laboratory diagnostic manufacturers in the conduct of human clinical research, for use in their drug and diagnostic product development efforts. Our clients include a number of the world's largest multi-national pharmaceutical, biotechnology and diagnostic companies. Our well-recognized specialty areas include cardiovascular disease (dyslipidemia, atherosclerosis, and coronary heart disease), diabetes (and obesity), and bone and joint diseases (osteoporosis as well as osteo and rheumatoid arthritis). Coupled with our specialty testing, we also have central laboratory capability and provide full-service central laboratory support for multi-center clinical trials, including routine safety lab tests (general chemistry, hematology, and urinalysis). Our company is a Delaware corporation, incorporated in May 1996, and we conduct our operations primarily through our wholly-owned subsidiary, Pacific Biometrics, Inc., a Washington corporation.

BUSINESS STRATEGY

Specialty reference and central laboratory service companies like ours typically derive substantially all of their revenue from the research, development and marketing expenditures of the pharmaceutical, biotechnology, and diagnostic industries. Participants in the pharmaceutical, biotechnology, and diagnostic industries typically outsource a significant quantity of these services to both central labs and specialty reference labs. In addition, central laboratories outsource to specialty reference labs some of the specialty testing where the central laboratory lacks expertise. We believe that such outsourcing will continue and may increase in the future because of many factors, including continuing pressures on the pharmaceutical and biotechnology industries to contain costs, limitations on pharmaceutical companies' internal capacity, a need for faster development time for new drugs, research in multiple countries simultaneously, stringent government regulation, and the difficulty in developing expertise in specialty testing areas internally within pharmaceutical companies or central labs. We believe the investment and amount of time required to develop new drugs and diagnostic products has been increasing, and that these trends create opportunities for companies like ours to provide our expertise and services to help reduce the time in the drug development and laboratory diagnostic product development processes and make the processes more efficient.

Our strategy is to meet the needs for outsourcing by pharmaceutical, biotechnology, and diagnostic companies and other central laboratories, and to assist in enhancing the drug and diagnostic development processes by developing and delivering innovative services that apply science and technology in the provision of high quality service within our areas of specialty.

Our primary business strategy is to continue our focus on providing high quality specialty central laboratory services in our core areas, including cardiovascular disease and bone and joint diseases because of active drug development activities. In addition, we also intend to pursue other strategies identified below to further our business. However, because of the significant expense associated with some of these strategies, we may not pursue some of these strategies unless our revenue increases significantly or we are able to raise equity or debt financing to adequately fund these strategies. There can be no assurance that we will pursue any or all of the strategies below or, if pursued, that any of such strategies will be successful.

INFORMATION TECHNOLOGY AND BACK-UP SYSTEMS

         We are currently focusing the significant proportion of our capital expenditures and investments in carefully selected hardware and software products, information technology systems and networks. During fiscal 2005 and into fiscal 2006, we invested in our laboratory information system, including the initial stages of the implementation of the ClinAxys II Laboratory Information System. The installation of this new system should streamline and improve our project and data management capabilities. Throughout fiscal 2006, we anticipate we will continue to invest in the improvement of our information systems and we believe capital improvements in these areas are important to meet the changing demands of drug development by improving and facilitating our data reporting, testing capacity and the overall service to and communications with our clients.

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

         In fiscal 2006, to provide our clients with the confidence that we can minimize the impact of local power outages, we anticipate investing in redundant or back-up systems. In fiscal 2005 we acquired and in fiscal 2006 have begun the use of a back-up electrical generator. In addition, we anticipate adding redundant or back-up CO2 systems for our individual freezers to protect samples stored in those freezers.

DIVERSIFY CLIENT BASE

         Another of our goals is to continue to diversify our client base. In fiscal 2005 we adopted a new corporate visual identity and are using this to integrate all of our marketing efforts and advertising. We have also increased our visibility at industry trade shows and in industry publications through print advertisements and publicity campaigns. Historically, our largest two clients in any individual fiscal year have represented in excess of 50% of our revenue. However, during the fiscal year ended June 30, 2005, our top two clients represented 40% of our revenue as compared to 75% during the fiscal year ended June 30, 2004. Our largest client in fiscal 2005 individually accounted for approximately 23% and 36% of our total revenue in fiscal 2005 and 2004, respectively, while our largest client in fiscal 2004 accounted for approximately 4% and 40% of our total revenue in fiscal 2005 and 2004, respectively. Revenue from our five largest clients represented approximately 67% and 86% of total revenue in fiscal 2005 and fiscal 2004, respectively. Because our revenue has historically been concentrated in one or two large clients, we can be materially adversely impacted by any delays in undertaking clinical studies or submitting samples for testing services, including any early termination or reductions in work orders or clinical studies, or any decreases in the volume or timing of new work orders. In fiscal 2006 we will continue to actively pursue business development and marketing activities to broaden our client and revenue base.

INCREASE SPECIALTY AREAS

         In addition to our core specialties of cardiovascular disease and bone and joint diseases, our goal is to further expand our specialty laboratory expertise within related areas where we have a competitive advantage of existing in-depth expertise. This includes diabetes, obesity, metabolic syndrome, rheumatoid and osteo arthritis, and immunogenicity testing for biologic drugs.

CREATE GLOBAL CENTRAL LABORATORY

         We believe that in the central laboratory services business it is important to provide a broad geographic base as most clinical drug development programs are global. Through partnering with a major central laboratory with a large established client base and existing infrastructure for managing clinical studies globally, we believe that we can compete with other central laboratories that have offices, monitoring sites and laboratories in many countries around the globe. In fiscal 2005, we entered into a joint marketing arrangement with Quintiles Transnational Corp. and in fiscal 2006 we expect to build on this relationship by expanding joint business development efforts and implementing operational integration in certain areas that will lead to streamlined services. We are hopeful that this joint marketing relationship will provide the unique advantage of combining both scope and depth in quality specialty testing service.

ACQUISITIONS AND STRATEGIC RELATIONSHIPS

         Our clients and our competitors have experienced significant consolidation over the last several years and we expect that trend to continue. The uncertainty caused by the consolidation trend may result in other companies in the industry seeking to form strategic relationships or joint ventures or to be acquired in order to stay competitive. This may make it possible for us to make strategic acquisitions that are complementary to our existing services and that expand our ability to serve our clients. We are also exploring other strategic alternatives for our business and operations, which may include joint ventures, co-marketing relationships, or other strategic relationships especially with diagnostic companies with emerging or proprietary technologies. Additionally, we will evaluate, as appropriate, any potential business combinations involving our company as a whole, or involving a portion of our assets.

SERVICES

SPECIALTY REFERENCE LABORATORY SERVICES

Our specialty reference laboratory in Seattle, Washington has established itself as a technical leader due to our strong expertise in certain core areas. Our three general areas of expertise include:

         o cardiovascular disease (dyslipidemia, atherosclerosis, and coronary heart disease),

         o    diabetes, metabolic syndrome, and obesity, and

         o bone and joint diseases (osteoporosis as well as osteo and rheumatoid arthritis).

Management believes that among prospective new drugs, these areas of expertise represent three of the top ten areas of focus by the pharmaceutical industry.

With respect to cardiovascular disease, we are one of the leaders in lipid services for clinical drug development in the U.S. Our expertise is concentrated on the measurement of cardiovascular disease markers, especially cholesterol and lipoproteins, including HDL, LDL, and HDL and LDL subfractions, remnant cholesterol, apolipoproteins, Lp(a), and lipoprotein fraction compositions. Furthermore, the Pacific Biometrics Research Foundation, a non-profit organization affiliated and co-located with PBI, is one of only three U.S. standardization centers in the Cholesterol Reference Method Laboratory Network sponsored by the Centers for Disease Control and the National Heart, Blood & Lung Institute. There are only ten such laboratories worldwide.

We are enhancing our activities in the area of diabetes and related disorders, notably obesity and metabolic syndrome. Metabolic syndrome is a collection of abnormalities that include central obesity, dyslipidemia (low HDL cholesterol and high triglycerides), insulin resistance, pre-diabetes and pre-hypertension. In the U.S. the prevalence of metabolic syndrome is estimated at 47 million individuals (Heart Disease and Stroke Statistics - 2005 Update, American Heart Association). People with metabolic syndrome are at increased risk for cardiovascular disease and associated morbidity and mortality and as a result, this population is coming under increased scrutiny for pharmacological intervention. Because of our established strengths in testing for lipids, cardiovascular risk and diabetes, we believe we are well-positioned to take advantage of this emerging area of pharmaceutical drug development. Moreover, we are expanding our test menu in areas related to diabetes and metabolic syndrome, notably in testing for markers of inflammation, such as hsCRP, IL-6, TNF-(alpha), sCD40L and Lp-PLA2.

As it relates to bone and joint diseases, we are active in promoting the standardization of bone metabolism biomarkers, and are involved in technologies for monitoring treatment response in diseases such as osteoporosis. We have used our expertise in osteoporotic indicating bone biomarker assays to manage the first proficiency-testing programs for bone-resorption markers. In the areas of bone metabolism and women's health, we also specialize in the measurement of hormones, and our menu of biochemical markers includes pyridinolines, various C- and N- terminal telopeptides, procollagens, osteocalcin and bone-specific alkaline phosphatase. Moreover, in recent years we have actively expanded our test menu to include biochemical markers of cartilage turnover as relating to drug development for arthritis, and we have performed specialty testing to support clinical drug development of drugs for rheumatoid arthritis and osteoarthritis. Markers of cartilage turnover on our test menu include CTX-II, PIIANP, COMP, YKL-40, and hyaluronan.

In connection with these stated areas of expertise, we offer a variety of services through our specialty reference laboratory, including

         o    clinical study testing services,

         o    development of laboratory reference methods,

         o    development of clinical trial protocols, and

         o    contract research and development.

Our involvement with clients frequently begins at the protocol design stage. Clinical trial support includes coordinating the collection and receipt of specimens from investigative sites, processing the samples, generating test databases and reporting the consolidated data to study sites and sponsors. The extensive knowledge we have in test development and our close collaboration with diagnostic manufacturers, frequently allow us to offer novel tests to our clinical research clients before such tests are commercially available.

CENTRAL LABORATORY SERVICES

Coupled with our expertise in specialty testing we also provide central laboratory services. The full-service central laboratory support for multi-center clinical trials includes project management and routine safety lab tests (general chemistry, hematology and urinalysis). Our operations support clinical trials by producing study-specific specimen collection supplies, coordinating collection and the receipt of specimens from clinical sites, processing the samples, generating test databases, and reporting data to sites and sponsors.

We generally provide full-service central laboratory services in support of Phase I and Phase II FDA clinical trials. These trials are typically smaller and more geographically focused than Phase III trials.

Through our joint marketing relationship with Quintiles in providing centralized specialty lab testing services, we intend to compete with other central laboratories that have offices, monitoring sites and laboratories in countries around the globe, both for Phase I and Phase II trials, as well as Phase III and Phase IV trials. In fiscal 2006, we expect to build on this relationship with Quintiles by expanding joint business development efforts and implementing operational integration in certain areas that will lead to streamlined services. In fiscal 2005, we did not realize significant financial benefit from our relationship with Quintiles and there is no guarantee that the relationship will successfully generate revenue.

TECHNOLOGIES AND PRODUCTS

During fiscal 2004, we formed a new wholly owned subsidiary, PBI Technology, Inc., for the purpose of holding, developing and seeking commercialization of certain of our technologies and intellectual property portfolio, including our isothermal DNA amplification method (LIDA), our Cell Viability technology, and our Osteopatch(TM) and Saliva Sac(R) diagnostic devices. These technologies are described in more detail below.

SAIGENE TECHNOLOGIES

In August 2002, we acquired certain technology from Saigene Corporation, including certain DNA-based proprietary technologies, processes and equipment. (See "Saigene Investment Transaction" and "Note 15 to the Notes to Consolidated Financial Statements" for the fiscal year ended June 30, 2005 included in this prospectus). This novel intellectual property (patented and patent-pending) includes a proprietary isothermal DNA amplification method (LIDA) and a genetic method for distinguishing live from dead cells.

As of June 30, 2005, these technology assets still require additional development prior to commercialization and their future value, as well as timing of their ongoing development, is dependent upon additional capital being available to fund continuing research and development. We expect to need additional capital to fund continuing research and development efforts related to these technologies, and there are no assurances that such funds will be available to us. In order to develop and commercialize these technologies on our own, we will likely require a capital infusion in excess of $5 million. We are actively seeking commercial partners interested in co-development or licensing of our technologies. If we are unable to find commercial partners or to obtain suitable financing to continue research and development efforts, commence the regulatory approval process (where applicable) and commercialization of the technologies, we are unlikely to continue pursuing development efforts related to these technologies.

While we intend to continue to pursue development efforts, partnership, licensing or other means to realize the value of these intangible assets, in fiscal 2004 we determined that the value of these assets may not be recoverable over their remaining useful lives, and thus the value of these assets should be written off on our financial statements. Accordingly, we wrote off the entire balance ($476,874) of technology assets as of June 30, 2004. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Impairment of Technology Assets."

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

Although we believe these technologies are valuable assets, we may not be able to successfully develop these technologies and they may not generate revenue. In addition, even if we are ultimately successful in developing products from these technologies, some of those products would likely be subject to regulatory approval, and could always be the subject of litigation or other claims from competitors or others with respect to such products or the patents and methodologies upon which they are based.

OTHER TECHNOLOGIES

During the 1990's, we developed an intellectual property position in sweat and saliva collection technologies. In 1998, due to lack of funding and our failure to obtain FDA approval for resultant products, we suspended all further development efforts relating to these technologies and products. We subsequently wrote off the value of these assets on our balance sheet in 1999. During fiscal 2004, as discussed above, we formed a new wholly owned subsidiary, PBI Technology, Inc., for the purpose of holding, developing and seeking commercialization of the Saigene Technology and the intellectual property positions in sweat and saliva collection technologies. We believe there may be potential commercial application for some of these technologies, and we have recently engaged outside consultants to resume active development efforts related to the saliva and sweat collection technologies.

Set forth below is a brief description of some of these technologies:

SALIVASAC(R) - SALIVA COLLECTION & PROCESSING DEVICE. This proprietary device, developed by us, collects a non-invasive saliva sample that may be able to replace blood and urine testing in various applications. The SalivaSac(R), which contains a small quantity of a substance that acts as an osmotic driver, is placed in the mouth and rapidly fills with an ultrafiltrate of saliva that is filtered as it passes through the semi-permeable outer membrane. The resulting fluid is clear, easy to use, and does not contain interfering substances. The SalivaSac(R), as a sample collection device, can be combined with currently available testing technologies to permit new, non-invasive diagnostic test applications. We believe the SalivaSac(R) design has the potential to lend itself to point-of-care diagnostic applications, including as a screening product to detect diabetes in the general population, or as a monitoring product to produce detailed quantitative measurements of blood glucose levels.

OSTEOPATCH(TM) SWEAT COLLECTION DEVICE FOR MONITORING MARKERS OF BONE METABOLISM. This patented technology involves a method to measure the presence or absence of markers, typically cross-linked amino acids such as pyridinoline, from body fluids such as sweat. The presence of these markers can be considered useful to support the diagnosis of certain bone disease states or conditions, such as osteoporosis, and as an adjunct to monitor response to treatment in such bone diseases.

OTHER INTELLECTUAL PROPERTY

In addition to the technologies acquired from Saigene and our patented technologies, we have developed certain computer software and internal procedures and products intended to enhance the quality and effectiveness of our services. Although our intellectual property rights are important to our results of operations, we believe that such factors as the technical expertise, knowledge, ability and experience of our laboratory professionals are more important, and that, overall, these technological capabilities provide significant benefits to our clients.

CLIENTS / MARKETING

We provide specialty reference and central laboratory services to, among others, the pharmaceutical, biotechnology, and laboratory diagnostic industries. We also act as a subcontractor for large central laboratories for our specialty reference laboratory services. In fiscal years 2005 and 2004, our clients included companies ranging from the world's largest pharmaceutical companies and biotechnology companies to small and start-up organizations. Historically, our largest two clients in any individual fiscal year have represented in excess of 50% of our revenue. However, during the fiscal year ended June 30, 2005, our top two clients represented 40% of our revenue as compared to 75% during the fiscal year ended June 30, 2004. Our largest client in fiscal 2005 individually accounted for approximately 23% and 36% of our total revenue in fiscal 2005 and 2004, respectively, while our largest client in fiscal 2004 accounted for approximately 4% and 40% of our total revenue in fiscal 2005 and 2004, respectively. Revenue from our five largest clients represented approximately 67% and 86% of total revenue in fiscal 2005 and fiscal 2004, respectively.

Our scientific expertise is an integral and interrelated part of our marketing and sales process. Our Chief Scientific Officer and our Chief Medical Officer are directly involved in sales and marketing through company capability and scientific presentations as well as consultation with pharmaceutical clinical teams beginning at the protocol design stage. Our extensive knowledge in test development and our close collaboration with diagnostic manufacturers frequently allow us to offer novel tests to our clinical research clients before such tests are commercially available. Additionally, our affiliation with the Centers for Disease Control through our affiliate, Pacific Biometrics Research Foundation, which allows us to participate in the development of reference methods, creates further expertise that we can bring to bear on our clients' testing needs. By marketing and selling our expertise, we believe we have a competitive advantage over our competitors.

CONTRACTUAL ARRANGEMENTS

Our contracts with clients are, for the most part, either fixed price or fee-for-service with a cap. To a lesser extent, contracts are fee-for-service without a cap. In cases where the contracts are fixed price, we generally bear the cost of overruns, but we benefit if the costs are lower than we anticipated. In cases where our contracts are fee-for-service with a cap, the contracts contain an overall budget for the trial based on time and cost estimates. If our costs are lower than anticipated, the client generally benefits from the savings. If our costs are higher than estimated, we bear the responsibility for the overrun unless the increased cost is a result of a change requested by the client, such as an increase in the number of patients to be enrolled or the type or amount of data to be collected. Contracts may range from a few months to several years depending on the nature of the work performed. For most contracts, a portion of the contract fee is paid at the time the study or trial is started with the balance of the contract fee payable in installments upon the progress of the work completed or achievement of milestones over the study or trial duration. We recognize revenue in the period that we perform the related services.

We have master contract service agreements with approximately ten of our largest clients. Under these master service agreements, we perform laboratory research services based on work orders submitted to us by the client. There is no guaranteed minimum number of work orders or revenue to us under either agreement. Each work order is separately negotiated with the client and is usually limited to a specific project with limited duration.

Most of our contracts may be terminated at any time by the client either immediately or upon notice. Our contracts typically entitle us to receive payment for services performed by us up to the time of termination and reimbursement for out-of-pocket costs incurred prior to termination. In certain limited instances, our contracts also entitle us to a termination fee or payment for the costs of winding down the terminated projects.

Most of our contracts also provide for the client to indemnify us for any third party damages and claims arising from our providing services under the contract. The typical exception to this indemnification is that no indemnification will be provided if the damage or claim results from our negligence or intentional misconduct.

COMPETITION

The specialty reference and central laboratory services industries have many participants ranging from small, limited-service providers to a limited number of full-service laboratories with global capabilities.

For specialty reference laboratory services in our areas of expertise, we primarily compete against other full-service and limited service specialty and central laboratory services organizations and, to a lesser extent, laboratories in academic centers. Many of these organizations have significantly greater resources than we do with somewhat different focus and business targets. Our significant competitors in specialty reference laboratory services include Esoterix Inc., Quest Diagnostics, Synarc, Inc., Linco Diagnostics, NW Lipid Laboratory, and the Mayo Clinic.

In the full-service central laboratory service area, we primarily compete with much larger full-service central laboratories with significantly greater resources than we do and many have international operations. Our significant competitors in central laboratory services include Covance Central Laboratory Services, Inc., PPD, Inc., Quintiles Transnational Corp., Parexel International Corporation, MDS Inc. and Quest Diagnostics Incorporated, Lab Corp among others. As discussed above, in fiscal 2005 we entered into a joint marketing arrangement with Quintiles

 Transnational and in fiscal 2006 we expect to build on this relationship by expanding joint business development efforts and implementing operational integration in certain areas that will lead to streamlined services.

There is significant competition for clients on the basis of many factors for both specialty reference and full-service central laboratory services, including

         o    technological expertise and efficient drug development processes,

         o    financial stability,

         o    reputation for on-time quality performance,

         o    strengths in various geographic markets and global reach,

         o ability to manage large-scale clinical trials both domestically and internationally,

         o expertise and experience in specific areas, o scope of service offerings,

         o    price,

         o ability to acquire, process, analyze and report data in a timely and accurate manner,

         o    size, and

         o expertise and experience in health economics and outcomes services.

While size and global reach are more important competitive factors in the central laboratory services business, we believe that technological expertise is more important for specialty reference laboratory services. Except as to size and international capacity, where we know certain other competitors have an advantage, we believe we compete very favorably in a majority of these areas, particularly with respect to our technical expertise in our three specialty areas.

GOVERNMENT REGULATION

Our laboratory services are subject to various regulatory requirements designed to ensure the quality and integrity of our laboratory testing in support of clinical trials. The industry standards for conducting clinical laboratory testing are embodied in the Clinical Laboratory Improvement Amendments of 1988 ("CLIA"). As a medical test site in the State of Washington, we have established quality assurance programs at our laboratory facilities which monitor ongoing compliance with CLIA. In addition, we are a College of American Pathologists ("CAP") or CAP-certified test site. This certification provides monitoring for CAP and CLIA compliance by CAP on a yearly basis.

The industry standards for conducting preclinical laboratory testing are embodied in the Good Laboratory Practices ("GLP") regulations as defined by the FDA. Although we do not perform testing related to preclinical research, we do comply with specific sections of the GLP regulations, at our discretion, when it is either important to our clients or is determined by management as advantageous to our quality assurance program.

Our clinical laboratory services are subject to industry standards for the conduct of clinical research and development of studies that are embodied in the regulations for Good Clinical Practice ("GCP"). The FDA requires that test results submitted to such authorities be based on studies conducted in accordance with GCP. Noncompliance with GCP can result in the disqualification of some or all of the data collected during the clinical trial, as well as precipitate a full investigation of all previous and current regulatory submissions.

We are subject to licensing and regulation under federal, state and local laws relating to hazard communication and employee right-to-know regulations, the handling and disposal of medical specimens and hazardous waste and radioactive materials, as well as the safety and health of laboratory employees. Our laboratory is subject to applicable federal, state and local laws and regulations relating to the storage and disposal of all laboratory specimens including, but not limited to, the regulations of the Environmental Protection Agency, the Nuclear Regulatory Commission, the Department of Transportation, the National Fire Protection Agency and the Resource Conservation and Recovery Act. Although we believe that we are currently in compliance in all material respects with such federal, state and local laws, failure to comply could subject us to denial of the right to conduct business, fines, criminal penalties and other enforcement actions.

In addition to its comprehensive regulation of safety in the workplace, the Occupational Safety and Health Administration has established extensive requirements relating to workplace safety for health care employers whose workers may be exposed to blood borne pathogens such as HIV and the hepatitis B virus, as well as radiation. Our employees receive initial and periodic training focusing on compliance with applicable hazardous materials regulations and health and safety guidelines.

In the past few years, both the United States and foreign governments have become more concerned about the disclosure of confidential personal data. The European Union prohibits the disclosure of personal confidential information, including medical information, to any entity that does not comply with certain security safeguards. The U.S. Department of Health and Human Services recently promulgated final regulations under the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") that will govern the disclosure of confidential medical information in the United States. We do not process IIHI (Individually Identifiable Health Information) during any phase of our business practices related to clinical testing. We therefore are currently exempt from HIPAA regulations.

The regulations of the U.S. Department of Transportation, the U.S. Public Health Service and the U.S. Postal Service apply to the surface and air transportation of laboratory specimens. We also comply with the International Air Transport Association regulations, which govern international shipments of laboratory specimens. Furthermore, when materials are sent to a foreign country, the transportation of such materials becomes subject to the laws, rules and regulations of such foreign country.

LAURUS DEBT INVESTMENTS

In fiscal 2004 and 2005, we entered into two financing arrangements with Laurus Master Fund, Ltd., a New York City based investment fund, for a total of $4 million of secured convertible debt financing. In fiscal 2005, we amended the terms of these financing arrangements, to extend and defer principal payments and to waive certain defaults, all as described below.

Through March 31, 2006, Laurus has converted a total of $710,200 in principal on the 2004 Note, leaving a remaining principal balance on the 2004 Note of $1,789,000. The original principal amount of $1,500,000 on the 2005 Note remains the same. With these principal conversions, repayments of principal on the 2004 Note are now scheduled to begin in February 2007 at a rate of approximately $40,000 for the first month and approximately $85,000 for each month thereafter. Payments on the 2005 Note of $51,000 per month are scheduled to begin in August 2006. Any future additional conversions of principal by Laurus on either Note will further reduce our repayment obligations.

LAURUS DEBT INVESTMENT--MAY 2004 $2.5 MILLION SECURED CONVERTIBLE NOTE

Effective May 28, 2004, we entered into our first financing arrangement with Laurus, consisting of a $2.5 million secured convertible note with a term of three years (the "2004 Note"). In connection with the financing, we also issued to Laurus a warrant to purchase up to 681,818 shares of common stock at an exercise price of $1.25 exercisable at any time prior to May 28, 2011.

Under the terms of the 2004 Note, we started making monthly payments of accrued interest only beginning on July 1, 2004. In addition, the 2004 Note provided for monthly payments of principal in the amount of $83,333.33, plus accrued interest, to commence December 1, 2004. The 2004 Note bears interest at an initial rate equal to the prime rate plus two percent (2%). For any cash payments we make on the 2004 Note (e.g., any amounts due that are not converted into common stock), we are required to pay an amount equal to 102% of the principal amount due (i.e., a payment of $85,000 reduces the principal balance by $83,333). In addition, we can prepay the 2004 Note at any time upon payment of an amount equal to 130% of the then-outstanding principal balance, plus accrued and unpaid interest.

Laurus has the option at any time to convert any or all of the outstanding principal and accrued and unpaid interest on the 2004 Note into shares of our common stock at an initial conversion price of $1.06 per share. The note conversion price is subject to certain antidilution adjustments, including full ratchet antidilution if we issue convertible or equity securities at a price per share less than the conversion price. In addition, for each monthly payment under the 2004 Note, Laurus will be obligated to convert a portion of the monthly payment into common stock at the applicable conversion price, when certain conditions are present.

As security for the obligation to Laurus, we and each of our subsidiaries granted Laurus a blanket security interest in all of our assets, and we entered into a stock pledge with Laurus for the capital stock in all of our subsidiaries.

In conjunction with the financing, we paid fees and expenses of approximately $193,500 in cash and reserved $100,000 for potential payments due to Source Capital, our broker, upon the conversion of principal to common stock. The total amount of $293,500 has been amortized to other expense at the rate of approximately $8,153 per month over the 36-month life of the 2004 Note, beginning June 2004. In addition, we issued to our broker a five-year warrant, exercisable as and to the extent that amounts owing under the 2004 Note are converted into common stock, for up to 181,818 shares of common stock at an exercise price of $1.25 per share. See "Note 9 to Notes to Consolidated Financial Statements" for the fiscal year ended June 30, 2005 included in this prospectus.

LAURUS WAIVER--2004 NOTE

On December 1, 2004, we owed our first repayment of principal to Laurus on the 2004 Note. Prior to December 1, 2004, we initiated discussions with Laurus for a six-month deferral on all principal payments and we did not make the principal payments on either December 1, 2004 or January 1, 2005. On January 31, 2005 Laurus formally agreed to the six-month deferral and also waived all events of default, including the failure by us to make our scheduled amortization payments in December and January. Laurus agreed that we would not be required to pay the principal portion of any monthly amount due for the six-month period from December 2004 through May 2005, and instead such deferred principal amounts would be due on May 1, 2007, the maturity date of the 2004 Note. There was no change in the interest rate charged by Laurus on the unpaid principal.

In consideration for the principal payment deferral and the waiver on the 2004 Note, we issued an additional common stock purchase warrant to Laurus to purchase up to 200,000 shares of common stock at an exercise price of $1.48. The warrant expires on January 31, 2009. See "Note 9 to Notes to Consolidated Financial Statements" for the fiscal year ended June 30, 2005 included in this prospectus.

LAURUS DEBT INVESTMENT-- JANUARY 2005 $1.5 MILLION SECURED CONVERTIBLE NOTE

Effective January 31, 2005, we entered into our second debt financing arrangement with Laurus, consisting of $1.5 million secured convertible note with a term of three years (the "2005 Note"). The terms of the 2005 Note are similar to the terms of the 2004 Note. In connection with the financing, we also issued to Laurus a warrant to purchase up to 326,087 shares of common stock at an exercise price of $1.37 per share exercisable at any time prior to January 31, 2010.

Under the terms of the 2005 Note, we started making monthly payments of accrued interest only beginning on March 1, 2005. In addition, the 2005 Note provides for monthly payments of principal in the amount of $50,000, plus accrued interest, commencing August 1, 2005. The 2005 Note bears interest at an initial rate equal to the prime rate plus two percent (2%). For any cash payments made on the 2005 Note (e.g., any amounts due that are not converted into common stock), we are required to pay an amount equal to 102% of the principal amount due (i.e., a payment of $51,000 reduces the principal amount by $50,000).

Laurus has the option to convert any or all of the outstanding principal and accrued interest on the 2005 Note into shares of our common stock at an initial conversion price of $1.17 per share. The note conversion price is subject to certain antidilution adjustments, including full ratchet antidilution if we issue convertible or equity securities at a price per share less than the conversion price. In addition, for each monthly payment under the 2005 Note, Laurus will be obligated to convert a portion of the monthly payment into common stock at the applicable conversion price, when certain conditions are present.

As security for the obligation to Laurus, we and each of our subsidiaries granted Laurus a blanket security interest in all of our assets, and we entered into a stock pledge with Laurus for the capital stock in all of our subsidiaries.

In conjunction with the financing, we paid fees and expenses of approximately $108,000 in cash and reserved $60,000 for potential payments due to Source Capital, our broker, upon the conversion of principal to common stock. The total amount of $168,000 has been amortized to other expense at the rate of approximately $3,167 per month over the 36-month life of the 2005 Note, beginning February 2005. In addition, we issued to our broker a five-year warrant, exercisable as and to the extent that amounts owing under the 2005 Note are converted into common stock, for up to 105,263 shares of common stock at an exercise price of $1.37 per share. See "Note 9 to Notes to Consolidated Financial Statements" for the fiscal year ended June 30, 2005 included in this prospectus.

LAURUS DEFERRAL AND EXTENSION - 2004 NOTE AND 2005 NOTE

On May 6, 2005, we and Laurus amended the terms of the 2004 Note and the 2005 Note, to provide for a twelve-month deferral and extension of both. With respect to 2004 Note, Laurus agreed to (a) extend the term for an additional year, to be due in full on May 28, 2008, and (b) defer 12 months of principal payments (originally due June 1, 2005 through May 1, 2006) to be paid monthly beginning June 1, 2007 through May 1, 2008. With respect to the 2005 Note, Laurus agreed to (a) extend the term for an additional year, to be due in full on January 31, 2009, and (b) defer 12 months of principal payments (originally due August 1, 2005 through July 1, 2006) to be paid monthly beginning February 1, 2008 through January 1, 2009, with the balance on the 2005 Note to be paid in full on January 31, 2009.

As a result of these amendments, the first repayments of principal owed to Laurus on the 2004 and 2005 Notes were scheduled to begin June 1, 2006 and August 1, 2006, respectively and the maturity dates for the 2004 and 2005 Notes are now May 1, 2008 and January 1, 2009, respectively. There was no change in the interest rate charged by Laurus on the unpaid principal. Furthermore, commencing as of May 31, 2005 we adjusted the amortization schedules for the 2004 Note and 2005 Note related to the beneficial conversion feature, stock purchase warrants and deferred finance costs. Deferred finance costs are now being amortized at $5,509 and $3,422 per month for the 2004 and 2005 Notes, respectively. The amortization of the beneficial conversion feature and the warrants are now being amortized at $47,912 and $22,846 per month for the 2004 and 2005 Notes, respectively.

In consideration for the principal payment deferral and the extension of the 2004 and 2005 Notes, we issued an additional common stock purchase warrant to Laurus to purchase up to 1,000,000 shares of our common stock at an exercise price of $1.05. The warrant expires on May 6, 2010. See "Note 9 to Notes to Consolidated Financial Statements" for the fiscal year ended June 30, 2005 included in this prospectus.

Through March 31, 2006, Laurus has converted a total of $710,200 in principal on the 2004 Note, leaving a remaining principal balance on the 2004 Note of $1,789,000. The original principal amount of $1,500,000 on the 2005 Note remains the same. With these principal conversions, repayments of principal on the 2004 Note are now scheduled to begin in February 2007 at a rate of approximately $40,000 for the first month and approximately $85,000 for each month thereafter. Payments on the 2005 Note of $51,000 per month are scheduled to begin in August 2006. Any future additional conversions of principal by Laurus on either Note will further reduce our repayment obligations.

SAIGENE INVESTMENT TRANSACTION

On August 28, 2002, we purchased certain technology, intellectual property and equipment assets from Saigene Corporation pursuant to an asset purchase agreement. The purchased technologies include certain DNA amplification and cell viability and related technologies and processes.

In consideration for the purchased assets, we issued to Saigene a total of 6,541,430 shares of our common stock, and we issued an additional 458,570 shares of our common stock to certain of Saigene's designees. In addition, we executed an option agreement with Saigene whereby we have the right, in our sole discretion, to purchase certain additional assets from Saigene in exchange for, at our election, either $5,147,118 in cash, the issuance of an additional 1,715,706 shares of our common stock, or a combination of cash and shares, and the assumption of additional liabilities associated with such transferred assets. We have not exercised the option agreement and it continues in full force and effect.

Further, in connection with the Saigene asset purchase agreement in fiscal 2003 (or the dates otherwise noted), the following additional actions were taken:

         o We entered into an amended and restated management agreement with Saigene, under which Saigene continued to operate and manage our laboratory (through August 31, 2004) in exchange for a monthly management fee. The original monthly management fee of $90,000 was reduced to $70,000 effective July 1, 2003, further reduced from $70,000 to $40,000 effective February 1, 2004, and further reduced to $20,000 effective June 15, 2004. Subsequently, in July 2004, we and Saigene agreed to terminate the management agreement effective August 31, 2004, thereby eliminating the management fee payable to Saigene after that date;

         o We agreed with Saigene to terminate a prior purchase agreement, dated June 22, 2000, for the proposed purchase by Saigene of our laboratory operations;

         o Holders of our Series A preferred stock consented to an amendment of the Certificate of Designation with respect to the rights and preferences of the Series A preferred stock, and agreed to convert all accrued dividends (approximately $910,000) on the Series A preferred stock into an aggregate of 150,000 shares of our common stock;

         o We entered into consulting arrangements with Paul Kanan and Terry Giles, who then were former founders and officers, and are now current directors;

         o Several of our current and former employees agreed to convert $933,472 of deferred compensation and notes payable into warrants and options to purchase an aggregate of 301,541 shares of our common stock; and

         o Each of Saigene, Paul Kanan, Terry Giles and certain other holders of our common stock agreed not to sell any of our securities until August 28, 2003, except at a price per share equal to or greater than $3.00, in a private transaction, in a transaction solely for estate planning, or, in the event we completed a private financing, at a per share price equal to or greater than the per share price set forth in such private financing.

Subsequently, in December 2002, we entered into an investment agreement with Saigene, reflecting a contribution by Saigene to us toward the development and commercialization of the technologies we acquired from Saigene. Under the terms of this investment agreement, Saigene:

         o executed in our favor a promissory note in the principal amount of $200,000 payable on or before September 30, 2003 (the principal amount and accrued interest on which was subsequently paid in full by Saigene on September 30, 2003 by tender of 72,072 shares common stock held by Saigene at an attributed value of $3.00 per share and $2.36 cash);

         o assumed a creditor obligation (that we had previously assumed pursuant to the Saigene asset purchase agreement) in the aggregate amount of approximately $229,000;

         o assumed another creditor obligation in the aggregate amount of approximately $150,000; and

         o surrendered for cancellation 10,000 shares of our common stock held in Saigene's name.

EMPLOYEES

At March 31, 2006, we had 47 full-time employees and 1 part-time employee and 1 temporary employee for a total of 49 employees, 38 of whom were employed in laboratory operations, laboratory administration and client services (including our Chief Scientific Officer), 4 were employed in sales, marketing and business development, and 7 were employed in administrative capacities. One of our employees holds an M.D. degree, three others hold Ph.D. degrees, and two others hold masters degrees or other postgraduate degrees. None of our employees are represented by labor unions. We believe that our relationships with our employees are good.

PROPERTIES

We lease approximately 15,000 square feet of office and laboratory space in Seattle, Washington for our executive offices and laboratory. This lease has a term of ten years, expiring on October 31, 2007, and carries an average annual rental of approximately $229,000 through the remainder of the lease term subsequent to June 30, 2005. In addition, under the terms of the lease, we were required to place $71,000 security deposit in an interest bearing account in our name, with interest earned accruing to us. Under the terms of the lease this $71,000 was returned to us in April 2005.

We believe the leased premises are suitable and adequate for their use. In the opinion of management, the leased premises are adequately covered by insurance. We do not own any real property. We do not have a policy pertaining to investments in real estate. Our current practice is to invest solely in short-term money market securities.

LEGAL PROCEEDINGS

We are not a party to any material pending legal proceedings.


                                   MANAGEMENT

The following table sets forth as of March 31, 2006, the names and ages of our current directors and executive officers, and the principal offices and positions with our company held by each person. Our board of directors currently consists of four directors. Our executive officers are elected annually by our board of directors and serve terms of one year or until their death, resignation or removal by the board of directors. There are no family relationships between any of the directors and executive officers.

              NAME                AGE                 POSITION
------------------------------    ---    ----------------------------------
Ronald R. Helm                    54     President, Chief Executive Officer
                                                    and Director
Dr. Elizabeth Teng Leary          57          Chief Scientific Officer
Dr. Mario Ehlers                  46           Chief Medical Officer
Michael L. Hartzmark              49      Interim Chief Financial Officer
Terry M. Giles                    57                  Director
Paul G. Kanan                     59                  Director
Richard W. Palfreyman (1)(2)      63                  Director
Curtis J. Scheel (1)(2)           47                  Director

----------------
(1)  Member of Audit Committee
(2)  Member of Compensation Committee

DIRECTORS:

Set forth below is biographical information for each of our current five directors.

----------------- ---------------------------------------------------------------------------------------- -----------
                                                                                                            DIRECTOR
      NAME                                         POSITION / BACKGROUND                                     SINCE
----------------- ---------------------------------------------------------------------------------------- -----------
Ronald R. Helm    Ronald R. Helm has served as our Chairman and Chief Executive Officer and a Director         2002
                  since August 28, 2002.  From 1996 to August 28, 2002, Mr. Helm served as the Chairman and CEO of Saigene Corporation, and served on the board of directors of Saigene until
                  January 2004.  Mr. Helm was previously in a private law practice with the California law firm of Helm, Purcell & Wakeman.  Mr. Helm was a Senior Vice-President and General
                  Counsel for ComputerLand Corporation and also served as the Managing Director of
                  ComputerLand Europe.  Prior to that, Mr. Helm was the Associate Dean for Development and a Professor of Law at Pepperdine University School of Law.  He received his B.S.Ed from Abilene Christian University and his J.D. from Pepperdine University School of
                  Law.

----------------- ---------------------------------------------------------------------------------------- -----------
                                                                                                            DIRECTOR
      NAME                                         POSITION / BACKGROUND                                     SINCE
----------------- ---------------------------------------------------------------------------------------- -----------

Paul G. Kanan     Paul G. Kanan has served as a Director since July 1996, and previously served as             1996
                  President and Chief Executive Officer from October 1996 through August 2002.  Mr.
                  Kanan served as President and Chief Executive Officer of our wholly owned subsidiary,
                  Pacific Biometrics, Inc., a Washington corporation, from October 1996 through August
                  2002, and as President and a director of BioQuant from October 1993 through August
                  2002.  Since May 2001, Mr. Kanan has served as Vice President of Operations and Chief
                  Financial Officer of Agensys, Inc., a biotechnology firm in California.  Mr. Kanan is also an officer and director of CEO Advisors, a health care consulting firm that he co-founded in 1992.  Mr. Kanan received his B.S.E. degree from the University of
                  Michigan and an M.B.A. degree from Harvard University Graduate School of Business.

Terry M. Giles    Terry M. Giles was elected to the Board of Directors in September 2003.  Mr. Giles           2003
                  previously served on our Board of Directors from 1995 to 2001.  Mr. Giles currently is in private law practice in California, and is also an adjunct professor with the
                  Pepperdine University School of Law.  Mr. Giles currently also serves as Chairman of
                  Giles Enterprises, a private holding company for various business enterprises, as
                  Chairman of the Board of Landmark Education Corporation, a private company providing seminars on personal growth and responsibility, as Chairman of Mission Control
                  Productivity, Inc., a private company, and as the owner of GWE, LLC, a private company specializing in lender financing.  Mr. Giles serves on the Pepperdine University Board of Regents and is a member of the Board of Visitors for the Pepperdine University
                  School of Law.  Mr. Giles also serves on the board of directors of The Terry M. Giles
                  Foundation, a charitable foundation.  Mr. Giles received his B.A. from California
                  State University at Fullerton and his J.D. degree from Pepperdine University School of
                  Law.

Richard W.        Richard W. Palfreyman became a Director effective on August 28, 2002, and currently          2002
Palfreyman        serves on our Audit Committee and Compensation Committee.  Mr. Palfreyman is currently the President, CEO and Director of the Relax the Back Acquisitions Corporation,
                  serving since November 2001.  Mr. Palfreyman's prior business positions include serving as President and Chief Executive Officer of BackSaver Acquisitions Corporation
                  from November 2001 to October 2002, as Chief Operating Officer and Chief Financial
                  Officer of Spafinder, Inc. from October 2000 to August 2001, as Chief Operating
                  Officer of Spectra Entertainment Corporation from October 1996 to June 2000.  He has also served as President and Chief Executive Officer of the Photo & Sound Corporation
                  and as the Chief Financial Officer of ComputerLand Corporation.  Mr. Palfreyman holds a B.S. degree in Economics and an M.B.A. from the University of Utah.

Curtis J.         Curtis J. Scheel became a Director effective November 18, 2005, and currently serves         2006
Scheel            on our Audit Committee and Compensation Committee.  Mr. Scheel currently serves as the
                  Chief Operating Officer of Ritz Camera Centers. Mr. Scheel began his career in 1982 in
                  Commercial Banking at First Wisconsin National Bank and continued in commercial banking for over seven years. In subsequent years, Mr. Scheel held several senior financial management positions, including Vice President and Treasurer for Microage,
                  Inc. and Vice President and Director of Marketing for the Technology Division of
                  Deutsche Financial Services Corp. In 1999 Mr. Scheel joined Cameraworld.com, Inc., serving initially as Vice President & Chief Financial Officer and later as President and a member of the Board of Directors. Mr. Scheel graduated from the University of
                  Wisconsin-Madison and holds a Masters of Business Administration degree.

EXECUTIVE OFFICERS:

In addition to Mr. Helm, following is biographical information for our other executive officers. Mr. Helm's biographical information is set forth above under "Directors."

Elizabeth Teng Leary,   Dr. Elizabeth Leary has served as our Chief Scientific
Ph.D, DABCC             Officer since 2000, prior to which Dr. Leary was our
                        Vice President of Laboratory Services from 1998. Dr.
                        Leary co-founded Pacific Biometrics Inc., a Washington corporation (PBI-WA), in 1989 and from 1989 to 1998, she was Vice President and Director of the Laboratory
                        Division of PBI-WA. In l989, Dr. Leary also co-founded the Pacific Biometrics Research Foundation (PBRF), a non-profit corporation affiliated with us, and currently serves as the director of the CDC Cholesterol Reference
                        Network Laboratory at PBRF (one of eleven such reference laboratories in the world). Prior to joining Pacific
                        Biometrics, Dr. Leary served as a director of clinical chemistry and industry consultant for 13 years. She is a diplomate of the American Board of Clinical Chemistry.
                        She is past chair of the Pacific Northwest chapter of American Association for Clinical Chemistry (AACC) and the Lipids and Vascular Disease Division of AACC, and past president of the North America Chinese Clinical
                        Chemist Association. She has published over 80 articles in peer-reviewed journals and books and is a recipient of several grants and awards. Dr. Leary received her B.A. from the University of California at Berkeley and her Ph.D. in Biochemistry from Purdue University. She is a graduate of the post-doctoral training program in clinical chemistry at the University of Washington
                        Department of Medicine.

Mario R. Ehlers,        Dr. Mario Ehlers has served as our Chief Medical Officer
M.D., Ph.D.             since September 2002. From June 1998 to September 2002,
                        Dr. Ehlers was the Vice President and Chief Medical
                        Officer of Restoragen, Inc., a privately-held biotechnology company. Subsequently, in December 2002, Restoragen, Inc. filed for chapter 11 reorganization and bankruptcy protection. Prior to 1998, Dr. Ehlers has 11 years of experience in academic research. He was formerly chairman of an academic department at the University of Cape Town Medical School in South Africa and an instructor in biochemistry at Harvard Medical
                        School. He is author to over 40 publications, two patents and two additional patent applications, with an international reputation in research on ACE and related proteases and in mycobacterial infectious diseases. Dr.
                        Ehlers received both his MBChB (M.D. equivalent) and Ph.D. degrees from the University of Cape Town in South
                        Africa.

Michael L. Hartzmark,   Dr. Michael L. Hartzmark has served as our Interim Chief
Ph.D.                   Financial Officer since October 2004. From August 2002
                        until October 2004, Dr. Hartzmark was a director and Chairman of the Audit Committee of Pacific Biometrics.
                        Currently, Dr. Hartzmark is also vice president at Chicago Partners, LLC, a firm providing consulting services on matters of economics, finance, accounting, and technology. Dr. Hartzmark served as President, Chief
                        Executive Officer and Chairman of the Board of Cragar
                        Industries, Inc. from 1993 until it was merged with Global Entertainment Corporation in 2004. He is currently on the Board of Directors of Global
                        Entertainment. Dr. Hartzmark is also President of DARMA,
                        LLC, a firm providing wealth and asset management advisory services through an affiliation with Oppenheimer & Co., Inc. Dr. Hartzmark earned his M.A.
                        and Ph.D. degrees in economics at the University of Chicago. He holds a B.A. in economics from the University of Michigan.


MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

Our Board of Directors, which held four meetings during the fiscal year ended June 30, 2005, has an Audit Committee and a Compensation Committee. The Board of Directors does not have a nominating committee; the functions customarily attributable to the nominating committee are performed by the Board of Directors as a whole. During the 2005 fiscal year, all of the directors attended more than 75% of the total number of meetings of the Board of Directors and committees on which they served.

         AUDIT COMMITTEE

         The Audit Committee assists the Board in fulfilling its responsibilities to provide oversight with respect to our financial statements and reports, our independent auditors, the system of internal controls and the audit process. Its primary duties include reviewing the results and scope of the audit and other services provided by our independent auditors, and reviewing and evaluating our internal control functions. The Audit Committee also has authority for selecting and engaging our independent auditors and approving their fees. During the 2005 fiscal year, the Audit Committee met five times. The Board has adopted a written charter for the Audit Committee. A copy of the Audit Committee charter was included as Appendix A to our Information Statement for the fiscal year 2003, as filed with the SEC on October 3, 2003.

         The Audit Committee currently consists of two directors, Richard Palfreyman (Chairman) and Curtis J. Scheel. Both directors are financially literate, and the Board has determined that Mr. Palfreyman is qualified as an "audit committee financial expert" within the meaning of SEC regulations based on his accounting and related financial management expertise. In addition, both directors are considered "independent directors" within the meaning of the listing standards of The Nasdaq Stock Market.

         COMPENSATION COMMITTEE

         The Compensation Committee makes recommendations to the Board of Directors concerning compensation, including stock option grants, for our executive officers. The Compensation Committee met four times during fiscal 2005. The Compensation Committee currently consists of two directors, Richard Palfreyman (Chairman) and Curtis J. Scheel. Both directors are considered as "independent directors" within the meaning of the listing standards of The Nasdaq Stock Market. The Board of Directors has not adopted a written charter for the Compensation Committee.

COMPENSATION OF DIRECTORS

Our policy is not to pay compensation to directors who are also employees for their services as directors.

For fiscal 2005, our Board of Directors approved a new compensation program for our non-employee directors for their service during the fiscal year. Under this new program, each non-employee director is entitled to an annual retainer of $15,000, plus $500 for each Board meeting attended by such director during the fiscal year in excess of six meetings. Any non-employee director serving on the Audit Committee or the Compensation Committee is entitled to $250 for each such committee meeting attended during the fiscal year in excess of six meetings for each such committee. Beginning with the first quarter of fiscal 2006 ended September 30, 2005, the Board approved an increase in the quarterly cash compensation to Richard Palfreyman, currently the sole independent director on the Audit Committee and Compensation Committee, for his service on these committees, at the rate of $1,250 per quarter for each committee. Currently, no past due amounts are owing to outside directors. In fiscal 2005, we made additional payments totaling $63,660 on amounts due to the outside directors for their service prior to September 30, 2004.

The Board also generally approved awards of stock options to the non-employee directors, in an amount to be determined at a later date by the Board. In fiscal 2005, each non-employee director received options to acquire 25,000 shares of common stock at an exercise price of $0.96 per share, which was the closing sale price of our common stock on the OTC Bulletin Board on the applicable date of grant. In addition, non-employee directors will be reimbursed their expenses associated with attending Board meetings. We maintain liability insurance on our directors and officers.

                             EXECUTIVE COMPENSATION

COMPENSATION OF EXECUTIVE OFFICERS

The following table shows for each of the three fiscal years ended June 30, 2005, 2004 and 2003, respectively, certain compensation awarded or paid to, or earned by, the following persons (collectively, the "NAMED EXECUTIVE OFFICERS"):

         o    Ronald R. Helm, our Chief Executive Officer;
         o    Elizabeth T. Leary, Ph.D., our Chief Scientific Officer; and
         o    Mario R. Ehlers, Ph.D., our Chief Medical Officer.

Other than the Named Executive Officers, no executive officer who was serving in such capacity at the end of fiscal 2005, earned more than $100,000 in salary and bonus for the 2005 fiscal year.

                           SUMMARY COMPENSATION TABLE

                                                                            LONG-TERM
                                            ANNUAL COMPENSATION            COMPENSATION
                                     ---------------------------------   ----------------
                                                                         SECURITIES UNDER
         NAME AND            FISCAL                       OTHER ANNUAL   OPTIONS GRANTED     ALL OTHER
    PRINCIPAL POSITION        YEAR   SALARY      BONUS    COMPENSATION         (1)          COMPENSATION
---------------------------- ------  --------  ---------  ------------   ----------------   ------------
                                       ($)        ($)         ($)             (#)              $
Ronald R. Helm (1)            2005   $239,994  $  15,000          --          160,000       $ 2,904(1)
CHIEF EXECUTIVE OFFICER       2004    223,065        --           --          344,049         2,148
AND CHAIRMAN                  2003    138,252        --      $61,867               --         6,446

Elizabeth T. Leary (2)        2005    176,850     49,755          --               --         2,083(2)
CHIEF SCIENTIFIC OFFICER      2004    125,445     58,510          --          157,887            --
                              2003     97,690    113,371          --           21,922 (2)        --

Mario R. Ehlers (3)           2005    181,775        --           --               --         2,952(3)
CHIEF MEDICAL OFFICER         2004    208,288        --           --          121,178         2,112
                              2003    166,134        --           --               --        27,434

(1) Mr. Helm became a Director, Chairman and Chief Executive Officer effective on August 28, 2002. "Other Annual Compensation" in fiscal 2003 consists of amounts paid to Saigene Corporation as reimbursement for Mr. Helm's salary for the period beginning September 2002 through January 2003, during which time Mr. Helm was our employee but was being paid by Saigene pursuant to a management agreement. The amounts listed under "All Other Compensation" in fiscal 2005 include $2,104 in life insurance premiums paid by us for Mr. Helm's benefit and $800 in company-contributions for Mr. Helm's account in the 401(k) plan.

(2) The amounts in the Bonus column consist of sales commissions. On August 28, 2002, we granted Dr. Leary stock options for 21,922 shares of common stock in full satisfaction of deferred compensation owing to Dr. Leary in the amount of $65,765 for prior fiscal years. The amounts listed under "All Other Compensation" in fiscal 2005 consists of life insurance premiums paid by us for Dr. Leary's benefit.

(3) Dr. Ehlers became Chief Medical Officer on September 30, 2002. The amounts listed under "All Other Compensation" in fiscal 2005 include $2,043 in life insurance premiums paid by us for Dr. Ehlers' benefit and $909 in company-contributions for Dr. Ehlers' account in the 401(k) plan.

STOCK OPTION GRANTS DURING FISCAL 2005

The following table shows information regarding stock options granted to the Named Executive Officers during the 2005 fiscal year:

                                      Percentage of
                     No. of Shares    Total Options   Exercise
                       Underlying      Granted to      Price       Expiration
Name                Options Granted     Employees     Per Share      Date(1)
------------------  ---------------   -------------   ---------   ------------
Ronald R. Helm         160,000           91.4%         $1.04      June 1, 2015
Elizabeth T. Leary          --              --           --              --
Mario R. Ehlers             --              --           --              --

(1) The options vest monthly over a period of 36 months from the grant date.

AGGREGATED OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUES

         None of the Named Executive Officers exercised any stock options during fiscal 2005. The table below shows information regarding the number and value of unexercised in-the-money stock options held by the Named Executive Officers as of June 30, 2005, the fiscal year-end.

                                                  Number of Shares Underlying         Value of Unexercised
                                                     Unexercised Options at           In-the-Money Options
                                                        June 30, 2005                   at June 30, 2005
                        Shares         Value     --------------------------------------------------------------
                      ACQUIRED ON    Realized    Exercisable     Unexercisable    Exercisable     Unexercisable
    Name              Exercise (#)     ($)          (#)              (#)             ($)              ($)
---------------------------------------------------------------------------------------------------------------
Ronald R. Helm            --            --        221,271           282,778         $28,765          $15,961
Elizabeth T. Leary        --            --        122,793            57,015          22,540            7,412
Mario R. Ehlers           --            --         78,784            42,392          10,242            5,511

EMPLOYMENT / CONSULTING AGREEMENTS

         RONALD R. HELM. On June 1, 2005, we entered into an employment agreement with Ronald R. Helm, our President and Chief Executive Officer. Previously, we did not have a written employment agreement in place with Mr. Helm. The employment agreement is for a term of 25 months, commencing on June 1, 2005 and expiring June 30, 2007.

         Effective as of July 1, 2005, Mr. Helm is entitled to an annual base salary of $225,000, plus a one-time signing bonus of $15,000 to be paid on July 1, 2005. In the first year of the employment agreement, Mr. Helm will be eligible to receive a 20% bonus based on the company's achievement of certain revenue and earnings targets, as determined by the Compensation Committee. In the second year of the employment agreement, Mr. Helm will be eligible to receive a 30% bonus, 20% of which will be based on company revenues and earnings targets and 10% of which will be based on achievement of certain personal goals, each as determined by the Compensation Committee. Under the terms of the employment agreement, on June 1, 2005 we granted to Mr. Helm stock options for 160,000 shares of common stock with an exercise price of $1.04 per share, representing the closing trading price on such date. In addition, Mr. Helm is entitled to receive a second award of stock options for 160,000 shares of common stock on July 1, 2006. Both of these stock option awards are pursuant to our stock option plan.

         If we terminate the employment agreement without cause, Mr. Helm will be entitled to receive the unpaid salary and vacation for the remaining term of the agreement, plus any bonus earned as of the date of termination. In the event our company is sold, is the non-surviving party in a merger or completes a sale of substantially all its assets, Mr. Helm will be entitled to receive an amount equal to two times his base annual salary, less any money that he receives from the buyer or surviving entity. Mr. Helm may terminate the agreement upon 30 days' notice.

         DR. ELIZABETH T. LEARY. On October 6, 2004, we entered into a new at-will employment agreement with Dr. Elizabeth Leary, our Chief Scientific Officer. Under the employment agreement, effective as of October 1, 2004, Dr. Leary's employment status was changed to full salary at an annual rate of $190,000 per year, plus participation in an executive bonus plan. Under the bonus plan, Dr. Leary was entitled to up to a 20% bonus based upon achievement of certain performance criteria during the 12-month period beginning October 1, 2004, which performance criteria were not satisfied. The new agreement replaces in its entirety her prior employment agreement. Under her prior agreement, Dr. Leary received an annual salary of $60,000, plus an hourly rate of $60 for each hour worked in excess of 88 hours per month, plus certain sales commissions based on net sales by us from new or existing customers. In connection with the new employment agreement, Dr. Leary also entered into our standard form of Employee Confidential Information and Inventions Agreement, pursuant to which, among other things, she has agreed not to compete with us for as long as she is employed by us, and has agreed to non-solicitation of our employees, customers, suppliers and consultants following termination of employment.

         TERRY M. GILES. On August 28, 2002, we entered into a consulting agreement with Terry M. Giles. At that time, Mr. Giles was a former director and greater than 5% stockholder; subsequently, in September 2003, Mr. Giles was re-elected to our Board of Directors. Pursuant to the consulting agreement, we agreed to engage Mr. Giles as a consultant and to pay Mr. Giles compensation of $10,000 per month until the conversion of Mr. Giles shares of Series A preferred stock into common stock, and until such shares are either (a) registered pursuant to an effective registration statement, or (b) deemed tradable pursuant to Rule 144. Pursuant to the consulting agreement, we accrued the first year's payments (totaling $120,000) and such payments will be amortized and paid over the succeeding four years (i.e., an additional $2,500 per month over 48 months beginning September 2003), with any accrued amounts due being payable upon termination of the consulting agreement, if terminated earlier than 60 months. For the fiscal year ended June 30, 2005, we recorded $120,000 in consulting expense to Mr. Giles under this consulting agreement, of which $65,000 was accrued and owing to Mr. Giles as of June 30, 2005.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We have a consulting agreement with Terry Giles, a current director, which we originally entered into on August 28, 2002. At that time, Mr. Giles was a former director and greater than 5% stockholder; subsequently, in September 2003, Mr. Giles was re-elected to our Board of Directors. See "Employment/Consulting Agreements" above for a description of the consulting agreement.

On November 5, 2004, we entered into a consulting agreement with Chicago Partners, LLC to provide accounting support and financial consulting services to us. Pursuant to this agreement, Michael L. Hartzmark, Ph.D. is serving as our interim Chief Financial Officer. Dr. Hartzmark is currently Vice President of Chicago Partners, and was formerly a member of our Board of Directors and chairman of our Audit Committee. Under the consulting agreement with Chicago Partners, we pay Chicago Partners for Dr. Hartzmark's services at a rate of $10,000 per month, plus reimbursable costs and expenses. The agreement was amended effective January 1, 2006 to modify the fixed compensation per month to an hourly fee basis. Further, we have agreed to indemnify Chicago Partners and its owners, employees and agents from any liabilities for third-party claims arising out of this engagement.

On August 28, 2002, we entered into a consulting agreement with Paul G. Kanan, a current director and former officer. Pursuant to his consulting agreement, we agreed to engage Mr. Kanan as a consultant for a period of 12 months beginning September 1, 2002, and to pay Mr. Kanan $3,000 per month. Pursuant to its terms, the consulting arrangement was extended for an additional 12 months, and expired on August 31, 2004. For the fiscal year ended June 30, 2004, we recorded $36,000 in consulting expense to Mr. Kanan under this consulting agreement, and all such payments were made to Mr. Kanan during fiscal 2005.

Effective August 31, 2004, we terminated our Management Agreement with Saigene Corporation. We originally entered into the Management Agreement on August 28, 2002, providing for management services by Saigene for the day-to-day operations of our clinical laboratory. Under the terms of the Management Agreement, we were obligated to pay a monthly fee of $90,000 to Saigene in consideration for its services. Subsequently, we amended the Management Agreement to reduce the management fee to $70,000 per month effective July 1, 2003, further reduced to $40,000 per month effective February 1, 2004, and further reduced to $20,000 per month effective June 15, 2004.

On December 19, 2002, we entered into an Investment Agreement with Saigene Corporation, whereby Saigene agreed to make an additional investment in our company, consisting of (i) a promissory note in the amount of $200,000 due and payable to us on September 30, 2003 in either cash or surrender of shares of common stock, (ii) the assumption by Saigene of certain debt obligations in the aggregate amount of approximately $370,000, and (iii) the surrender of 10,000 shares of common stock held by Saigene. Subsequently on September 30, 2003, pursuant to the terms of the $200,000 promissory note payable to us, Saigene notified us of its election to surrender shares of common stock as payment on the note, at a deemed value of $3.00 per share. As a result, Saigene surrendered an aggregate of 72,072 shares of common stock and paid $2.36 in cash as payment in full of the principal and accrued interest on the note.

All ongoing and any future related-party transactions have been and will be made or entered into on terms that are no less favorable to us than those that may be obtained from an unaffiliated third party. In addition, any future related-party transactions, including any forgiveness of loans, must be approved by a majority of the disinterested members of our board of directors.


                             PRINCIPAL STOCKHOLDERS

The following table sets forth as of March 31, 2006, certain information regarding the beneficial ownership of our outstanding common stock by the following persons or groups:

         o each person who, to our knowledge, beneficially owns more than 5% of our common stock;

         o each Named Executive Officer identified in the Executive Compensation table below;

         o    each of our current directors and director nominees, and

         o    all of our directors and executive officers as a group.

As of March 31, 2006, there were 16,544,977 shares of common stock issued and outstanding, after giving effect to the sale and issuance of the shares in our recent private placement.

                                                       COMMON STOCK (2)
                                               ---------------------------------
                 NAME AND ADDRESS (1)            NO. OF SHARES         PERCENT
-------------------------------------------    ---------------- ---- -----------

OFFICERS AND DIRECTORS:
 Ronald R. Helm............................         577,048     (3)       3.4%
 Paul G. Kanan.............................         267,590     (4)       1.6
 Terry M. Giles............................         255,916     (5)       1.5
 Michael L. Hartzmark......................         233,862     (6)       1.4
 Elizabeth T. Leary, Ph.D..................         215,910     (7)       1.3
 Mario Ehlers, M.D., Ph.D..................         144,656     (8)        **
 Richard W. Palfreyman ....................          71,761     (9)        **
 Curtis J. Scheel..........................             --                 **
 All current directors and executive
   officers as a group (eight persons).....       1,736,743     (10)      9.9%

 5% OWNERS:
 Saigene Corporation ......................       2,589,490     (11)     15.7
 220 W Harrison Street
 Seattle, WA  98119
 EFG Bank, S.A.............................       1,554,808     (12)      8.6
 Bahnhofstrasse 16, P.O. Box 2255
 8022 Zurich, Switzerland

**  Less than one percent

(1) Except as otherwise noted, the address of each of these stockholders is c/o Pacific Biometrics, Inc., 220 West Harrison Street, Seattle, WA 98119.
(2) This table is based upon information supplied by executive officers, directors and principal stockholders. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, to our knowledge, each of the stockholders named in this table has sole voting and investment power with respect to the common stock shown as beneficially owned.
(3) Includes 374,048 shares of common stock subject to outstanding stock options held by Mr. Helm that are exercisable within 60 days of March 31, 2006 ("Vested Options").
(4) Includes 89,345 shares of common stock held by the Kanan Living Trust dated May 15, 1990, of which Mr. Kanan is a co-trustee with his wife, and 821 shares held in Mr. Kanan's account in our 401(k) Plan. Also includes 178,245 shares of common stock subject to Vested Options held by Mr. Kanan.
(5) Also includes 25,000 shares of common stock subject to Vested Options held by Mr. Giles.

(6) Includes 16,000 shares of common stock subject to Vested Options held by Mr. Hartzmark.
(7) Includes 1,475 shares held in Dr. Leary's account in our 401(k) Plan, over which she has voting control but no investment power. Also includes 171,037 shares of common stock subject to Vested Options held by Dr. Leary.
(8) Consists of 114,656 shares of common stock subject to Vested Options held by Dr. Ehlers.
(9) Consists of 71,761 shares of common stock subject to Vested Options held by Mr. Palfreyman.
(10) Consists of Ronald Helm, Michael Hartzmark, Paul Kanan, Terry Giles, Richard Palfreyman, Curtis J. Scheel, Dr. Elizabeth Leary and Dr. Mario Ehlers. Includes an aggregate of 950,747 shares of common stock subject to Vested Options held by such persons.
(11) Includes an aggregate of 1,037,057 shares of common stock held of record by third parties, but over which Saigene has voting power pursuant to irrevocable proxies granted by such third parties. Also includes 1,500,000 shares of common stock pledged to certain third parties to secure debt obligations of Saigene, but over which Saigene currently retains voting power. Does not include up to 1,715,706 shares of common stock that may be issued upon exercise by us of an option to purchase additional assets of Saigene. See "Certain Relationships and Related Transactions" below.
(12) Includes 1,491,907 shares of common stock issuable upon exchange of the Series A preferred stock.


                            DESCRIPTION OF SECURITIES

COMMON STOCK

We are authorized to issue 30,000,000 shares of common stock, par value $.01 per share. As of March 31, 2006, there were 16,544,977 shares of common stock issued and outstanding, held by 234 holders of record, after giving effect to the sale and issuance of the shares in our recent private placement. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

On January 10, 2003, our board of directors approved a 1:3 (one for three) reverse stock split on our common stock. The reverse split was subsequently approved by our stockholders and became effective on March 14, 2003. All shares and per share calculations set forth in this prospectus reflect the 1:3 reverse stock split.

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to preferential rights with respect to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available therefore. In the event of a liquidation, dissolution or winding up of our company, holders of common stock are entitled to share ratably all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock. Holders of common stock have no preemptive rights and have no rights to convert their common stock into any other securities.

PREFERRED STOCK

Our certificate of incorporation authorizes us to issue up to 5,000,000 shares of preferred stock, par value $.01 per share. Our board of directors generally has the authority to establish the designations, rights and preferences of the preferred stock. Accordingly, the Board of Directors is empowered, without general stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the common stock.

We currently have two designated classes of preferred stock - Series A convertible preferred stock and Series B convertible preferred stock.

         SERIES A PREFERRED STOCK

         As of March 31, 2006, there were 1,550,000 shares designated as Series A preferred stock, all of which shares were issued and outstanding.

         At a meeting of our Board of Directors on February 7, 2006, the Board authorized the company to offer to the holders of the outstanding 1,550,000 shares of Series A preferred stock the opportunity to exchange their shares of Series A preferred stock for Company common stock. The exchange rate for the Series A preferred stock is based on a price of $1.73 per share, which represents the highest ten trading day average during the first 30 days after the quarterly results for the second quarter of fiscal 2006 were released (provided that at least 12,000 shares must have traded during the day in order for any day to qualify in the average), beginning February 16, 2006. The number of shares of common stock issuable on exchange will equal the total cash consideration originally paid by the Series A preferred holders (aggregate amount of $3,100,000) divided by the exchange rate. Accordingly, at a rate of $1.73, the 1,550,000 shares of Series A preferred stock would be exchanged into a total of 1,791,907 shares of common stock.

         In early April 2006, the holders of the outstanding shares of Series A preferred stock entered into an agreement with Pacific Biometrics agreeing to voluntarily exchange their shares of Series A preferred stock based on the terms described above. The effective date of the exchange is March 31, 2006. Accordingly, upon delivery to us of the Series A preferred stock certificates for cancellation, we will issue 1,791,907 shares of common stock upon exchange and the outstanding 1,550,000 shares of Series A preferred stock will be cancelled.

         By the terms of the Series A preferred stock, the 1,550,000 shares of Series A preferred stock are convertible on a 1:3 basis into 516,666 shares of common stock at any time at the election of the holders, and would be required to convert only when the closing price of the common stock is at least $8.00 or more for 30 consecutive trading days. The terms of the voluntary exchange results in the issuance of 1,275,241 shares more than pursuant to the original conversion terms of the Series A preferred stock.

         In connection with the voluntary exchange, Pacific Biometrics agreed to prepare and file a resale registration statement with the Securities and Exchange Commission for the 1,791,907 shares of common stock issued upon exchange.

         SERIES B PREFERRED STOCK

         As of March 31, 2006, there were 1,666,667 shares designated as Series B preferred stock, none of which are issued and outstanding. In June 2004, all three prior holders of Series B preferred stock voluntarily converted their shares of Series B preferred stock and accrued and unpaid dividends (approximately $3,295) into a total of 104,294 shares of common stock. Prior to such conversion, there were 33,666.66 shares of our Series B preferred stock issued and outstanding, and the Series B preferred stock accrued dividends at a rate of 8% per annum, compounded quarterly. For the fiscal year ended June 30, 2004, we paid cash dividends on the Series B preferred stock of approximately $4,000, and approximately $3,295 of accrued and unpaid dividends at May 31, 2004 were converted into shares of common stock. At June 30, 2004, there were no remaining accrued and unpaid dividends on the Series B preferred stock.

         We intend to file an amendment to our Certificate of Incorporation to eliminate this designated class of preferred stock, and all such 1,666,667 shares will be returned to authorized but undesignated shares of preferred stock.

The foregoing summaries of the material terms of our common stock and our preferred stock do not purport to be complete or to contain all the information that may be important to you and are qualified in their entirety by reference to our certificate of incorporation, as amended, and bylaws, as amended.

CERTAIN PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS AND DELAWARE ANTI-TAKEOVER LAW

Certain provisions of our certificate of incorporation and bylaws could make more difficult the acquisition of our company by means of a tender offer, a proxy contest, or otherwise, and the removal of incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweighs the disadvantages of discouraging such proposals, including proposals that are priced above the then current market value of our common stock, because, among other things, negotiation of such proposals could result in an improvement of their terms.

         ISSUANCE OF PREFERRED STOCK

         As noted above, our Board of Directors, without general stockholder approval (other than any required approval of holders of preferred stock), has the authority under our certificate of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could adversely affect the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change in control of us or make removal of management more difficult.

         NO CUMULATIVE VOTING IN THE ELECTION OF DIRECTORS

         Our stockholders are not permitted to cumulate their votes in the election of directors. As a result, stockholders owning a majority of our common stock may elect all of the directors.

These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board and to discourage certain types of transactions that may involve an actual or threatened change of control of our company. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of our company. These provisions, however, could discourage potential acquisition proposals and could complicate, delay or prevent a change in control of our company. They may also have the effect of preventing changes in our management. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweighs the disadvantages of discouraging these proposals, including proposals that are priced above the then current market value of our common stock, because, among other things, negotiation of these proposals could result in an improvement of their terms.

DELAWARE GENERAL CORPORATION LAW

We are not currently subject to Section 203 of the Delaware General Corporation Law. If in the future our common stock is quoted on The Nasdaq Stock Market or listed on a national securities exchange, we may become subject to that provision. Section 203 generally prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date the stockholder became an interested stockholder, unless:

         o prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder,

         o upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or

         o on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines a business combination to include:

         o any merger or consolidation involving the corporation and the interested stockholder,

         o any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder,

         o subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder,

         o any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder, or

         o the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Section 145 of the General Corporation Law of the State of Delaware permits a corporation to indemnify its officers and directors to the extent provided in that statute. Our certificate of incorporation and bylaws contain provisions intended to indemnify officers and directors against liability to the fullest extent permitted by Delaware law.

Under Delaware law, directors and officers may be indemnified against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. In stockholders' derivative actions, indemnification extends only to expenses (including attorneys' fees) incurred in connection with defense or settlement of such an action, except that no indemnification shall be made in the event such person shall have been adjudged to be liable to the corporation, unless and only to the extent that a proper court shall have determined that such person is fairly and reasonably entitled to indemnity for such expenses. Delaware law also permits a corporation to maintain insurance on behalf of its officers and directors against liabilities incurred while acting in such capacities.

Our certificate of incorporation and bylaws contain provisions intended to provide indemnification to our officers and directors. Our certificate provides that we shall, to the fullest extent permitted by the provisions of Section 145 of the Delaware General Corporation Law, indemnify any and all persons whom we have power to indemnify from and against any and all expenses, liabilities, or other matters referred to in or covered by said section. Our bylaws contain a similar provision requiring indemnity of our officers and directors to the fullest extent authorized by Delaware law.

Our directors and officers are covered by insurance (with certain exceptions and limitations) which indemnifies them against losses and liabilities arising from certain alleged "wrongful acts," including alleged errors or misstatements or misleading statements, or certain other alleged wrongful acts or omissions constituting neglect or breach of duty, including liability under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.


                                  LEGAL MATTERS

Certain legal matters with respect to the validity of the shares of common stock offered hereby are being passed upon for us by Cairncross & Hempelmann, P.S., Seattle, Washington. Cairncross & Hempelmann has not represented the selling security holders in connection with such registration.


                                     EXPERTS

Our financial statements as of June 30, 2005 and for the year then ended appearing in this prospectus have been audited by Williams & Webster P.S., our current independent registered public accounting firm, as indicated in their report thereon appearing elsewhere herein, and are included in reliance upon the authority of such firm as experts in accounting and auditing. Our financial statements as of June 30, 2004 and for the year then ended appearing in this prospectus have been audited by Grant Thornton LLP, our prior independent registered public accounting firm, as indicated in their report thereon appearing elsewhere herein, and are included in reliance upon the authority of such firm as experts in accounting and auditing.


            CHANGES IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

We engaged Williams & Webster, P.S. as our auditors on December 28, 2004, following the resignation on December 6, 2004, of Grant Thornton LLP as our prior independent registered public accounting firm. The decision to engage Williams & Webster as our independent registered public accountants was approved by our Audit Committee.

During the two fiscal years ended June 30, 2004 and 2003, and the subsequent interim period through the date of Grant Thornton's resignation on December 6, 2004, there were no disagreements between us and Grant Thornton on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to Grant Thornton's satisfaction, would have caused Grant Thornton to make reference to the subject matter of the disagreement in connection with its reports. The audit reports of Grant Thornton on our consolidated financial statements for the two fiscal years ended June 30, 2004 and 2003 contained an explanatory paragraph regarding our ability to continue as a going concern.

On September 20, 2004, in connection with Grant Thornton's audit of our financial statements for the fiscal year ended June 30, 2004, Grant Thornton issued a written letter to our Board of Directors and Audit Committee that it had identified a significant deficiency regarding our internal controls. The deficiency noted was the lack of segregation of duties within the accounting department and the lack of written procedures with respect to certain of those duties. This significant deficiency was not believed to be a material weakness. On November 11, 2004, in connection with Grant Thornton's review of our financial statements for the quarter ended September 30, 2004, Grant Thornton issued a second written letter to our Board of Directors and Audit Committee in which it concluded that there had been no significant improvements to address the prior identified deficiency. Subsequent to November 11, 2004, we took corrective action to address this noted deficiency, including formally adopting written procedures for the segregation of duties within the accounting department. Although Grant Thornton has not evaluated these actions or performed additional procedures, we believe that our action adequately addresses the significant deficiency identified by Grant Thornton.

On December 28, 2004, we entered into an engagement agreement with Williams & Webster P.S. to serve as our new independent registered public accountants to audit our financial statements for the fiscal year ending June 30, 2005. Williams & Webster commenced its engagement with its review of our financial statements for the quarters ended December 31, 2004 and March 31, 2005.

During the two fiscal years ended June 30, 2004 and 2003, and the subsequent interim period through December 28, 2004, we did not consult with Williams & Webster regarding any matter or event.


                       WHERE YOU CAN FIND MORE INFORMATION

We file annual and current reports, proxy statements and other information with the Securities and Exchange Commission. Copies of our reports, proxy statements and other information may be inspected and copied at the public reference facility maintained by the SEC at 100 F Street N.E., Washington, D.C. 20549, or at the SEC's regional offices at Seven World Trade Center, Room 4300, New York, New York 10281, and at 75 W. Jackson Blvd., Suite 900, Chicago, Illinois 60604. Copies of these materials also can be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 100 F Street N.E., Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding us.

In addition, we maintain a web site that contains information regarding our company, including copies of reports, proxy statements and other information we file with the SEC. The address of our web site is www.pacbio.com. Our web site, and the information contained on that site, or connected to that site, are not incorporated into and do not constitute a part of this prospectus.

We have filed a registration statement on Form SB-2 with the SEC for the common stock offered by the selling security holders under this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information that is not contained in this prospectus. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, you should refer to the exhibits attached to, or incorporated by reference into, the registration statement for copies of the actual contract, agreement or other document.

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus is accurate as of the date on the front cover. You should not assume that the information contained in this prospectus is accurate as of any other date.

                          INDEX TO FINANCIAL STATEMENTS

                                                                                                          Page
                                                                                                          ----

Report of Independent Registered Public Accounting Firm for year ended June 30, 2005                       F-2

Report of Independent Registered Public Accounting Firm for year ended June 30, 2004                       F-3

Consolidated Audited Financial Statements:

     Consolidated Balance Sheets as of June 30, 2005 and 2004                                              F-4

     Consolidated Statements of Operations for the years ended June 30, 2005 and 2004                      F-5

     Consolidated Statements of Cash Flows for the years ended June 30, 2005 and 2004                      F-6

     Consolidated Statement of Stockholders' Equity (Deficit) for the years ended June 30, 2005 and        F-7
         2004

     Notes to Consolidated Financial Statements                                                            F-8

Consolidated Financial Statements (Unaudited):

     Consolidated Balance Sheets as of December 31, 2005 (unaudited) and June 30, 2005 (audited)           F-25

     Consolidated Statements of Operations for the three- and six-month periods ended December 31,         F-26
         2005 and 2004

     Consolidated Statements of Cash Flows for the six months ended December 31, 2005 and 2004             F-27

     Notes to Consolidated Financial Statements (Unaudited)                                                F-28

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee and Shareholders
Pacific Biometrics, Inc.
Seattle, Washington


We have audited the accompanying consolidated balance sheet of Pacific Biometrics, Inc. as of June 30, 2005, and the related consolidated statements of operations and comprehensive loss, stockholders' deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The financial statements of the Company as of June 30, 2004 were audited by other auditors whose report dated September 10, 2004 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pacific Biometrics, Inc. as of June 30, 2005 and the results of its operations, stockholders' deficit and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has generated recurring net losses and cash flow shortages. This condition raises substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding this issue are also discussed in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Williams & Webster, P.S.

Williams & Webster, P.S.
CERTIFIED PUBLIC ACCOUNTANTS
Spokane, Washington
September 16, 2005

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Board of Directors and Shareholders
Pacific Biometrics, Inc.

We have audited the accompanying consolidated balance sheet of Pacific Biometrics, Inc. as of June 30, 2004 and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific Biometrics, Inc. as of June 30, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has experienced significant losses from operations and has experienced cash flow shortages. Additionally, the Company has reported deficiencies in working capital and stockholders' equity. These matters, among others, as discussed in Note 3 to the financial statements, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Grant Thornton LLP

Seattle, Washington
September 10, 2004

                            PACIFIC BIOMETRICS, INC.
                           CONSOLIDATED BALANCE SHEETS
                                 AS OF JUNE 30,

                                                                                      2005            2004
                                                                                  ------------    ------------
                                    ASSETS
Current assets:
    Cash and cash equivalents                                                     $  1,438,543    $  2,941,014

    Accounts receivable, net of allowance for doubtful
          accounts of $22,100 and $22,100, respectively                                607,867         367,449
    Prepaid expenses and other assets                                                  603,464          78,999
    Deferred financing cost on secured convertible note - current portion              107,170          64,500
                                                                                  ------------    ------------
          Total current assets                                                       2,757,044       3,451,962

Property and equipment, net                                                            437,436         407,548
                                                                                  ------------    ------------

Other assets:
    Deferred financing cost on secured convertible note - long-term portion            232,787         123,625
    Restricted cash                                                                       --            71,395
                                                                                  ------------    ------------
          Total assets                                                            $  3,427,267    $  4,054,530

                                                                                  ============    ============

                  LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
    Accounts payable                                                              $    438,342    $    479,446
    Accrued liabilities                                                                846,267         647,986
    Advances from clients                                                              697,561         210,922
    Capital lease obligations - current portion                                         51,994          48,253
    Note payable to related party - current portion                                       --            22,183
    Secured convertible note - current portion, net of unamortized fair value
          assigned to beneficial conversion feature and warrants of $0 and              83,333         278,982
$304,349, respectively
    Other notes payable - current portion                                              331,429         349,002
                                                                                  ------------    ------------
          Total current liabilities                                                  2,448,926       2,036,774

Capital lease obligations - long term portion                                          108,493         160,487
Secured convertible note - long term portion, net of unamortized fair value
      assigned to beneficial conversion feature and warrants of $2,659,284 and       1,193,783         985,536
$931,133,
      respectively
Other notes payable - long term portion                                                 38,148         336,510
                                                                                  ------------    ------------
          Total liabilities                                                          3,789,350       3,519,307
                                                                                  ------------    ------------

Commitments and contingencies                                                             --              --

Stockholders' equity (deficit):
    Preferred stock, Series A convertible $0.01 par value, 5,000,000 shares
          authorized, 1,550,000 shares issued and outstanding, liquidation              15,500          15,500
          preference of $2.00 per share, aggregating $3,100,000
    Common stock, $0.01 par value, 30,000,000 shares
authorized,
          13,325,705 and 13,048,820 shares issued and outstanding, respectively        304,985         302,214
    Additional paid-in capital                                                      25,430,844      23,338,016
    Accumulated deficit                                                            (26,111,988)    (23,119,084)
    Treasury stock                                                                      (1,423)         (1,423)
                                                                                  ------------    ------------
          Total stockholders' equity (deficit)                                        (362,083)        535,223
                                                                                  ------------    ------------

          Total liabilities and stockholders' equity                              $  3,427,267    $  4,054,530
                                                                                  ============    ============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                              PACIFIC BIOMETRICS, INC.
                        CONSOLIDATED STATEMENTS OF OPERATIONS
                                YEARS ENDED JUNE 30,

                                                         2005            2004
                                                     ------------    ------------

Revenues                                             $  3,230,374    $  4,801,248
                                                     ------------    ------------

Laboratory expense and cost of goods sold               2,456,295       2,762,849
                                                     ------------    ------------

          Gross Profit                                    774,079       2,038,399
                                                     ------------    ------------

Operating expenses:
    Research and product development                      113,741         128,677
    Impairment of technology assets                          --           476,874
    Selling, general and administrative                 2,819,249       3,144,726
                                                     ------------    ------------

Operating loss                                         (2,158,911)     (1,711,878)
                                                     ------------    ------------

Other income (expense):
  Interest expense                                       (317,267)       (133,751)
  Interest expense from amortization of beneficial
  conversion feature                                     (423,407)        (21,746)
  Interest income                                           7,385          16,670
  Other income                                             15,463          44,437
  Amortization of deferred financing costs               (116,167)         (5,375)
  Loss on settlement of note receivable from
   related party                                             --           (72,072)
                                                     ------------    ------------
                                                         (833,993)       (171,837)
                                                     ------------    ------------

Net loss before tax expense                            (2,992,904)     (1,883,715)
                                                     ------------    ------------

Tax expense
                                                     ------------    ------------
                                                     ------------    ------------

Net loss
                                                     $ (2,992,904)   $ (1,883,715)
                                                     ============    ============

Preferred stock dividend                                     --            (7,421)
                                                     ------------    ------------

Net loss applicable to common stockholders
                                                     $ (2,992,904)   $ (1,891,136)
                                                     ============    ============

Net loss per share:
  Basic loss per share                               $      (0.24)   $      (0.19)
                                                     ============    ============
  Diluted loss per share                             $      (0.24)   $      (0.19)
                                                     ============    ============

Weighted average common shares outstanding:
  Basic                                                12,643,180      10,149,127
                                                     ============    ============
  Diluted                                              12,643,180      10,149,127
                                                     ============    ============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                            PACIFIC BIOMETRICS, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                              YEARS ENDED JUNE 30,

                                                                                                2005           2004
                                                                                            -----------    -----------
Cash flows from operating activities:
    Net earnings (loss)                                                                     $(2,992,904)   $(1,883,715)

    Adjustment to reconcile net loss to net cash provided by operating activities:
       Depreciation and amortization                                                            152,505        121,846
       Interest income on note receivable from related party settled by common stock               --          (16,218)
       Amortization of fair value assigned to beneficial conversion feature and warrants        423,408         21,746
       Amortization of deferred financing costs on secured convertible note                     (43,832)          --
       Loss on settlement of note receivable from related party                                    --           72,072
       Compensation (income) expense from fair value adjustment to re-priced employee
       options                                                                                   (1,457)       (35,294)
       Stock options granted at less than fair market value                                        --            2,584
       Impairment of technology assets                                                             --          476,874
       Changes in assets and liabilities:
          Accounts receivable, net                                                             (240,418)        99,160
          Inventories                                                                              --          158,104
          Prepaid expenses and other assets                                                    (338,222)        (6,657)
          Advances from clients                                                                 486,639       (100,026)
          Accounts payable                                                                      (41,104)      (312,974)
          Accrued liabilities                                                                   198,281        109,049
                                                                                            -----------    -----------

            Net cash used in operating activities                                            (2,397,105)    (1,293,449)
                                                                                            -----------    -----------

Cash flows from investing activities:
    Purchases of capital equipment                                                             (182,393)       (90,959)
                                                                                            -----------    -----------
            Net cash used in investing activities                                              (182,393)       (90,959)
                                                                                            -----------    -----------

Cash flows from financing activities:
    Payments on notes payable                                                                  (315,935)      (207,576)
    Payments on notes payable to related parties                                                (22,183)      (113,168)
    Transfer to restricted cash                                                                  71,395           (321)
    Net proceeds loan and security agreement                                                       --          250,000
    Payments on capital lease obligation                                                        (48,253)       (58,216)
    Payment of cash dividends                                                                      --           (5,685)
    Proceeds from exercise of stock options and warrants                                           --            2,963
    Net proceeds from private placement of common stock                                            --        1,710,599
    Proceeds from secured convertible note payable, net of financing cost -
    Laurus Master Funds                                                                       1,392,000      2,306,500
                                                                                            -----------    -----------
            Net cash provided by financing activities                                         1,077,024      3,885,096
                                                                                            -----------    -----------

Net increase (decrease) in cash and cash equivalents                                         (1,502,471)     2,500,688
Cash and cash equivalents, beginning of year
                                                                                              2,941,014        440,326
                                                                                            -----------    -----------

Cash and cash equivalents, end of year                                                      $ 1,438,543    $ 2,941,014
                                                                                            ===========    ===========

Cash paid during the year for interest                                                      $   272,914    $   143,611
                                                                                            ===========    ===========

Non-Cash Activities:
           Warrants issued in conjunction with Laurus Funds amendments to secured
           convertible notes                                                                $ 1,170,853    $      --
           Preferred stock dividends                                                        $      --      $     7,421
           Value of common stock received in settlement of note receivable from related
           party                                                                            $      --      $   144,144
           Shares released from escrow under restructure agreement with prior landlord      $      --      $       833
           Warrants issued in consideration of issuance costs for private placement         $      --      $   191,477
           Common stock issued in exchange for Series B preferred stock and accrued
           dividends                                                                        $      --      $     3,294
           Common stock issued to Laurus Master Funds - convertible feature                 $    63,600    $      --
           Common stock issued in prepayment of R&D costs to UTEK                           $    84,993    $      --
           Common stock issued in prepayment of public relations costs to IRG               $   101,250    $      --
           Value allocated to beneficial conversion feature and warrants issued in
           conjunction with secured convertible note                                        $   676,627    $ 1,257,228

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                            PACIFIC BIOMETRICS, INC.
            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                   YEARS ENDED JUNE 30, 2005 AND JUNE 30, 2004

                                               Series A Preferred             Series B Preferred
                                                      Stock                        Stock                        Common Stock
                                              Shares        Amount           Shares       Amount            Shares        Amount
Balance June 30, 2003                       1,550,000   $     15,500         33,666    $        337       9,218,458    $    263,189

Net loss for year ended June 30, 2004            --             --             --              --              --              --

Fair value adjustment to options                 --             --             --              --              --              --

Cancellation of common stock released
 from escrow, previously held in trust
 as security for note payable                    --             --             --              --           (83,333)           (833)

Common stock received from related
 party in settlement of note receivable          --             --             --              --           (72,072)           --

Exercise of stock options                        --             --             --              --            31,664             317

Exercise of stock warrants                       --             --             --              --             3,809              38

Stock options granted at less than
 fair market value                               --             --             --              --              --              --

Board compensation paid by stock options         --             --             --              --              --              --

Proceeds from common stock, net of
 issuance costs of $21,101 and broker
 commissions of $192,300                         --             --             --              --         3,846,000          38,460

Preferred stock dividends                        --             --             --              --              --              --

Issuance of common stock and $0.84 in
 cash in exchange for Series B
 preferred stock and accrued dividends
 payable                                         --             --          (33,666)           (337)        104,294           1,043

Fair value of warrants issued to
 lender in conjunction  with secured
 convertible note payable                        --             --             --              --              --              --

Fair value of beneficial conversion
 feature on secured convertible note
 payable                                         --             --             --              --              --              --
                                         ------------   ------------   ------------    ------------    ------------    ------------
Balance June 30, 2004                       1,550,000         15,500           --              --        13,048,820    $    302,214

Net loss for year ended June 30, 2005            --             --             --              --              --              --

Fair value adjustment to options                 --             --             --              --              --              --

Common stock issued to UTEK Corporation
 for strategic alliance agreement-
 cancelled 6/23/05                               --             --             --              --            91,885             919

Common stock issued to Laurus Master
 Funds for note Payment                          --             --             --              --            60,000             600

Common stock issued to IRG Corporation
 for public relations services agreement         --             --             --              --           125,000           1,250

Fair value of warrants issued to
 lender in conjunction with secured
 convertible note payable                        --             --             --              --              --              --

Fair value of beneficial conversion
 feature on secured convertible note
 payable                                         --             --             --              --              --              --

Adjustment to fair value of beneficial
 conversion feature and warrants in
 conjunction with amendments to secured
 convertible note payable                        --             --             --              --              --              --

Miscellaneous adjustment                         --             --             --              --               (34)           --
                                         ------------   ------------   ------------    ------------    ------------    ------------
Balance June 30, 2005                       1,550,000   $     15,500           --      $       --        13,325,705    $    304,985
                                         ============   ============   ============    ============    ============    ============


                                                           Additional                         Total
                                           Treasury         Paid-in       Accumulated     Stockholders'
                                            Stock           Capital         Deficit      Equity(Deficit)
Balance June 30, 2003                    ($       702)   $ 20,421,642    ($21,094,843)   ($   394,877)

Net loss for year ended June 30, 2004            --              --        (1,883,715)     (1,883,715)

Fair value adjustment to options                 --           (35,294)           --           (35,294)

Cancellation of common stock released
 from escrow, previously held in trust
 as security for note payable                    --              --              --              (833)

Common stock received from related
 party in settlement of note receivable          (721)         (2,897)       (140,526)       (144,144)

Exercise of stock options                        --             1,583            --             1,900

Exercise of stock warrants                       --             1,025            --             1,063

Stock options granted at less than
 fair market value                               --             2,583            --             2,583

Board compensation paid by stock options         --            24,840            --            24,840

Proceeds from common stock, net of
 issuance costs of $21,101 and broker
 commissions of $192,300                         --         1,672,139            --         1,710,599

Preferred stock dividends                        --            (7,421)           --            (7,421)

Issuance of common stock and $0.84 in
 cash in exchange for Series B
 preferred stock and accrued dividends
 payable                                         --             2,588            --             3,294

Fair value of warrants issued to
 lender in conjunction  with secured
 convertible note payable                        --           573,266            --           573,266

Fair value of beneficial conversion
 feature on secured convertible note
 payable                                         --           683,962            --           683,962
                                         ------------    ------------    ------------    ------------
Balance June 30, 2004                          (1,423)     23,338,016     (23,119,084)        535,223

Net loss for year ended June 30, 2005            --              --        (2,992,904)     (2,992,904)

Fair value adjustment to options                 --             (1457)           --            (1,457)

Common stock issued to UTEK Corporation
 for strategic alliance agreement-
 cancelled 6/23/05                               --            84,075            --            84,993

Common stock issued to Laurus Master
 Funds for note Payment                          --            63,000            --            63,600

Common stock issued to IRG Corporation
 for public relations services agreement         --           100,000            --           101,250

Fair value of warrants issued to
 lender in conjunction with secured
 convertible note payable                        --           279,191            --           279,191

Fair value of beneficial conversion
 feature on secured convertible note
 payable                                         --           397,436            --           397,436

Adjustment to fair value of beneficial
 conversion feature and warrants in
 conjunction with amendments to secured
 convertible note payable                        --         1,170,583            --         1,170,583

Miscellaneous adjustment                         --              --              --              --
                                         ------------    ------------    ------------    ------------
Balance June 30, 2005                    ($     1,423)   $ 25,430,844    ($26,111,988)   ($   362,083)
                                         ============    ============    ============    ============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                            PACIFIC BIOMETRICS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BASIS OF PRESENTATION

Pacific Biometrics, Inc., a Delaware corporation ("PBI" or the "Company"), provides specialty reference laboratory services to the pharmaceutical and diagnostics industries. The Company was incorporated in Delaware in May 1996. The Company conducts its business primarily through its wholly owned subsidiary, Pacific Biometrics, Inc., a Washington corporation ("PBI-WA"). The Company's other wholly owned subsidiaries include PBI Technology, Inc., a Washington corporation, and BioQuant, Inc., a Michigan corporation.

The Company had previously been engaged in the development and commercialization of non-invasive diagnostics to improve the detection and management of chronic diseases. Due to a lack of significant resources, the Company has suspended such activities for the foreseeable future. The Company has developed two patented platform technologies that permit the use of sweat and saliva as diagnostic fluids. Except for the revenues from laboratory services, nominal revenues have been generated from the Company's products. Laboratory services now constitute the majority of the Company's commercial efforts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

These consolidated financial statements include consolidated financial position, results of operations, and statement of stockholders' equity and cash flows of Pacific Biometrics, Inc. and its subsidiaries. All material intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of highly liquid investments with an original maturity of three months or less when purchased.

ACCOUNTS RECEIVABLE

Accounts receivable are stated at amounts due from and billed to clients net of an allowance for doubtful accounts. Credit is extended based on evaluation of a client's financial condition, and collateral is not required. In determining the adequacy of the allowance, management identifies specific receivables for which collection is not certain and estimates the potentially uncollectible amount based on the most recently available information. The Company writes off accounts receivable when they are determined to be uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts. For the years ended June 30, 2005 and 2004, the Company wrote off $0 and $1,865, respectively of accounts receivable deemed uncollectible.

RESTRICTED CASH

During 1997, in connection with the signing of an operating lease for laboratory and office facilities in Seattle, Washington, the Company was required to set aside $100,000 as a security deposit, throughout the first seven years of the ten-year term of the lease. This amount was reduced to $71,395 as of June 30, 2004 and was further reduced to $0 as of June 30, 2005.

LONG -LIVED ASSETS

Property and equipment are recorded at cost. Depreciation is provided using the straight-line method over the useful lives of the related assets, which range from three to five years. Leasehold improvements are amortized over the shorter of the estimated useful life of the improvements or the remaining term of the lease. The cost and related accumulated depreciation of property or equipment sold or otherwise disposed of are removed from the accounts and the resulting gains or losses are included in the statement of operations.

In accordance with the Financial Accounting Standards Board's Statements of Financial Accounting Standards Statement No. 144 - "ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS" ("SFAS 144"), all of the Company's long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recovered. If the sum of the expected future cash flows is less than the carrying amount of the asset, a loss is recognized.

TECHNOLOGY ASSETS

PBI Technology, Inc., a wholly owned subsidiary of the Company, has been established to hold certain technologies and intellectual property, including isothermal DNA amplification method (LIDA), Cell Viability technology, Osteopatch and Saliva Sac(R). The Company wrote off the entire balance of $476,874 related to the technology assets to operations as impairment of technology assets as of June 30, 2004.

BENEFICIAL CONVERSION FEATURE

In accordance with Financial Accounting Standards Board Emerging Issues Task Force Issue (EITF) No. 98-5 and FASB EITF No. 00-27, using the relative fair value method of Accounting Principles Board Opinion 14 ("APB 14"), the Company recorded a beneficial conversion feature ("BCF") related to the issuance of convertible debt that has conversion features at fixed rates that are in-the-money when issued and recorded the value allocated to warrants issued with those instruments. The BCF for the convertible instrument and value allocated to warrants are measured and recognized by allocating a portion of the proceeds to additional paid-in capital with an offset to discount on the convertible instrument.

For convertible debt and related warrants, the recorded discount is amortized as interest expense using the straight line interest method over the life of the debt.

CLIENT ADVANCES

The Company receives advances from certain clients to perform consulting, laboratory services, and clinical studies. These advances are applied as payments to invoices as work is completed until the amounts advanced are exhausted. Advances are also applied to invoices for setup and administrative fees, billed upon contract approval. These setup and administrative fees are deferred as unearned income when billed and amortized over the life of the project.

INCOME TAXES

The Company recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities using the enacted tax laws and rates that are expected to be in effect when the differences are expected to be recovered. The Company provides a valuation allowance for deferred tax assets due to the uncertainty of realization.

FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents approximate fair value due to the short-term maturities of these instruments. The carrying value of the Company's secured convertible note is recorded net of the unamortized fair value assigned to beneficial conversion feature and warrants, representing its estimated fair value. (See Note 9.) The carrying value of the Company's other debt approximates their estimated fair values because the rates of interest on the debt approximate current interest rates for similar obligations with like maturities.

STOCK-BASED COMPENSATION

The Company has a stock-based employee compensation plan, which is described more fully in Note 12. The Company applies APB Opinion 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and related interpretations in accounting for its plan. The Company has adopted the disclosure-only provisions of SFAS No. 123 - "ACCOUNTING FOR STOCK-BASED COMPENSATION". During the years ended June 30, 2005 and 2004, the Company granted 253,000 and 1,086,340, respectively, of incentive-based stock options under incentive compensation plans. Had compensation cost been determined based on the fair value of stock options granted in a manner consistent with the method promulgated by SFAS No. 123, the Company's net earnings and earnings per share would have been changed to the pro forma amounts below:

                                                       Years Ended June 30,
                                                   --------------------------
                                                       2005           2004
                                                   -----------    -----------
       Net loss, as reported                       $(2,992,904)   $(1,883,715)

       Adjust: Total stock-based employee
       compensation expense  determined under
       fair value based method for all awards,
       net of related tax effects                      241,500        260,304
                                                   -----------    -----------


       Pro forma net loss                          $(3,234,404)   $(2,144,019)
                                                   ===========    ===========

       Net loss per share:

         Basic - as reported                        $   (0.24)      $   (0.19)
                                                    ==========      =========
         Diluted - as reported                      $   (0.24)      $   (0.19)
                                                    ==========      =========

         Basic - pro forma                          $   (0.26)      $   (0.21)
                                                    ==========      =========
         Diluted - pro forma                        $   (0.26)      $   (0.21)
                                                    ==========      =========

To estimate compensation expense, the Company uses the Black-Scholes option-pricing model and assumptions deemed reasonable by management. The options are valued as of the date of grant. If the date of grant had been June 30, 2005, the following assumptions would have been used to compute the fair value of option grants for the year ended June 30:


                                              2005          2004
                                            --------      --------
              Expected volatility              108%          186%
              Expected dividend yield            0%            0%
              Risk-free interest rate         3.94%         3.83%
              Expected life                 10 years      10 years



REVENUE RECOGNITION

The Company recognizes revenue in the period that the related services are performed and collectibility is reasonably assured. Currently, the Company derives substantially all of its revenues from laboratory services. Service contracts generally take the form of fixed-price contracts. Under fixed-price contracts, revenue is recognized as services are performed, with performance generally assessed using output measures, such as units-of-work performed to date as compared to the total units-of-work contracted. Changes in the scope of work generally result in a renegotiation of contract pricing terms and/or a contract amendment. Renegotiated amounts are not included in net revenues until earned, and realization is assured. Advance payments on service contracts are treated as a deposit and applied to periodic billing during the contract period. Setup and Administrative fees are billed upon contract approval. Revenues from Setup and Administrative fees are amortized over the life of the contract. Historically, costs are not deferred in anticipation of work on contracts after they are awarded, but instead are expensed as incurred. All out-of-pocket costs are included in expenses.

RESEARCH AND DEVELOPMENT EXPENSES

Expenditures for research and development are expensed as incurred.

LOSS PER SHARE

Basic loss per share is based upon the weighted average number of common shares outstanding. Diluted earnings per share is computed on the basis of the weighted average number of common shares outstanding plus the effect of outstanding stock options and warrants using the "treasury stock" method and the effect of preferred stock on an as-converted basis. All per share calculations exclude treasury shares, and shares held in trust as security for a note payable. Net loss applicable to common stockholders includes cumulative dividends on the Series B convertible preferred stock of $7,421 for the year ended June 30, 2004. There were no comparable dividends for the fiscal year ended June 30, 2005 as all of the Series B preferred shares were converted into common stock, effective May 31, 2004.

As of June 30, 2005, vested, in-the-money options to purchase 812,123 shares of common stock and in-the-money warrants to purchase 570,727 shares of common stock were outstanding, but were not included in the computation of diluted loss per share because the effect would be antidilutive. In addition, 1,550,000 shares of Series A preferred stock convertible into 516,667 shares of common stock were also not included in the computation of diluted loss per share because the effect would be antidilutive.

As of June 30, 2004, vested, in-the-money options to purchase 583,439 shares of common stock and in-the-money warrants to purchase 585,727 shares of common stock were outstanding, but were not included in the computation of diluted loss per share because the effect would be antidilutive. In addition, 1,550,000 shares of Series A preferred stock convertible into 516,667 shares of common stock were also not included in the computation of diluted loss per share because the effect would be antidilutive. In June 2004, the holders of the Series B preferred stock exchanged their Series B preferred stock and accrued dividends into 104,294 shares of common stock, effective May 31, 2004. Prior to that date, the Series B preferred stock was convertible into 33,666 shares of common stock. Accordingly, as of June 30, 2004, there were no outstanding shares of Series B preferred stock, and no further shares of common stock into which it would be convertible.

USE OF ESTIMATES

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"), management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NEW ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153 (hereinafter "SFAS No. 153"). This statement addresses the measurement of exchanges of nonmonetary assets. The guidance in APB Opinion No. 29, "Accounting for Nonmonetary Transactions," is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that opinion, however, included certain exceptions to that principle. This statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for financial statements for fiscal years beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges incurred during fiscal years beginning after the date of this statement is issued. During the year ended June 30, 2005, the Company adopted SFAS No. 153. The Company has determined that there was no financial impact from the adoption of this statement.

In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 151, "Inventory Costs-- an amendment of ARB No. 43, Chapter 4". This statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that ". . . under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges. . . ." This statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management does not believe the adoption of this statement will have any immediate material impact on the Company.

In December 2004, the Financial Accounting Standards Board issued a revision to Statement of Financial Accounting Standards No. 123R, "Accounting for Stock Based Compensations." This statement supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This statement does not change the accounting guidance for share based payment transactions with parties other than employees provided in Statement of Financial Accounting Standards No.
123. This statement does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans." The Company has not yet determined the impact to its financial statements from the adoption of this statement.

3. MANAGEMENT'S PLANS AND GOING CONCERN

The Company had net losses in fiscal 2005 and 2004. The Company has historically experienced recurring losses from operations and has had cash flow shortages. While the Company currently has a positive working capital position, it has significant amounts of notes payable and other liabilities, and negative stockholders' equity. Historically, the Company has had deficiencies in working capital and stockholders' equity and has had significant amounts of current and past due debt. These matters raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Management has taken steps to revise its operating and financial requirements, which it believes are sufficient to provide the Company with the ability to continue in existence for the near term. These steps include expansion of business development efforts, and the implementation of new information technology systems to automate certain processes and improve client service, and raising $1.5 million in gross proceeds from a secured debt financing effective January 2005. Prior, the Company raised $2.5 million in gross proceeds from a secured debt financing effective May 2004 and approximately $1.9 million in gross proceeds from a private placement of common stock that closed in March 2004.

On-going, the Company's strategy is to meet the needs for outsourcing by pharmaceutical, biotechnology, and diagnostic companies and other central laboratories, and to assist in enhancing the drug and diagnostic development processes by developing and delivering innovative services that apply science and technology in the provision of high quality service within the Company's areas of specialty.

The Company's primary business strategy is to continue its focus on providing high quality specialty central laboratory services in its core areas, including cardiovascular disease and bone and joint diseases because of active drug development activities. In addition, the Company also intends to pursue other strategies identified below to further its business. However, because of the significant expense associated with some of these strategies, the Company may not pursue some of these strategies unless its revenue increases significantly or it is able to raise equity or debt financing to adequately fund these strategies. There can be no assurance that the Company will pursue any or all of the strategies below or, if pursued, that any of such strategies will be successful.

INFORMATION TECHNOLOGY AND BACK-UP SYSTEMS

The Company is currently focusing the significant proportion of its capital expenditures and investments in carefully selected hardware and software products, information technology systems and networks. During fiscal 2005, the Company invested in its laboratory information system, including the initial stages of the implementation of the ClinAxys II Laboratory Information System. The installation of this new system should streamline and improve the Company's project and data management capabilities. In fiscal 2006, the Company anticipates it will continue to invest in the improvement of its information systems and the Company believes capital improvements in these areas are important to meet the changing demands of drug development by improving and facilitating its data reporting, testing capacity and the overall service to and communications with its clients.

In fiscal 2006, to provide the Company's clients with the confidence that it can minimize the impact of local power outages, it anticipates investing in redundant or back-up systems. In fiscal 2005 the Company acquired and in fiscal 2006 has begun the use of a back-up electrical generator. In addition, the Company anticipates adding redundant or back-up CO2 systems for its individual freezers to protect samples stored in those freezers.

DIVERSIFY CLIENT BASE

Another of the Company's goals is to continue to diversify its client base. In fiscal 2005 the Company adopted a new corporate visual identity and is using this to integrate all of its marketing efforts and advertising. The Company has also increased its visibility at industry trade shows and in industry publications through print advertisements and publicity campaigns.

INCREASE SPECIALTY AREAS

In addition to its core specialties of cardiovascular disease and bone and joint diseases, the Company's goal is to further expand its specialty laboratory expertise within related areas where it has a competitive advantage of existing in-depth expertise. This includes diabetes, obesity, metabolic syndrome, rheumatoid and osteoarthritis, and immunogenicity testing for biologic drugs.

CREATE GLOBAL CENTRAL LABORATORY

The Company believes that in the central laboratory services business it is important to provide a broad geographic base as most clinical drug development programs are global. Through partnering with a major central laboratory with a large established client base and existing infrastructure for managing clinical studies globally, the Company believes that it can compete with other central laboratories that have offices, monitoring sites and laboratories in many countries around the globe. This partnership will provide the unique advantage of combining both scope and depth in quality specialty testing service. In fiscal 2005, the Company entered into a joint marketing arrangement with Quintiles Transnational and in fiscal 2006 the Company expects to build on this partnership by expanding joint business development efforts and implementing operational integration in certain areas that will lead to streamlined services.

ACQUISITIONS AND STRATEGIC RELATIONSHIPS

The Company's clients and its competitors have experienced significant consolidation over the last several years and the Company expects that trend to continue. The uncertainty caused by the consolidation trend may result in other companies in the industry seeking to form strategic relationships or joint ventures or to be acquired in order to stay competitive. This may make it possible for the Company to make strategic acquisitions that are complementary to its existing services and that expand its ability to serve its clients. The Company is also exploring other strategic alternatives for its business and operations, which may include joint ventures, co-marketing relationships, or other strategic relationships especially with diagnostic companies with emerging or proprietary technologies. Additionally, the Company will evaluate, as appropriate, any potential business combinations involving the Company as a whole, or involving a portion of its assets.

4. CONCENTRATION OF CREDIT RISK

The largest client in fiscal 2005 individually accounted for approximately 23% and 36% of the Company's total revenues in fiscal 2005 and 2004, respectively, while the Company's largest client in fiscal 2004 accounted for approximately 4% and 40% of the Company's total revenues in fiscal 2005 and 2004, respectively. Revenues from the Company's five largest clients represented approximately 67% and 86% of total revenues in fiscal 2005 and fiscal 2004, respectively. As of June 30, 2005 and 2004, respectively, approximately 60% and 39% of the Company's accounts receivable balance was from the two largest clients at that time.

The Company maintains its cash in one commercial account at a major financial institution. At June 30, 2005, the Company's cash balance in one account exceeded Federal Deposit Insurance Corporation (FDIC) limits by

$1,338,543 and at June 30, 2004, the Company's cash balance in one account exceeded (FDIC) limits by $2,841,014.

5. PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses consist of the following at June 30:

                                                              2005        2004
                                                           ---------    --------
     Laboratory Information System Software.............   $ 216,405    $    --
     Backup Power Generator.............................     132,585         --
     Investor Relations.................................      59,063         --
     Laboratory Equipment...............................      47,725         --
     Insurance..........................................      47,140      36,617
     Commissions........................................      25,187         --
     Taxes..............................................      24,731      24,122
     Service Contracts..................................      22,378         --
     Trade Show and Conference Fees.....................      19,000         --
     Prepaid Finance Costs..............................         --        5,833
     Other..............................................       9,250      12,427
                                                            --------    --------
                                                            $603,464    $ 78,999
                                                            ========    ========

6. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at June 30:

                                                              2005        2004
                                                           ---------   ---------
     Laboratory equipment...............................   $ 773,389   $ 714,027
     Computer equipment.................................     255,028     169,938
     Office furniture and equipment.....................     101,480      63,539
     Leasehold improvements.............................      73,541      73,541
                                                           ---------   ---------
     Total property and equipment.......................   1,203,438   1,021,045
     Less: accumulated depreciation and amortization....     766,002     613,497
                                                           ---------   ---------
     Net property and equipment.........................   $ 437,436   $ 407,548
                                                           =========   =========

At June 30, 2005 and 2004, respectively, these amounts included assets under capital leases of $160,487 and $358,856, and related accumulated amortization of $232,106 and $179,727. Depreciation expense for the fiscal period at June 30, 2005 and 2004, respectively was $152,505 and $121,846.

7. ACCRUED LIABILITIES

Accrued liabilities consist of the following at June 30:

                                                              2005        2004
                                                           ---------   ---------
     Accrued Laurus Note Costs PBIDE                       $ 160,000   $     --
     Accrued payroll and related payroll taxes               121,819      86,974
     Accrued vacation                                        116,032      78,884
     Accrued professional services                            88,390      83,877
     Accrued consulting expense                               65,000      95,000
     Accrued software expense                                 43,281         --
     Accrued audit fees                                       41,002      83,877
     Accrued interest expense                                 31,689       3,197

     Accrued 401(k)                                           24,853         --
     Accrued board of directors fees                          13,635      92,785
     Accrued commissions                                      13,443      91,902
     Accrued supply expense reimbursement
     under Saigene Management Agreement                          --       17,996
     Accrued fees due to PBRF                                  7,835       7,835
     Other                                                   119,287       5,659
                                                           ---------   ---------
                                                           $ 846,267   $ 647,986
                                                           =========   =========

8. CAPITAL LEASE OBLIGATIONS

The Company leases laboratory and other equipment under capital lease arrangements. The obligations under capital leases have interest rates ranging from approximately 7.5% to 17.64% and mature at various dates through 2008. Annual future minimum lease payments for years subsequent to June 30, 2005 are as follows:

         2006                                              $  62,253
         2007                                                 62,253
         2008                                                 35,981
         2009 thereafter                                         --
                                                           ---------
         Total minimum payments                              160,487
         Less: amount representing interest                  (19,268)
                                                           ---------
         Obligations under capital leases                    141,219

         Total minimum payments                              160,487
         Less: current portion                                51,994
                                                           ---------
         Long term portion                                 $ 108,493
                                                           =========

9. NOTES PAYABLE

LAURUS DEBT INVESTMENTS

Effective May 28, 2004, the Company entered into a financing arrangement with Laurus Master Fund, Ltd., a New York City based investment fund ("Laurus"). The financing consisted of a $2.5 million secured convertible note with a term of three years. In connection with the financing, the Company also issued Laurus a warrant to purchase up to 681,818 shares of common stock at an exercise price of $1.25, exercisable at any time prior to May 28, 2011. The note bears interest at an initial rate equal to the prime rate plus two percent (2%) for a total of six percent (6%), subject to reduction on a month to month basis if certain specified conditions are met.

Under the terms of the note, the Company is obligated to make monthly payments of accrued interest beginning July 1, 2004 and, commencing December 1, 2004, monthly payments of $85,000 to reduce the principal amount by $83,333.33.

For any cash payments made on the note, the Company is required to pay an amount equal to 102% of the principal amount due. In addition, the Company can prepay the note at any time upon payment of an amount equal to 130% of the then-outstanding principal balance, plus accrued and unpaid interest.

Laurus has the option at any time to convert any or all of the outstanding principal and accrued and unpaid interest on the note into shares of common stock at an initial conversion price of $1.06 per share. In addition, for each monthly payment under the note, Laurus will be obligated to convert a portion of the monthly payment into common stock at the applicable conversion price, if certain specified conditions are met. As of June 30, 2005, Laurus had converted $63,600 in principal into 60,000 shares of the Company's common stock. Therefore, as of June 30, 2005 the principal balance owing to Laurus was $2,436,400.

The initial note conversion price ($1.06 per share) is subject to certain anti-dilution adjustments, including full ratchet anti-dilution if the Company issues convertible or equity securities at a price per share less than the conversion price. As security for the obligations to Laurus, the Company and each of its subsidiaries granted a blanket security interest in all of their respective assets to Laurus, and the Company entered into a stock pledge with Laurus for the capital stock in each of its subsidiaries. The Company was obligated to register with the SEC for resale the shares of common stock that are issuable upon conversion of the note and upon exercise of the warrant. The registration was deemed effective by the SEC on September 28, 2004. To date, the Company has maintained the effectiveness of the registration statement and is obligated to maintain it effective for up to three years from the closing date. If the Company fails to comply with the registration obligations, Laurus will be entitled to certain specified remedies, including monetary liquidated damages.

In conjunction with the financing, the Company incurred and recorded fees of $293,500 as deferred financing costs, which are being amortized to other expense over the life of the note. This amount includes a potential payment to the Company's broker of up to $100,000 should Laurus convert all or a portion of the 2004 Note. At June 30, 2005, the unamortized balance of the deferred financing costs was $192,802. As of May 6, 2005, the Company modified the amounts being amortized to other expense to account for the extension of 12 months in the term of the 2004 Note.

As of May 2004, the Company also recorded discounts to the secured convertible note in the amount of $683,962 and $573,266, respectively, representing the value of the beneficial conversion feature and value allocated to the warrant to purchase 681,818 shares. As of May 6, 2005, the Company modified the discount balance of the loan to account for the warrants issued as of January 31, 2005 for the postponement of principal payments due and for the warrants issued as of May 6, 2005 as consideration for the deferral and extension of the 2004 Note. In accounting for the issuance of the new warrants, the Company recorded discounts to the secured convertible note of $1,084,906, $452,076, $120,445 and $383,013, respectively, representing the value of the beneficial conversion feature, the value allocated to the warrant to purchase 681,818 shares issued on May 28, 2004, the value allocated to the warrant to purchase 200,000 shares issued on January 31, 2005, and the value allocated to the warrant to purchase 625,000 shares issued on May 6, 2005. The warrant to purchase 625,000 shares represents the pro-rata share of the May 2004 Note related to the warrant to purchase a total of 1,000,000 shares issued on May 6, 2005.

At June 30, 2005, of the total $2,040,440 discount balance, $363,524 had been amortized as interest expense, and $1,676,916 remained unamortized and will be amortized at $47,912 per month over the remaining life of the secured convertible note or upon earlier conversion, using the straight-line method. The balance due under the secured convertible note is shown net of the remaining unamortized discount on the accompanying balance sheet. The Company estimated the valuation of the beneficial conversion feature, the warrant for 681,818 shares, the warrant for the 200,000 shares and the warrant for the pro-rata share of the 1,000,000 shares in accordance with EITF 00-27 and EITF 98-5, using the Black-Scholes pricing model and other assumptions deemed reasonable by management. The following assumptions were used to determine the fair market value of the warrants issued Laurus on January 31, 2005 and May 6, 2005, respectively: a) volatility of the stock price was 124% and 104%, b) discount rate was 3.94% and 3.83%, c) call option value was $0.9083 and $0.9243.

Upon conversion of any amounts owing under the note, the Company is obligated to issue warrants for up to a maximum of 181,818 shares of common stock to its broker, in the amount of 8% of amounts converted, at an exercise price of $1.25 per share, exercisable for five years.

Effective January 31, 2005, the Company entered into a second financing arrangement with Laurus for a $1.5 million secured convertible note with a term of three years. In connection with the financing, the Company issued Laurus a warrant to purchase up to 326,087 shares of common stock at an exercise price of $1.37, exercisable at any time prior to January 31, 2010. The note bears interest at an initial rate equal to the prime rate plus two percent (2%) for a total of six percent (6%), subject to reduction on a month to month basis if certain specified conditions are met.

Under the terms of the note, the Company is obligated to make monthly payments of accrued interest beginning March 1, 2005 and, commencing August 1, 2005, monthly payments of $51,000 to reduce the principal amount by $50,000.

For any cash payments made on the note, the Company is required to pay an amount equal to 102% of the principal amount due. In addition, the Company can prepay the note at any time upon payment of an amount equal to 130% of the then-outstanding principal balance, plus accrued and unpaid interest.

Laurus has the option at any time to convert any or all of the outstanding principal and accrued and unpaid interest on the note into shares of common stock at an initial conversion price of $1.17 per share. In addition, for each monthly payment under the note, Laurus will be obligated to convert a portion of the monthly payment into common stock at the applicable conversion price, if certain specified conditions are met.

The initial note conversion price ($1.17 per share) is subject to certain anti-dilution adjustments, including full ratchet anti-dilution if the Company issues convertible or equity securities at a price per share less than the conversion price.

As security for the obligations to Laurus, the Company and each of its subsidiaries granted a blanket security interest in all of their respective assets to Laurus, and the Company entered into a stock pledge with Laurus for the capital stock in each of its subsidiaries. The Company was obligated to register with the SEC for resale the shares of common stock that are issuable upon conversion of the note and upon exercise of the warrant. The registration was deemed effective by the SEC on April 1, 2005. To date, the Company has maintained the effectiveness of the registration statement and is obligated to maintain it effective for up to three years from the closing date. If the Company fails to comply with the registration obligations, Laurus will be entitled to certain specified remedies, including monetary liquidated damages.

In conjunction with the January 2005 financing, the Company incurred and recorded fees of $168,000 as deferred financing costs, which are being amortized to other expense over the life of the note. This amount includes a potential payment to the Company's broker of up to $60,000 should Laurus convert all or a portion of the 2005 Note. At June 30, 2005, the unamortized balance of the deferred financing costs was $147,156. As of May 6, 2005, the Company modified the amounts being amortized to other expenses to account for the extension of 12 months in the term of the 2004 Note.

As of January 2005, the Company also recorded discounts to the secured convertible note of $397,436 and $279,191, respectively, representing the value of the beneficial conversion feature and value allocated to the warrant to purchase 326,087 shares. As of May 6, 2005, the Company modified the discount balance of the loan to account for the warrants issued as of January 31, 2005 for the warrants issued as of May 6, 2005 for the deferral and extension of the 2005 Note. In accounting for the issuance of the new warrants, the Company recorded discounts to the secured convertible note of $589,743, $229,898, and $244,356, respectively, representing the value of the beneficial conversion feature, the value allocated to the warrant to purchase 326,087 shares issued on January 31, 2005, and the value allocated to the warrant to purchase 375,000 shares issued on May 6, 2005. The warrant to purchase 375,000 shares represents the pro-rata share of the January 2005 Note related to the warrant to purchase a total of 1,000,000 shares issued on May 6, 2005.

At June 30, 2005, of the total $1,063,997 discount balance, $81,629 had been amortized as interest expense, and $982,368 remained unamortized and will be amortized at $22,846 per month over the remaining life of the secured convertible note or upon earlier conversion, using the straight-line method. The balance due under the secured convertible note is shown net of the remaining unamortized discount on the accompanying balance sheet. The Company estimated the valuation of the beneficial conversion feature, the warrant for 326,087 shares, and the warrant for the pro-rata share of the 1,000,000 shares in accordance with EITF 00-27 and EITF 98-5, using the Black-Scholes pricing model and other assumptions deemed reasonable by management.

Upon conversion of any amounts owing under the note, the Company is obligated to issue warrants for up to a maximum of 105,263 shares of common stock to its broker, in the amount of 8% of amounts converted, at an exercise price of $1.37 per share, exercisable for five years.

LAURUS WAIVER -- MAY 2004 $2.5 MILLION SECURED CONVERTIBLE NOTE

On January 31, 2005, Laurus formally agreed that the Company would not be required to pay the principal portion of any monthly amount due for the six-month period from December 2004 through May 2005, and instead such deferred principal amounts would be due on May 1, 2007, the maturity date of the 2004 Note. There was no change in the interest rate charged by Laurus on the unpaid principal.

In consideration for the principal payment deferral and the waiver, the Company issued a warrant to Laurus to purchase up to 200,000 shares of the common stock of the Company at an exercise price of $1.48. The warrant expires on January 31, 2009. The cost to the Company associated with the issuance of this warrant was attributed to the discount balance on the May 2004 Note.

LAURUS DEFERRAL AND EXTENSION -- MAY 2004 $2.5 MILLION AND JANUARY 2005 $1.5 MILLION SECURED CONVERTIBLE NOTES

On May 6, 2005, Laurus and the Company amended the terms of the 2004 Note and the 2005 Note, to provide for a twelve-month deferral and extension of both. With respect to 2004 Note, Laurus agreed to (a) extend the term for an additional year, to be due in full on May 28, 2008, and (b) defer 12 months of principal payments (originally due June 1, 2005 through May 1, 2006) to be paid monthly beginning June 1, 2007 through May 1, 2008. With respect to the 2005 Note, Laurus agreed to (a) extend the term for an additional year, to be due in full on January 31, 2009, and (b) defer 12 months of principal payments (originally due August 1, 2005 through July 1, 2006) to be paid monthly beginning February 1, 2008 through January 1, 2009, with the balance on the 2005 Note to be paid in full on January 31, 2009.

As a result of these amendments, the first repayments of principal owed to Laurus on the 2004 and 2005 Notes are now due on June 1, 2006 and August 1, 2006, respectively, and the maturity dates for the 2004 and 2005 Notes are now May 1, 2008 and January 1, 2009, respectively. There was no change in the interest rate charged by Laurus on the unpaid principal. Furthermore, commencing as of May 31, 2005 the Company adjusted the amortization schedules for the 2004 Note and 2005 Note related to the beneficial conversion feature, stock purchase warrants and deferred finance costs.

In consideration for the principal payment deferral and the extension of the 2004 and 2005 Notes, the Company issued an additional common stock purchase warrant to Laurus to purchase up to 1,000,000 shares of the Company's common stock at an exercise price of $1.05. The warrant expires on May 6, 2010. The cost to the Company associated with the issuance of this warrant was attributed to the discount balances of the May 2004 and January 2005 Notes based on the pro-rata amounts of the respective Notes.

LOAN AND SECURITY AGREEMENT WITH FRANKLIN FUNDING

On August 5, 2003, the Company entered into a loan and security agreement (the "Loan Agreement") under which the Company borrowed $250,000 during the first and second quarters of fiscal 2004. Amounts borrowed under the Loan Agreement bear interest at 17.64% and are amortized over 36 months, with monthly payments beginning September 2003 and a final balloon payment due at maturity on August 5, 2006, and are secured by specific equipment. In the event of default, among other remedies, the lender may declare the entire amount under the Loan Agreement to be immediately due and payable, and may take possession of the equipment provided as security. Pursuant to the terms of the Loan Agreement, the Company granted to the lender warrants to purchase 25,000 shares of common stock (at the rate of 5,000 per $50,000 borrowed, with exercise prices as of the date of borrowing), consisting of warrants for 5,000 shares at $1.10 per share, 5,000 shares at $1.00 per share, 10,000 shares at $0.95 per share, and 5,000 shares at $0.85 per share.

NOTE PAYABLE TO RELATED PARTY

The Company had the following note payable to a related party as of June 30:

                                                             2005        2004
                                                          ---------   ---------
    Promissory note to Saigene Corporation,
      original principal of $223,697, dated
      August 28, 2002, 8% interest, monthly
      payments of $10,000 including interest
        until paid in full                                $    --     $  22,183
                                                          ---------   ---------
    Less: Current Portion                                      --        22,183
                                                          ---------   ---------
                                                          $    --     $    --
                                                          =========   =========

OTHER NOTES PAYABLE

The Company had the following other notes payable as of June 30:

                                                                                     2005           2004
                                                                                 -----------    -----------
May 2004 Secured Convertible Note Payable:
Secured convertible note to Laurus, secured by all assets, interest at prime plus 2% (subject to reduction upon specified conditions), monthly payments of $83,333 plus interest beginning May 1, 2006,
    due May 1, 2008                                                              $ 2,500,000    $ 2,500,000
Less: Principal amount converted into common stock                                   (63,600)           --
Less: Unamortized fair value assigned to beneficial conversion
  feature and warrants                                                            (1,676,916)    (1,235,482)
                                                                                     759,484      1,264,518

Less: Current Portion                                                                (83,333)      (278,982)
                                                                                 -----------    -----------
Long Term Portion                                                                $   676,151    $   985,536
                                                                                 ===========    ===========

January 2005 Secured Convertible Note Payable:

Secured convertible note to Laurus, secured by all assets, interest at prime plus 2% (subject to reduction upon specified conditions), monthly payments
    of $51,000 plus interest beginning August 1, 2006, due February 1, 2009      $ 1,500,000           --

Less: Unamortized fair value assigned to beneficial conversion feature and
    warrants                                                                        (982,368)          --
                                                                                     517,632           --

Less: Current Portion                                                                   --             --
                                                                                 -----------    -----------
Long Term Portion                                                                $   517,632    $      --
                                                                                 ===========    ===========


Other Notes Payable:

Loan and security agreement, secured by specific equipment, 17.64% interest,
    monthly payments of $8,709, balloon payment of $30,000 due August 2006       $   127,188    $   201,925

Promissory note to prior landlord, secured by common stock held in escrow, 10%
    interest, quarterly payments of $25,000, due July 31, 2005 (See Note 14)         181,670        240,624

Promissory note to creditor, 9% interest, monthly payments of $4,000, balloon
    payment of $7,912 due December 2004                                                 --           27,416

Note payable to Transamerica, secured by security interest in previously leased assets, 8% interest October 1, 2003 to February 28, 2004,
    14.123% beginning March 1, 2004, monthly payments including interest of
    $2,000 through
    February 28, 2004 and $14,500 thereafter, due October 1, 2005                     47,719        202,547

Demand notes payable, 18% interest, current monthly payments of interest only         13,000         13,000
                                                                                 -----------    -----------
                                                                                     369,577        685,512

Less: Current Portion                                                                331,429        349,002
                                                                                 -----------    -----------
Long Term Portion                                                                $    38,148    $   336,510
                                                                                 ===========    ===========

Aggregate maturities of notes payable (at face value, gross of the unamortized fair value assigned to beneficial conversion feature and warrants related to the secured convertible note financing with Laurus) are approximately as follows for the years ending June 30:

               2006                                       $   83,333
               2007                                        1,549,996
               2008                                        1,953,071
               Thereafter                                    350,000
                                                          ----------
                                                          $3,936,400

10. PREFERRED AND COMMON STOCK

The Company's common stock currently is quoted on the OTC Bulletin Board in the over-the-counter market under the symbol "PBME".

SERIES A PREFERRED STOCK

The Company's Series A convertible preferred stock (the "Series A") is convertible into shares of the Company's common stock at the option of the holders at any time on a three-for-one basis. The Series A no longer carries a mandatory dividend. The Company has the right to force conversion of the Series A in the event the price per share of the common stock is $6.00 or more for 20 consecutive trading days. The Series A has a liquidation preference of $2.00 per share. The Company has agreed to use commercially reasonable efforts to effect the registration of the common stock into which the Series A is convertible.

SERIES B PREFERRED STOCK

In March through July 2003, the Company sold 33,666.66 shares of Series B, 8% convertible, cumulative redeemable $0.01 par value preferred stock at $3.00 per share (the "Series B") for total net proceeds of $72,920. In June 2004, the holders of the Series B preferred stock accepted the Company's conversion offer and canceled their Series B and accrued and unpaid dividends in exchange for 104,294 shares of common stock, and approximately $1 in cash for payment of fractional shares. As of June 30, 2005 and 2004, there were no shares of Series B issued and outstanding.

COMMON STOCK

Effective September 30, 2004, the Company issued to Utek Technologies ("Utek") 129,730 unregistered shares of common stock for services, with 1/12th of the shares (10,810 shares) vesting each month during the term of the agreement. Effective June 23, 2005 the agreement with Utek was terminated. As of the date of termination, 91,885 shares of the Company's common stock had vested to Utek and 37,845 shares of the Company's common stock had been returned.

Effective January 30, 2005, the Company entered into a one-year agreement with Investor Relations Group, Inc. ("IRG") to provide the Company investor relations and public relations services. The Company issued to IRG as compensation 125,000 unregistered shares of common stock that vested immediately. In accordance with Financial Accounting Standards Board Emerging Issues Task Force Issue (EITF) No. 96-18, the Company recorded a prepaid expense of $101,250 related to the issuance of 125,000 shares of unregistered common stock over the 12-month term of the agreement. The Company has been amortizing this expense at $8,438 per month.

Laurus has the option at any time to convert any or all of the outstanding principal and accrued and unpaid interest on the May 2004 and January 2005 Notes into shares of common stock at an initial conversion price of $1.06 or $1.17 per share, respectively. On various dates throughout fiscal 2005, Laurus converted at a price of $1.06 a total of $63,600 of the principal amount due under the May 2004 Note into 60,000 shares of the Company's common stock.

As of June 30, 2005, the Company held treasury common stock in the amount of 142,300 shares. For the fiscal years ended June 30, 2005 and 2004, there were 0 and 72,072, respectively shares of common stock added to the treasury stock.

11. INCOME TAXES

The income tax expense reconciled to the tax expense computed at the statutory rate was approximately as follows during the years ended June 30:


                                                        2005          2004
                                                     ----------    ----------
Tax benefit computed at federal statutory rate       $ (620,000)   $ (640,000)
Permanent differences                                     2,000         2,000
Valuation allowance (tax benefit of recognizing
  prior year net operating loss carryforward)        $  618,000    $  638,000
                                                     ----------    ----------
                                                     $     --      $     --
                                                     ==========    ==========

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax assets are approximately as follows at June 30:

                                                        2005          2004
                                                     ----------    ----------
Net deferred tax asset:
    Net operating loss carryforward                  $5,930,000    $4,624,000
    Research and experimentation credit                  39,000       324,000
    Impairment of technology assets                           -       162,000
    Effect of stock option variable pricing                   -        50,000
    Accrued liabilities                                  67,000        55,000
    Allowance for bad debts                                   -         8,000
    Depreciation and amortization                       (32,000)       67,000
                                                     ----------    ----------
                                                      6,004,000     5,290,000
Less valuation allowance                             (6,004,000)   (5,290,000)
                                                     ----------    ----------
                                                     $     --      $     --
                                                     ==========    ==========

At June 30, 2004, operating loss carryforwards of approximately $14 million expiring through 2024 are available to offset future taxable income. For financial reporting purposes, a valuation allowance of approximately $6,004,000 has been recognized to offset the deferred tax asset due to the uncertainty of future utilization of net operating loss carryforwards and realization of other deferred tax assets. For the fiscal years ended June 30, 2005 and 2004, the valuation allowance was increased by approximately $618,000 and $638,000, respectively.

Internal Revenue Code Section 382 places a limitation on the amount of taxable income that can be offset by carryforwards after a change in control (generally greater than 50% change in ownership). As a result of these provisions, utilization of the NOL and credit carryforwards may be limited.

12. STOCK OPTION PLAN

1996 STOCK INCENTIVE PLAN

The Company has a Stock Incentive Plan (the "Plan") with 1,800,000 shares of common stock reserved for issuance under this Plan. Options granted under the Plan may be either incentive stock options within the meaning of Section 422(b) of the Internal Revenue Code, or nonqualified options. The Company may also award stock appreciation rights, restricted stock, performance shares, loans or tax offset payments. The option price of each incentive stock option granted shall not be less than the fair value of the underlying common stock, and will expire no later than ten years following the date of grant. With respect to nonqualified options, the exercise price and term will be determined at the discretion of the Board. However, the exercise price will not be less than 85% of the fair value of the underlying stock, and the term will not exceed a period of ten years. The options generally vest over a range of immediately to five years. As of June 30, 2005, 583,891 shares of common stock remained available for future grant under the Plan.

On May 3, 2002, the Company's board of directors voted to reduce the exercise price of all then outstanding options to $0.06 per share. No initial expense was recognized on this repricing, as the new exercise price equaled the market value of the Company's stock on that date. For the periods ended June 30, 2005 and 2004, in accordance with accounting for options under variable pricing rules, the Company recognized approximately $3,352 and $35,000, respectively, in compensation income representing the decrease in the market price of the Company's common shares to $0.94 and $1.03 per share, as well as the reduction of 3,327 in the number of outstanding options due to either expiration or exercise. As long as any of the repriced options remains outstanding, the Company will recognize compensation expense in the future for all outstanding repriced stock options if the market value of the common stock increases, and will recognize income if the market value decreases.

The following is a summary of the activity in the Plan for the years ended June 30, 2005 and 2004:

                                                    Shares Under Option
                                             -----------------------------------
                                                         Weighted      Weighted
                                                          Average      Average
                                                         Exercise        Fair
                                               Number      Price       Value of
                                                 Of         per        Options
                                               Shares      share       Granted
                                             -----------------------------------

Options outstanding at June 30, 2003           281,111        0.35

     Granted                                 1,086,340        0.81      $ 0.81
     Exercised                                 (31,664)       0.06
     Terminated                                          $    0.06
                                             ---------   ---------
                                               (54,391)
Options outstanding at June 30, 2004         1,281,396   $    0.77

     Granted                                   253,000        1.01      $ 1.01
     Exercised                                 (10,017)       0.81
     Terminated                               (148,270)  $    0.79
                                             ---------   ---------
Options outstanding at June 30, 2005         1,376,109   $    0.81
                                             =========   =========

The weighted average contractual life remaining of options outstanding at June 30, 2005 is approximately 8.6 years.

As of June 30, 2005, outstanding options had exercise periods which expired over the following time periods:

                                                Weighted Average
                                                 Remaining Life     Number
         Exercise Price    Number Outstanding      (in years)     Exercisable
         --------------    ------------------      ----------     -----------
         $0.06                    7,902                0.2            7,902
         $0.51                  183,917                7.2          183,917
         $0.70                    3,000                9.2            3,000
         $0.8075                 60,761                8.4           60,761
         $0.81                  855,529                8.6          550,544
         $0.90                    6,000                8.7            6,000
         $0.96                   90,000                9.5           90,000
         $1.01                    3,000                9.0            3,000
         $1.04                  160,000               10.0            4,444
         $1.75                    6,000                8.4            6,000
                             ----------              -----         --------
                              1,376,109                8.6          915,567
                             ==========              =====         ========

13.  STOCK PURCHASE WARRANTS

The following is a summary of outstanding warrants as of June 30, 2005 and 2004:

                                                   Weighted Average
                                 Exercise Price     Exercise Price
                                    per Share          per Share        Number

Warrants outstanding at
 June 30, 2004                  $0.1875 - $3.00          $0.97        1,457,728
                                ---------------          -----        ---------

Warrants outstanding at
 June 30, 2005                  $0.1875 - $1.48          $1.08        3,085,713
                                ---------------          -----        ---------

In May 2005, in connection with the extension and deferral of principal payments on the $2.5 million secured convertible note and the $1.5 million secured convertible note and, the Company granted the lender a warrant to purchase up to 1,000,000 shares of common stock at an exercise price of $1.05 per share, exercisable at any time prior to May 28, 2010.

In January 2005, in connection with a $1.5 million secured convertible note, the Company granted the lender a warrant to purchase up to 326,087 shares of common stock at an exercise price of $1.37 per share, exercisable at any time prior to May 28, 2010. In addition, we issued to our broker a five-year warrant, exercisable as and to the extent that any amounts owing under the convertible note are converted into common stock, for up to 105,263 shares of common stock at an exercise price of $1.37 per share. Also in January 2005, in connection with a the deferral of principal on the $2.5 million secured convertible note, the Company granted the lender a warrant to purchase up to 200,000 shares of common stock at an exercise price of $1.48 per share, exercisable at any time prior to January 31, 2010.

In June 2004, in connection with a $2.5 million secured convertible note, the Company granted the lender a warrant to purchase up to 681,818 shares of common stock at an exercise price of $1.25 per share, exercisable at any time prior to May 28, 2009. In addition, we issued to our broker a five-year warrant, exercisable as and to the extent that any amounts owing under the convertible note are converted into common stock, for up to 181,818 shares of common stock at an exercise price of $1.25 per share.

In March 2004, in connection with a private placement of common stock, the Company granted warrants to the placement agents covering 384,600 shares of unregistered common stock at $0.60 per share.

14. COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

The Company has entered into non-cancelable operating leases for office facilities. Under these leases, the Company is responsible for its proportionate share of real estate taxes, insurance and common area maintenance costs. Rent expense was $240,575 and $256,997 for the years ended June 30, 2005 and 2004, respectively.

Future minimum lease payments are as follows:

               Year Ended June 30,
               -------------------

                     2006                       $ 225,264
                     2007                         231,192
                     2008                          78,052
                     2009                            --
                                                ---------
                                                $ 534,508

PROMISSORY NOTE TO PRIOR LANDLORD

In May 2003, the Company's prior landlord, the Company, and Saigene entered into a settlement agreement confirming amounts due the prior landlord. Under the terms of the settlement agreement, the Company and Saigene jointly and severally entered into a promissory note dated May 31, 2003 to the landlord for $320,315. In conjunction with the promissory note and settlement agreement, and to secure performance thereunder, the Company also entered into an escrow agreement, providing for 666,666 shares of the Company's common stock to be held in escrow for the benefit of the landlord. As of June 30, 2005, the balance of the promissory note was $181,670 and the Company had made payments sufficient to release 83,333 of escrow shares to the Company, which shares have been cancelled and are no longer outstanding.

15. RELATED PARTY TRANSACTIONS

CONSULTING AGREEMENTS

On August 28, 2002, the Company entered into a consulting agreement with Mr. Terry M. Giles, a former director of the Company and greater than 5% stockholder. Pursuant to the consulting agreement, the Company agreed to engage Mr. Giles as a consultant and to pay Mr. Giles compensation of $10,000 per month until the conversion of Mr. Giles shares of Series A preferred stock into common stock, and until such shares are either (a) registered pursuant to an effective registration statement, or (b) deemed tradable pursuant to Rule 144. As of June 30, 2005, accrued expenses and accounts payable included $65,000 related to this consulting agreement.

On August 28, 2002, the Company entered into a consulting agreement with Mr. Paul G. Kanan, a director and former officer of the Company. Pursuant to the consulting agreement, the Company agreed to engage Mr. Kanan as a consultant for a period of 12 months beginning September 1, 2002, and to pay Mr. Kanan $3,000 per month. The consulting arrangement was extended on a month-to-month basis for up to 12 additional months until such time as the shares of common stock held by Mr. Kanan have been registered for resale pursuant to an effective registration statement filed with the SEC. The consulting agreement was not extended beyond the additional 12 months, and expired on August 31, 2004. As of June 30, 2005, no amounts were owed to Mr. Kanan under this consulting agreement.

PACIFIC BIOMETRICS RESEARCH FOUNDATION

The Company is affiliated with Pacific Biometrics Research Foundation ("PBRF"), one of five laboratories in the CDC (Centers for Disease Control) /NHLBI sponsored Cholesterol Reference Method Laboratory Network. PBRF is organized as a non-profit organization corporation under Section 501(c)(3) of the Internal Revenue Code. The Company provides laboratory testing services, invoicing and collection services in connection with PBRF's service offerings. In consideration for this arrangement, the Company receives 85% of the revenues generated through the testing services offered by PBRF. For the fiscal years ended June 30, 2005 and 2004, the Company recorded approximately $49,720 and $37,000, respectively, in revenues related to services provided for PBRF. As of June 30, 2005 and 2004, the Company had approximately $13,940 and $9,600, respectively, in accounts receivable from PBRF.

16. RETIREMENT PLAN

The Company has a 401(k) Plan, which had fallen out of compliance with the Internal Revenue Service (the "IRS") due to prior year filing delinquencies. During fiscal 2004, the Company engaged a consultant to assist in regaining compliance through the IRS Delinquent Filer Voluntary Compliance Program (the "DFVCP") and filed the returns which had been delinquent. The Company believes that it is now in compliance with the IRS reporting regulations, and, under the DFVCP, will incur no additional material expenses associated with late filings. The Company made no matching contributions to the 401(k) Plan during fiscal 2004 or 2003. The Company reopened the 401(k) plan to employees in May 2005. As of June 30, 2005, the Company's matching expense was $5,107 and 401(k) payable balance was $24,853.

                            PACIFIC BIOMETRICS, INC.
                           CONSOLIDATED BALANCE SHEETS

                                                                                DECEMBER 31,      JUNE 30,
                                                                                ------------    ------------
                                      ASSETS                                        2005            2005
                                                                                ------------    ------------
                                                                                 (unaudited)      (audited)
                                                                                ------------    ------------
Current assets:
    Cash and cash equivalents                                                   $    477,914    $  1,438,543
    Accounts receivable, net of allowance for doubtful accounts                    2,206,159         607,867
    Prepaid expenses and other assets                                                485,203         603,464
    Deferred financing cost on secured convertible note - current portion            107,170         107,170
                                                                                ------------    ------------
          Total current assets                                                     3,276,446       2,757,044

Property and equipment, net                                                          667,588         437,436

Other assets:
    Deferred financing cost on secured convertible note - net of current
    portion                                                                          179,202         232,787
                                                                                ------------    ------------
          Total assets                                                          $  4,123,236    $  3,427,267
                                                                                ============    ============

                      LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:
    Accounts payable                                                            $    959,946    $    438,342
    Accrued liabilities                                                              720,385         846,267
    Advances from clients                                                            491,757         697,561
    Capital lease obligation - current portion                                        51,993          51,994
    Secured convertible note - current portion, net of unamortized fair value assigned to beneficial conversion feature and warrants of $0
       $0, respectively                                                              769,733          83,333
    Other notes payable - current portion                                             97,616         331,429
                                                                                ------------    ------------
          Total current liabilities                                                3,091,430       2,448,926


   Capital lease obligations - net of current portion                                 82,982         108,493
   Secured convertible note - net of current portion,
      net of unamortized fair value assigned to beneficial
      conversion feature and warrants of $2,234,738
      $2,659,284, respectively                                                       931,929       1,193,783
   Other notes payable - net of current portion                                      196,901          38,148
                                                                                ------------    ------------
          Total long-term liabilities                                              1,211,812       1,340,424
                                                                                ------------    ------------
          Total liabilities                                                        4,303,242       3,789,350
                                                                                ------------    ------------

Stockholders' deficit:
    Preferred stock, $0.01 par value, 5,000,000 shares authorized Series A preferred stock, 1,550,000 shares designated, 1,550,000 shares
    issued and outstanding, liquidation preference of $2.00 per share,                15,500          15,500
aggregating $3,100,000
    Common stock, $0.01 par value, 30,000,000 shares authorized
    issued and outstanding 12,749,746 shares and                                     305,059         304,985
13,325,705, respectively
    Additional paid-in capital                                                    25,432,944      25,430,844
    Accumulated deficit                                                          (25,932,086)    (26,111,988)
    Treasury stock                                                                    (1,423)         (1,423)
                                                                                ------------    ------------
          Total stockholders' deficit                                               (180,006)       (362,083)
                                                                                ------------    ------------
          Total liabilities and stockholders' deficit                           $  4,123,236    $  3,427,267
                                                                                ============    ============

         The accompanying condensed notes are an integral part of these consolidated financial statements.

                            PACIFIC BIOMETRICS, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)

                                                           Three Months Ended               Six Months Ended
                                                              December 31,                    December 31,
                                                      ----------------------------    ----------------------------
                                                          2005            2004            2005            2004
                                                      ------------    ------------    ------------    ------------
Revenue                                               $  3,113,248    $  1,008,755    $  4,947,690    $  1,443,496
                                                      ------------    ------------    ------------    ------------

 Laboratory expenses and cost of sales                   1,464,170         586,227       2,404,930         995,753
                                                      ------------    ------------    ------------    ------------
          Gross Profit                                   1,649,078         422,528       2,542,760         447,743

Operating expenses:
    Research and product development
                                                            11,802          37,095          21,347          43,399
    Selling, general and administrative                    837,158         596,162       1,671,140       1,275,624
                                                      ------------    ------------    ------------    ------------

Operating income (loss)                                    800,118        (210,729)        850,273        (871,280)
                                                      ------------    ------------    ------------    ------------

Other income (expense):
  Interest expense                                        (101,497)        (75,062)       (196,457)       (138,147)

  Amortization of fair value assigned to beneficial
conversion feature and warrants                           (212,273)        (66,682)       (424,546)       (139,007)

  Amortization of deferred finance costs                   (26,793)        (16,125)        (53,585)        (51,694)
  Interest income                                              455             449           1,947             540

  Other income                                               2,685           5,337           3,503           7,170
   Warrant financing cost                                   (1,232)           --            (1,232)           --
                                                      ------------    ------------    ------------    ------------
                                                          (338,655)       (152,083)       (670,370)       (321,138)

Net income (loss) before tax expense                       461,463        (362,812)        179,903      (1,192,418)
                                                      ------------    ------------    ------------    ------------
Tax expense                                                   --              --              --              --
                                                      ------------    ------------    ------------    ------------
Net income (loss)                                     $    461,463    $   (362,812)   $    179,903    $ (1,192,418)

                                                      ============    ============    ============    ============
Net income (loss) applicable to common stockholders   $    461,463    $   (362,812)   $    179,903    $ (1,192,418)
                                                      ============    ============    ============    ============

Net income (loss) per share:
  Basic earnings (loss) per share                     $       0.04    $      (0.03)   $       0.01    $      (0.10)
                                                      ============    ============    ============    ============
  Diluted earnings (loss) per share                   $       0.03    $      (0.03)   $       0.01    $      (0.10)
                                                      ============    ============    ============    ============

Weighted average common shares outstanding:
  Basic
                                                        12,749,746      12,630,217      12,748,143      12,547,852
                                                      ============    ============    ============    ============
  Diluted
                                                        16,002,531      12,630,217      16,000,928      12,547,852
                                                      ============    ============    ============    ============


         The accompanying condensed notes are an integral part of these consolidated financial statements.

                            PACIFIC BIOMETRICS, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)

                                                                                  Six months ended
                                                                                     December 31,
                                                                             --------------------------
                                                                                 2005           2004
                                                                             -----------    -----------
Cash Flows From Operating Activities:
    Net income (loss)                                                        $   179,903    $(1,192,418)
    Reconciliation of net loss to net cash provided by (used in) operating activities:
      Depreciation and amortization                                              116,253         76,764
      Amortization of fair value assigned to beneficial conversion feature
      and warrants                                                               424,546        139,007
      Amortization of deferred financing costs on secured convertible note        53,585        (48,305)
      Common Stock and APIC addition from options exercised                          548           --
      Warrants issued in conjunction with equipment financing                      1,232           --
      Compensation expense from fair value adjustment to options                     395            283
      Changes in assets and liabilities:
         Accounts receivable, net                                             (1,598,292)      (455,229)
         Prepaid expenses and other assets                                       118,260        (77,831)

         Advances from clients                                                  (205,804)       397,491
         Accounts payable                                                        489,651       (164,087)
         Accrued liabilities                                                    (125,882)       143,780
                                                                             -----------    -----------
          Net cash used in operating activities                                 (545,605)    (1,180,545)
                                                                             -----------    -----------

Cash Flows From Investing Activities:
    Purchases of capital equipment                                              (314,452)      (104,950)
                                                                             -----------    -----------
          Net cash used in investing activities                                 (314,452)      (104,950)
                                                                             -----------    -----------

Cash Flows From Financing Activities:
    Payments on notes payable                                                    (75,061)      (174,801)

    Payments on notes payable to related parties                                    --          (22,183)
    Transfer to restricted cash                                                     --             (197)
    Payments on capital lease obligations                                        (25,512)       (23,677)
                                                                             -----------    -----------
          Net cash used in financing activities                                 (100,574)      (220,858)
                                                                             -----------    -----------

Net decrease in cash and cash equivalents                                       (960,631)    (1,506,353)
Cash and cash equivalents, beginning of period                                 1,438,543      2,941,014
                                                                             -----------    -----------

Cash and cash equivalents, end of period                                     $   477,914    $ 1,434,661
                                                                             ===========    ===========

Cash paid during the period for interest                                     $   190,735    $    73,007
                                                                             ===========    ===========

Cash paid during the period for income taxes                                 $      --      $      --
                                                                             ===========    ===========



Non-Cash Investing and Financing Activities:
         Proceeds from exercise of stock options and warrants                $       474    $      --
         Shares released from escrow under restructure agreement with
         prior landlord                                                      $   542,400    $      --
         Warrants issued in conjunction with equipment financing             $     1,232    $      --
         Common stock issued upon conversion of principal on Laurus
         convertible note                                                    $      --      $    35,000
         Common stock issued as compensation of R&D costs related to Utek
         Agreement                                                           $      --      $   120,000

         The accompanying condensed notes are an integral part of these consolidated financial statements.

                            PACIFIC BIOMETRICS, INC.

        CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. ORGANIZATION AND BASIS OF PRESENTATION

Pacific Biometrics, Inc., a Delaware corporation ("PBI" or the "Company"), provides specialty central laboratory services to the pharmaceutical and diagnostics industries. The Company was incorporated in Delaware in May 1996. The Company conducts its business primarily through its wholly owned subsidiary, Pacific Biometrics, Inc., a Washington corporation ("PBI-WA"). The Company's two other wholly owned subsidiaries are PBI Technology, Inc., a Washington corporation ("PBI Tech"), and BioQuant, Inc., a Michigan corporation. All material intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements.

Unaudited interim financial statements include all adjustments such as normal recurring accruals that are, in the opinion of management, necessary for a fair statement of results of interim periods. Operating results for the three- and six-month periods ended December 31, 2005 are not necessarily indicative of the results that may be expected for any future period. The accompanying unaudited financial statements and related condensed notes should be read in conjunction with the audited financial statements and notes thereto, for its fiscal year ended June 30, 2005, as previously reported in the Company's annual report on Form 10-KSB.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NEW ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123(R), "Accounting for Stock Based Compensations" (SFAS 123R) This statement supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This statement does not change the accounting guidance for share based payment transactions with parties other than employees provided in Statement of Financial Accounting Standards No. 123(R). This statement does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans." The Company has adopted SFAS No. 123(R) and will recognize the effect for employee stock compensation during fiscal year 2006 in accordance with SFAS No. 123(R) beginning with the quarter ending March 31, 2006.

In May 2005, the Financial Accounting Standards Board, issued Statement of Financial Accounting Standards ("SFAS, No. 154"), "Accounting Changes and Error Corrections," which replaces Accounting Principles Board Opinion No. 20, "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements -- An Amendment of APB Opinion No. 28". SFAS No. 154 provides guidance on accounting for and reporting changes in accounting principle and error corrections. SFAS No. 154 requires that changes in accounting principle be applied retrospectively to prior period financial statements and is effective for fiscal years beginning after December 15, 2005. The Company does not expect SFAS No. 154 to have a material impact on its consolidated financial position, results of operations, or cash flows.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153. This statement addresses the measurement of exchanges of nonmonetary assets. The guidance in APB Opinion No. 29, "Accounting for Nonmonetary Transactions," is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that opinion; however, included certain exceptions to that principle. This statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for financial statements for fiscal years beginning after June 15, 2005. Management believes the adoption of this statement will have no impact on the financial statements of the Company.

In November 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 151, "Inventory Costs-- an amendment of ARB No. 43, Chapter 4". This statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that ". . . under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges. . . ." This statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. Management does not believe the adoption of this statement will have any immediate material impact as the Company carries no inventory.

In May 2003, the Financial Account Standards Board issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Accounting Standards no. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" (hereinafter "SFAS No. 150"). SFAS No. 150 establishes standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in statements of financial position. Previously, many of those instruments were classified as equity. The Company has determined that there was no impact from the adoption of this statement.

STOCK-BASED COMPENSATION

The Company applies APB Opinion 25, "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES," and related interpretations in accounting for its stock-based employee compensation plan. The Company has adopted the disclosure-only provisions of SFAS No. 123, "ACCOUNTING FOR STOCK-BASED COMPENSATION." For the three- and six-month periods ended December 31, 2005, the Company granted 0 and 285,000, respectively, of incentive-based stock options under incentive compensation plans. Had compensation cost been determined based on the fair value of stock options granted in a manner consistent with the method promulgated by SFAS No. 123, the Company's net loss and loss per share would have been changed to the pro forma amounts below for the three- and six-month periods ended December 31:


                                  Three months                Six months
                                ended December 31,         ended December 31,
                                2005         2004         2005           2004
                             ----------------------    ------------------------

Net income (loss) as
 reported                    $ 461,463    $(362,812)   $ 179,903    $(1,192,418)

Add: Total stock-based
     employee compensation
     awards, net of related
     tax benefit                  --        (84,596)      (9,900)       (86,647)
                             ---------    ---------    ---------    -----------

Pro forma net income (loss)  $ 461,463    $(447,408)   $ 170,003    $(1,279,065)
                             =========    =========    =========    ===========


Net loss per share:
  Basic - as reported          $0.04        $(0.04)      $0.01         $(0.10)
                               =====        ======       =====         ======

  Diluted - as reported        $0.03        $(0.04)      $0.01         $(0.10)
                               =====        ======       =====         ======

  Basic - pro forma            $0.04        $(0.04)      $0.01         $(0.10)
                               =====        ======       =====         ======

  Diluted - pro forma          $0.03        $(0.04)      $0.01         $(0.10)
                               =====        ======       =====         ======

To estimate compensation expense, the Company uses the Black-Scholes option-pricing model and assumptions deemed reasonable by management. The options are valued as of the date of grant. The following assumptions were used to compute the fair value of option grants for the three-month periods ended December 31:

                                         2005         2004
        --------------------------- ------------- ------------
        Expected volatility             87.86%       141.05%
        --------------------------- ------------- ------------
        Expected dividend yield          0.00%        0.00%
        --------------------------- ------------- ------------
        Risk-free interest rate          4.39%        4.16%
        --------------------------- ------------- ------------
        Expected life                  10 years     10 years
        --------------------------- ------------- ------------

BENEFICIAL CONVERSION FEATURE

In accordance with Financial Accounting Standards Board (FASB) Emerging Issues Task Force Issue (EITF) No. 98-5 and FASB EITF No. 00-27, using the relative fair value method of Accounting Principles Board Opinion 14 ("APB 14"), the Company recorded a beneficial conversion feature (BCF) related to the issuance of convertible debt that has conversion features at fixed rates that were in-the-money when issued and recorded the value allocated to warrants issued with those instruments. The BCF for the convertible debt and for the value allocated to warrants are measured and recognized by allocating a portion of the proceeds to additional paid-in capital with an offset to the discount on the convertible debt.

For convertible debt and related warrants, the recorded discount is amortized as interest expense using the straight line interest method over the life of the debt.

EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share is based upon the weighted average number of common shares outstanding. Diluted earnings per share is computed on the basis of the weighted average number of common shares outstanding plus the effect of outstanding in-the-money stock options that have vested or will vest within 60 days of December 31, 2005 (or March 1, 2006) and in-the-money warrants using the "treasury stock" method and the effect of preferred stock on an as-converted basis. Diluted loss per share is computed on the basis of the weighted average number of common shares outstanding and does not include the effect of dilution from outstanding in-the-money stock options that have vested or will vest within 60 days of December 31, 2005 and in-the-money warrants using the "treasury stock" method and the effect of preferred stock on an as-converted basis. All per share calculations exclude treasury shares and shares held in trust as security for a note payable.

Due to the Company's net earnings for the three- and six-month periods ended December 31, 2005, common stock equivalents related to the Company's: a) in-the-money, vested options, b) in-the-money warrants, and c) convertible preferred stock were used in the computation of diluted earnings per share. Due to the Company's net loss per share for the three- and six-month periods ended December 31, 2004, the Company's common stock equivalents were not used because the effect would be anti-dilutive. As of December 31, 2005, the Company's common stock equivalents included: a) in-the-money, vested options to purchase 1,145,391 shares of common stock; b) in-the-money warrants to purchase 1,590,727 shares of common stock; and c) 1,550,000 shares of Series A preferred stock convertible into 516,667 shares of common stock. As of December 31, 2004, the Company's common stock equivalents included: a) in-the-money, vested options to purchase 727,454 shares of common stock; b) in-the-money warrants to purchase 590,727 shares of common stock; and c) 1,550,000 shares of Series A preferred stock convertible into 516,667 shares of common stock.

Components of basic and diluted earnings (loss) per share were as follows for the three- and six-month periods ended December 31:

                                       Three months ended             Six months ended
                                          December 31,                   December 31,
                                       2005          2004            2005           2004
                                    ----------    ----------      ----------    -----------
Net income (loss) (A)               $  461,463    $ (362,812)     $  179,903    $(1,192,418)

Net income (loss) applicable
 to common stockholders (B)         $  461,463    $ (362,812)     $  179,903    $ (695,621)
                                    ==========    ==========      ==========    ==========

Weighted average number of
 outstanding shares of common
 stock (C)                          12,749,746    12,630,217      12,748,143    12,547,852
                                    ==========    ==========      ==========    ==========

Weighted average number of
 outstanding shares of common
 stock and common stock
 equivalents (D)                    16,002,531    12,630,217      16,000,928    12,547,852
                                    ==========    ==========      ==========    ==========

Income (loss) per share:
         Basic (B/C)                $     0.04    $    (0.03)     $     0.01    $    (0.10)
                                    ==========    ==========      ==========    ==========
         Diluted (A/D)              $     0.03    $    (0.03)     $     0.01    $    (0.10)
                                    ==========    ==========      ==========    ==========

DEFERRED FINANCE COSTS

In conjunction with the Company's $2.5 million and $1.5 million secured convertible note financings that closed on May 28, 2004 and January 31, 2005, respectively with Laurus Master Fund, Ltd., a New York City based investment fund ("Laurus"), the Company paid various fees and expenses totaling $461,500, which are being amortized to other expenses at the rate of $26,793 per quarter over the 48-month life of the notes. As of December 31, 2005 and 2004, there were unamortized balances of $286,372 and $236,431, respectively.

3. GOING CONCERN AND MANAGEMENT'S PLANS

The Company had net income for the three- and six-month periods ended December 31, 2005 and net losses for the fiscal year ended June 30, 2005. The Company has historically experienced recurring losses from operations and has had cash flow shortages. While the Company currently has a positive working capital position of $185,016 at December 31, 2005, it had significant amounts of debt, including two secured convertible notes and other notes payable of $1,996,179 and other liabilities of $2,307,063 and stockholders' deficit of $180,006. If the beneficial conversion feature of the secured convertible note of $2,234,738 were included, total liabilities at December 31, 2005 would equal $6,537,980 and stockholders' deficit would be $180,006. Historically, the Company has had deficiencies in working capital and stockholders' equity and has had significant amounts of current and past due debt and payables. These matters raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

On a going forward basis, the Company's strategy is to meet the needs for outsourcing by pharmaceutical, biotechnology, and diagnostic companies and other central laboratories, and to assist in enhancing the drug and diagnostic development processes by developing and delivering innovative services that apply science and technology in the provision of high quality service within the Company's areas of specialty.

The Company's primary business strategy is to continue its focus on providing high quality specialty central laboratory services in its core areas, including cardiovascular disease, metabolic diseases and bone and joint diseases. The Company is pursuing other strategies identified below to further its business. Because of the significant expense associated with some of these strategies, the Company may not pursue some of these strategies unless its revenue increases significantly or it is able to raise equity or debt financing to adequately fund these strategies. There can be no assurance that the Company will pursue any or all of the strategies below or, if pursued, that any of such strategies will be successful.

LABORATORY AUTOMATION, INFORMATION TECHNOLOGY AND BACK-UP SYSTEMS

The Company is currently focusing a significant proportion of its capital expenditures and investments in laboratory automation, information technology systems and back-up systems. During the fourth quarter of fiscal 2005 and the first half of fiscal 2006, the Company invested in its laboratory information system, including the initial stages of the implementation of the ClinAxys II Laboratory Information System. The installation of this new system should streamline and improve the Company's project and data management capabilities. Throughout fiscal 2006, the Company anticipates it will continue to invest in the improvement of its information systems and the Company believes capital improvements in these areas are important to meet the changing demands of drug development by improving and facilitating its data reporting, testing capacity and the overall service to and communications with its clients.

In fiscal 2006, to provide the Company's clients with the confidence that it can minimize the impact of local power outages, it anticipates investing in redundant or back-up systems. In fiscal 2005 the Company acquired and during the first quarter of 2006 has begun the use of a back-up electrical generator. In addition, the Company anticipates adding redundant or back-up CO2 systems for its individual freezers to protect samples stored in those freezers.

DIVERSIFY CLIENT BASE

Another of the Company's goals is to continue to diversify its client base. In fiscal 2005, the Company adopted a new corporate visual identity and is integrating this with all of its marketing efforts and advertising. The Company has also increased its visibility at industry trade shows and in industry publications through print advertisements and publicity campaigns.

INCREASE SPECIALTY AREAS

In addition to its core specialties of cardiovascular disease and bone and joint diseases, the Company's goal is to further expand its specialty laboratory expertise within related areas where it believes it has a competitive advantage of existing in-depth expertise. These areas include diabetes, obesity, metabolic syndrome, rheumatoid and osteoarthritis, inflammatory diseases and certain aspects of oncology.

CREATE GLOBAL CENTRAL LABORATORY

The Company believes that in the central laboratory services business it is important to provide a broad geographic base as most clinical drug development programs are global. Through partnering with a major central laboratory with a large established client base and existing infrastructure for managing clinical studies globally, the Company believes that it can compete with other central laboratories that have offices, monitoring sites and laboratories in many countries around the globe. This partnership will provide the unique advantage of combining both scope and depth in quality specialty testing service. In fiscal 2005, the Company entered into a joint marketing arrangement with Quintiles Transnational and in fiscal 2006 the Company expects to build on this relationship by expanding joint business development efforts and implementing operational integration in certain areas that will lead to streamlined services.

ACQUISITIONS AND STRATEGIC RELATIONSHIPS

The Company's clients and its competitors have experienced significant consolidation over the last several years and the Company expects that trend to continue. The uncertainty caused by the consolidation trend may result in other companies in the industry seeking to form strategic relationships or joint ventures or to be acquired in order to stay competitive. This may make it possible for the Company to make strategic acquisitions that are complementary to its existing services and that expand its ability to serve its clients. The Company is also exploring other strategic alternatives for its business and operations, which may include joint ventures, co-marketing relationships, or other strategic relationships especially with diagnostic companies with emerging or proprietary technologies. Additionally, the Company will evaluate, as appropriate, any potential business combinations involving the Company as a whole, or involving a portion of its assets.

Even after the aforementioned steps, the Company still has a significant amount of debt that needs to be serviced, as well as fluctuating revenues. The Company will continue to review its operating and financial requirements and attempt to reduce and service outstanding debt with cash generated from its operations, with stock, and/or from the sale or licensing of its technology assets. Management believes that these funding and debt reduction efforts will succeed. Nevertheless, the Company may not be successful in these efforts and may have to seek protection from creditors under the bankruptcy laws.

These financial statements have been prepared on a going concern basis and no potential adjustments have been recorded that may be required as a result of a potential inability to continue as a going concern.

4. CONCENTRATION OF CREDIT RISK

The largest client in the quarter ended December 31, 2005 individually accounted for approximately 35% and 38% of the Company's total revenue in quarters ended December 31, 2005 and 2004, respectively. The largest client for the six months ended December 31, 2005 individually accounted for approximately 35% and 33% of the Company's total revenue for the six months ended December 31, 2005 and 2004, respectively. Revenue from the Company's five largest clients represented approximately 82% and 79% of total revenue in the quarters ended December 31, 2005 and 2004, respectively. Revenue from the Company's five largest clients, which are large, multi-national pharmaceutical firms and global central laboratories, represented approximately 75% and 66% of total revenue for the six months ended December 31, 2005 and 2004, respectively. As of December 31, 2005 and 2004, respectively, approximately 52% and 42% of the Company's accounts receivable balance was from the two largest clients at that time. Management believes that all of these accounts are collectable.

The Company maintains its cash in two commercial accounts at major financial institutions. Although the financial institutions are considered creditworthy and have not experienced any losses on their deposits, at December 31, 2005, the Company's cash balance exceeded Federal Deposit Insurance Corporation (FDIC) limits by $377,914

5. RELATED PARTY TRANSACTIONS

There have been no related party transactions during the first or second quarters of fiscal 2006. In fiscal 2005, during the six months ended December 31, 2004, the Company purchased certain computer equipment and other furniture and equipment from Saigene Corporation, a related party. The property and equipment was valued at $73,585 and the Company paid $15,000 in cash and recorded an account payable to Saigene of $58,585. The Company also entered into an office sharing agreement for Saigene to use some of the Company's office space. For each month of that office-sharing agreement, the $58,585 payable to Saigene was reduced at a (non-cash) rate of $1,540 per month. At June 30, 2005 the balance due to Saigene was $0.

6. EQUIPMENT FINANCING

On November 3, 2005, the Company entered into a Loan and Security Agreement with Franklin Funding, Inc., providing for a non-revolving line of credit of up to $500,000 for equipment financing collateralized by the equipment. In connection with the Loan and Security Agreement, the Company agreed to grant to Franklin Funding stock purchase warrants to purchase up to 50,000 shares of the Company's common stock, in increments of 5,000 shares, for each $50,000 borrowed, each with an exercise price determined as of the respective date of borrowing and expiration date of 10 years. Through December 31, 2005, the Company has borrowed $250,000 under this equipment line of credit and issued to Franklin Funding warrants to purchase 25,000 shares, at an exercise price of $1.17 per share. As of December 31, 2005, the Company had not received $50,000 borrowed under this equipment line of credit As of December 31, 2005, the Company recognized expenses of $1,232 related to the grant of the warrants.

7. SUBSEQUENT EVENTS

During January 2006, the Company borrowed an additional $100,000 from Franklin Funding in January 2006 and issued an additional 10,000 warrants to Franklin Funding per the terms of the loan and security agreement.

During January 2006 Laurus converted an additional $53,000 of the principal amount due on the 2004 Note into 50,000 shares and through February 10, 2006, Laurus converted an additional $63,600 of the principal amount due on the 2004
Note into 60,000 shares of the Company's common stock, leaving a remaining principal balance on the 2004 Note of $2,319,800. No amounts of the 2005 Note have been converted, and through February 10, 2006, the remaining principal balance on the 2005 Note is $1,500,000.

NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS TO WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS.

                                ----------------

                                TABLE OF CONTENTS
                                                                       Page
Prospectus Summary.................................................      2
Risk Factors.......................................................      4
Cautionary Notice Regarding Forward-Looking Statements.............     14
Use of Proceeds....................................................     15
Dilution...........................................................     15
Selling Security Holders...........................................     16
Plan of Distribution...............................................     18
Market for Common Equity and Related Stockholder Matters...........     20
Management's Discussion and Analysis of Financial Condition and
 Results of Operations.............................................     21
Business...........................................................     34
Management.........................................................     45
Executive Compensation.............................................     49
Certain Relationships and Related Transactions.....................     51
Principal Stockholders.............................................     52
Description of Securities..........................................     53
Legal Matters......................................................     56
Experts............................................................     56
Changes in Independent Registered Public Accounting Firms..........     57
Where You Can Find More Information................................     57
Index to Financial Statements......................................    F-1

                                ----------------

UNTIL ________, 2006, ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF THE DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                6,157,892 SHARES


                            PACIFIC BIOMETRICS, INC.


                                  COMMON STOCK












                                ----------------

                                   PROSPECTUS

                                ----------------















                                __________, 2006

                 PART II. INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 24: INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law authorizes a corporation to indemnify its directors, officers, employees or other agents in terms sufficiently broad to permit indemnification (including reimbursement for expenses incurred) under certain circumstances for liabilities arising under the Securities Act of 1933. Our Certificate of Incorporation and Bylaws contain provisions intended to indemnify officers and directors against liability to the fullest extent permitted by Delaware law. The following discussion of our Certificate of Incorporation and Bylaws is not intended to be exhaustive and is qualified in its entirety by reference to the actual text of our Certificate of Incorporation and Bylaws.

Our certificate of incorporation, as amended, contains a provision permitted by Delaware law which eliminates the personal liability of our directors for monetary damages for breach or alleged breach of their fiduciary duty of care which arises under state law. Although this does not change the directors' duty of care, it limits legal remedies which are available for breach of that duty to equitable remedies, such as an injunction or rescission. This provision of our certificate of incorporation has no effect on directors' liability for: (1) breach of the directors' duty of loyalty; (2) acts or omissions not in good faith or involving intentional misconduct or known violations of law; and (3) approval of any transactions from which the directors derive an improper personal benefit.

Our bylaws contain a provision that provides for the indemnification of any individual who was, is, or is threatened to be made a party, by reason of the fact that the individual is a director or officer of ours or serves in a similar role, to any pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative. Pursuant to this provision, the individual is indemnified against all expenses, liability and loss actually and reasonably incurred to the extent such individual is not otherwise indemnified and to the extent such indemnification is permitted by law.

We also maintain directors' and officers' reimbursement and liability insurance pursuant to standard form policies, insuring our directors and officers against certain liabilities for certain acts or omissions while acting in their official capacity, including liability under the Securities Act of 1933, as amended.

Insofar as indemnification for liabilities arising under the Securities Act may be allowed to our directors, officers and controlling persons under the forgoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.


ITEM 25:  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following is an itemized statement of the estimated cost and expenses payable by us in connection with the offering for the securities included in this registration statement:


         Securities and Exchange Commission filing fee..........      $    950
         Blue sky fees and expenses.............................         1,000
         Accounting fees and expenses...........................         5,000
         Legal fees and expenses................................         5,000
         Miscellaneous expenses.................................         1,000
              Total.............................................      $ 12,950

ITEM 26: RECENT SALES OF UNREGISTERED SECURITIES

We sold the following securities in the past three years in transactions not registered under the Securities Act of 1933:

o In August 2003, we entered into a Loan and Security Agreement with Franklin Funding, Inc., pursuant to which we borrowed $250,000. In connection with the Loan and Security Agreement, we agreed to grant to Franklin Funding stock purchase warrants to purchase up to 25,000 shares of our common stock, in increments of 5,000 shares, for each $50,000 borrowed, each with an exercise price determined as of the respective date of borrowing. Accordingly, we granted to Franklin Funding warrants to purchase 25,000 shares, consisting of warrants for 5,000 shares at $1.10 per share, 5,000 shares at $1.00 per share, 10,000 shares at $0.95 per share, and 5,000 shares at $0.85 per share. The warrants were issued in reliance on the statutory exemption from registration provided by Section 4(2) of the Securities Act.

o From March 2003 through July 31, 2003, we conducted a private placement for the sale and issuance of up to 1,666,667 shares of our Series B preferred stock at a purchase price of $3.00 per share. The Series B preferred stock is convertible, at the election of the holder, on a one-for-one basis into our common stock. In connection with the private offering, we engaged Joseph Carl Securities, Inc. as placement agent to offer the Series B preferred stock on a best-efforts basis. As compensation for the placement agent's services, we paid the placement agent a cash commission of 8% and a non-accountable expense allowance of 2% of the dollar amount of Series B preferred stock sold. In addition, we agreed to issue to the placement agent one common stock purchase warrant at an exercise price of $3.00 per share, expiring January 31, 2005, for each 10 shares of Series B preferred stock sold in the offering. As of termination of the private placement in July 2003, we had sold 33,666.66 shares of Series B preferred stock for total net proceeds of $72,920, entitling the placement agent to receive 3,366 warrants pursuant to the terms of the offering. The shares and warrants were sold and issued solely to accredited investors in reliance on the exemption from registration provided by Rule 506 of Regulation D under the Securities Act.

o Effective May 31, 2003, we entered into a settlement agreement with our prior landlord in California relating to certain defaults on two prior promissory notes in the aggregate principal amount of approximately $365,000. As settlement for the prior obligations, we entered into a new promissory note with the landlord in the principal amount of $320,315 and issued to the landlord 16,667 shares of our common stock. The promissory note carries an interest rate of 10% per annum, and was paid in full in July 2005. As partial security for repayment of the note, we issued a total of 666,666 shares of our common stock into an escrow account, all of which were released back to us for cancellation upon payment in full of the promissory note. The shares were issued in reliance on the statutory exemption from registration provided by Section 4(2) of the Securities Act. As of July 30, 2005, all interest and principal amounts had been paid in full and the 583,333 shares of common stock remaining in escrow as of that date have been returned to us for cancellation.

o In November 2003, we initiated a best-efforts private placement of unregistered common stock through registered broker-dealers for the sale of up to 3,000,000 shares of common stock at a purchase price of $0.50 per share, with up to a 10% overallotment option. In connection with the private placement, we engaged Source Capital Group, Inc. and Basic Investors, Inc. as non-exclusive placement agents to offer the common stock on a best-efforts basis. As compensation for the placement agents' services, we agreed to pay aggregate cash commissions of 10% of the gross proceeds received and to issue stock purchase warrants to purchase one share of common stock for each 10 shares of common stock sold. The warrants have an exercise price of $0.60 per share and expire on December 31, 2006. In January 2004, our Board of Directors approved an increase in the size of the private placement to up to 4,000,000 shares. The private placement closed in early March 2004, and we received gross proceeds of $1,923,000 from the sale of a total of 3,846,000 shares, and recorded aggregate commissions of $192,300 and warrants covering 384,600 shares of unregistered common stock at $0.60 per share, expiring December 31, 2006. The private placement shares were offered and sold solely to accredited investors in reliance on the exemption from registration provided by Rule 506 of Regulation D under the Securities Act.

o Effective May 28, 2004, we issued to Laurus Master Fund, Ltd. a $2.5 million secured convertible note with a term of three years, and a warrant to purchase up to 681,818 shares of common stock at an exercise price of $1.25, exercisable at any time prior to May 28, 2011. The note is convertible into shares of our common stock at an initial conversion price of $1.06 per share. The conversion price is subject to certain anti-dilution adjustments, including if we issue convertible or equity securities (subject to certain exceptions) at a price less than the conversion price. We registered for resale the shares of common stock issuable upon conversion of the note and upon exercise of the warrant. The note and warrant were offered and sold in reliance on the exemption from registration provided by Rule 506 of Regulation D under the Securities Act. At closing, we paid cash commissions of $75,000 to our broker, Source Capital Group, Inc.; in addition, for any amounts of the outstanding principal and accrued and unpaid interest owing on the note that are converted into shares of our common stock, we are also obligated to pay our broker additional placement agent fees of 4% of the amount being converted, for maximum additional fees of up to $100,000. In addition, we issued to our broker a five-year warrant, exercisable as and to the extent that any amounts owing under the Laurus note are converted into common stock, for up to 181,818 shares of common stock at an exercise price of $1.25 per share.

o In May 2004, we offered to our three holders of Series B preferred stock the opportunity to voluntarily convert all of their shares of Series B preferred stock, and all accrued and unpaid dividends thereon through May 31, 2004 (approximately $3,295), into shares of common stock. The conversion ratio was 3 shares of common stock for one share of Series B preferred stock, plus 1 share of common stock for each $1 in accrued and unpaid dividends. In June 2004, all three preferred holders accepted our conversion offer and canceled their shares of Series B preferred stock and accrued and unpaid dividends, and we issued a total of 104,294 shares of common stock upon such conversion, and there are no shares of Series B preferred stock issued and outstanding. The shares of common stock were issued in reliance on the statutory exemption from registration provided by
     Section 4(2) of the Securities Act.

o Effective September 30, 2004, we signed an engagement agreement with Utek Corporation to identify one or more licensing, royalty or asset sale opportunities for some or all of the technology assets held in our subsidiary, PBI Technology, Inc. We issued to Utek a minimum of 129,730 unregistered shares of common stock as compensation, with 1/12th of the shares (10,810 shares) vesting each month during the term of the Agreement. Upon termination of the agreement in June 2005, 91,885 shares had vested and the remaining 37,845 shares were returned to us for cancellation. The shares were issued in reliance on the statutory exemption from registration provided by Section 4(2) of the Securities Act.

o Effective January 31, 2005, we issued to Laurus Master Fund, Ltd. a $2.5 million secured convertible note with a term of three years, and a warrant to purchase up to 326,087 shares of common stock at an exercise price of $1.37 per share exercisable at any time prior to January 31, 2010. The note is convertible into shares of our common stock at an initial conversion price of $1.17 per share. The conversion price is subject to certain anti-dilution adjustments, including if we issue convertible or equity securities (subject to certain exceptions) at a price less than the conversion price. We registered for resale the shares of common stock issuable upon conversion of the note and upon exercise of the warrant. The note and warrant were offered and sold in reliance on the exemption from registration provided by Rule 506 of Regulation D under the Securities Act. In connection with the January 31, 2005 closing, we paid cash commissions of $45,000 to our broker, Source Capital Group, Inc.; in addition, for any amounts of the outstanding principal and accrued and unpaid interest owing on the note that are converted into shares of our common stock, we are also obligated to pay our broker additional placement agent fees of 4% of the amount being converted, for maximum additional fees of up to $60,000. In addition, we issued to our broker a five-year warrant, exercisable as and to the extent that amounts owing under the Laurus 2005 Note are converted into common stock, for up to 105,263 shares of common stock at an exercise price of $1.37 per share.

o On January 31, 2005, we granted to Laurus Master Fund, Ltd. a warrant to purchase up to 200,000 shares of common stock at an exercise price of $1.48 per share, in consideration for six-month principal payment deferral on the 2004 Note. The warrant expires on January 31, 2009. The warrant was offered and sold in reliance on the statutory exemption from registration provided by Section 4(2) of the Securities Act.

o Effective January 31, 2005, we signed an agreement with The Investor Resource Group (IRG) to provide certain investor relations services to us. Pursuant to the terms of the agreement, we issued a total of 125,000 shares of common stock to two principals of IRG. The shares of common stock were issued in reliance on the statutory exemption from registration provided by
     Section 4(2) of the Securities Act.

o On May 6, 2005, we granted to Laurus Master Fund, Ltd. a warrant to purchase up to 1,000,000 shares of common stock at an exercise price of $1.05 per share, in consideration for amending the terms of the 2004 Note and the 2005 Note, to provide for a twelve-month deferral and extension of both. The warrant expires on May 6, 2010. The warrant was offered and sold in reliance on the statutory exemption from registration provided by
     Section 4(2) of the Securities Act.

o On November 3, 2005, we entered into a Loan and Security Agreement with Franklin Funding, Inc., providing us a line of credit of up to $500,000 for equipment financing. In connection with the Loan and Security Agreement, we agreed to grant to Franklin Funding stock purchase warrants to purchase up to 50,000 shares of our common stock, in increments of 5,000 shares, for each $50,000 borrowed, each with an exercise price determined as of the respective date of borrowing. Through March 31, 2006, we have issued to Franklin Funding warrants to purchase 35,000 shares, at an exercise price of $1.17 per share. The warrants were issued in reliance on the statutory exemption from registration provided by Section 4(2) of the Securities Act.

o In March 2006, we initiated a best-efforts private placement of unregistered common stock and warrants for the sale of up to $5,000,000, with up to a 10% over-allotment option. We closed on approximately $3.8 million in the private placement in early March 2006, and we closed on an additional $500,000 in early April 2006, for total gross proceeds of approximately $4.3 million. The shares and stock purchase warrants were sold together as detachable units, based on a price of $1.35 per share. The stock purchase warrants have an exercise price of $1.60 per share, are exercisable beginning September 8, 2006 and have a 5-1/2 year term, expiring September 8, 2011. The private placement resulted in the sale and issuance to the investors a total of 3,185,231 shares of common stock and warrants to purchase an additional 955,566 shares of common stock. The private placement shares and warrants were offered and sold solely to accredited investors in reliance on the exemption from registration provided by Rule 506 of Regulation D under the Securities Act. In connection with the private placement, we engaged Midtown Partners & Co., LLC as our exclusive placement agent to offer the securities on a best-efforts basis. As compensation for the placement agent's services, we agreed to pay to Midtown (a) cash commissions of 8% of the gross proceeds received, (b) stock purchase warrants to purchase shares of common stock equal to 8% of the total number of shares of common stock sold, and (c) legal fees and due diligence fees of $15,000. We issued to the placement agent warrants to purchase 225,188 shares, and recorded aggregate commissions of approximately $304,000. The placement agent warrants have an exercise price of $1.60 per share, are exercisable beginning September 8, 2006 and have a 7-year term, expiring March 8, 2013.


ITEM 27: EXHIBITS

 EXHIBIT
   NO.                                              DESCRIPTION
---------           ------------------------------------------------------------------------------------------------
   3.1       (1)    Amended and Restated Certificate of Incorporation of the Company, as amended - includes
                    (a) Amended and Restated Certificate of Incorporation dated July 9, 1996, (b) Certificate of
                    Amendment to Certificate of Designation for Series A Convertible Preferred Stock, dated as of
                    August 28, 2002, (c) Certificate of Amendment to Restated Certificate of Incorporation, dated
                    February 14, 2003, and (d) Certificate of Designation for Series B Convertible Preferred
                    Stock, dated as of March 6, 2003
   3.2       (2)    Amended and Restated By-Laws of the Company
   4.1       (2)    Specimen Stock Certificate
   5.1       **     Opinion of Cairncross & Hempelmann, P.S.
  10.1A      (4)    1996 Stock Incentive Plan, as amended
  10.1B      (12)   Form of stock option agreement (for employees and officers) under 1996 Stock Incentive Plan
  10.1C      (12)   Form of stock option agreement (for directors) under 1996 Stock Incentive Plan
  10.2       (16)   Executive Employment Agreement, dated June 1, 2005, between Pacific Biometrics, Inc. and
                    Ronald R. Helm
  10.3 ++    (13)   Employment Agreement, dated October 1, 2004, by and between the Company and Dr. Elizabeth Leary
  10.4       (13)   Agreement with Chicago Partners, LLC dated November 5, 2004 re Michael L. Hartzmark

  10.5       (7)    Consulting Agreement, dated as of August 28, 2002, between Terry M. Giles and the Company
  10.6       (5)    Office Lease, dated April 23, 1997, between Tom Kane and Elsa Kane and the Company
  10.7       (6)    Asset Purchase Agreement, dated as of June 27, 2002, among the Company, PBI-WA and Saigene
                    Corporation
  10.8       (7)    Amendment Number One to Asset Purchase Agreement, dated as of August 28, 2002, among the
                    Company, Saigene Corporation, and PBI-WA
  10.9       (4)    Option Agreement, dated August 28, 2002, between the Company and Saigene Corporation
  10.10      (11)   Common Stock Purchase Warrant issued by the Company in favor of Source Capital Group, Inc.
  10.11      (8)    Amended and Restated Financing Agreement, dated as of October 1, 2002, among the Company,
                    Transamerica Technology Finance Corporation, successor in interest to Transamerica Business
                    Credit Corporation, and Saigene Corporation
  10.12      (8)    Restructure Agreement, dated as of October 1, 2002, among the Company, Transamerica Technology
                    Finance Corporation, successor in interest to Transamerica Business Credit Corporation, and
                    Saigene Corporation
  10.13      (8)    Amendment to Warrant Agreements, dated as of October 1, 2002, among the Company, Transamerica
                    Technology Finance Corporation, successor in interest to Transamerica Business Credit
                    Corporation, and Saigene Corporation
  10.14      (8)    Promissory Note, dated as of October 1, 2002, in the principal amount of $245,000 in favor of
                    Transamerica Technology Finance Corporation
  10.15      (8)    Investment Agreement, dated as of December 19, 2002, between Saigene Corporation and the
                    Company
  10.16A     (4)    Loan and Security Agreement, dated August 5, 2003, between the Company and Franklin Funding,
                    Inc.
  10.16B     (17)   Loan and Security Agreement, dated November 3, 2005, between the Company and Franklin Funding,
                    Inc.
  10.17      (9)    Securities Purchase Agreement, dated May 28, 2004 between the Company and Laurus Master Fund,
                    Ltd.
  10.18      (9)    $2.5 Million Secured Convertible Term Note, dated May 28, 2004, made by the Company in favor of Laurus Master Fund, Ltd.
  10.19      (9)    Master Security Agreement dated May 28, 2004, among the Company, BioQuant, Inc., Pacific
                    Biometrics, Inc., a Washington corporation, PBI Technology, Inc., and Laurus Master Fund, Ltd.
  10.20      (9)    Registration Rights Agreement, dated May 28, 2004, between the Company and Laurus Master Fund,
                    Ltd.
  10.21      (9)    Common Stock Purchase Warrant, dated May 28, 2004, issued by the Company in favor of Laurus
                    Master Fund, Ltd. for 681,818 shares of common stock.
  10.22      (9)    Subsidiary Guaranty dated May 28, 2004, among Pacific Biometrics, Inc., a Washington corporation, BioQuant, Inc., and PBI Technology, Inc.
  10.23      (9)    Stock Pledge Agreement dated May 28, 2004, between the Company and Laurus Master Fund, Ltd.
  10.24      (14)   Amendment No. 1 and Waiver, dated January 31, 2005, between the Company and Laurus Master
                    Fund, Ltd.
  10.25      (14)   Amendment No. 2, dated January 31, 2005, among the Company, Pacific Biometrics, Inc., a
                    Washington corporation, BioQuant, Inc., PBI Technology, Inc. and Laurus Master Fund, Ltd.
  10.26      (14)   Securities Purchase Agreement, dated January 31, 2005 between the Company and Laurus Master
                    Fund, Ltd.
  10.27      (14)   $1.5 Million Secured Convertible Term Note, dated January 31, 2005, made by the Company in favor of Laurus Master Fund, Ltd.
  10.28      (14)   Registration Rights Agreement, dated January 31, 2005, between the Company and Laurus Master
                    Fund, Ltd.
  10.29      (14)   Common Stock Purchase Warrant, dated January 31, 2005, issued by the Company in favor of
                    Laurus Master Fund, Ltd. for 326,087 shares of common stock.
  10.30      (15)   Amendment No. 1, dated May 6, 2005, between Pacific Biometrics, Inc. and Laurus Master Fund,
                    Ltd.
  10.31      (15)   Amendment No. 2, dated May 6, 2005, between Pacific Biometrics, Inc. and Laurus Master Fund,
                    Ltd.

  10.32      (15)   Common Stock Purchase Warrant, dated May 6, 2005, issued by Pacific Biometrics, Inc. in favor of Laurus Master Fund, Ltd. for 1,000,000 shares of common stock.
  10.33      (18)   Form of Unit Subscription Agreement for March 2006 private placement
  10.34      (18)   Form of Common Stock Purchase Warrant for March 2006 private placement
  21.1       (10)   Subsidiaries of Pacific Biometrics, Inc.
  23.1       **     Consent of Williams & Webster P.S.
  23.2       **     Consent of Grant Thornton LLP
  23.3       (3)    Consent of Cairncross & Hempelmann, P.S. (included in Exhibit 5.1)
  24.1       **     Power of Attorney (included on signature page to Registration Statement)

**       Filed herewith
++ Portions of the marked exhibit have been omitted pursuant to a request for confidential treatment filed with the SEC.
(1) Incorporated by reference to Exhibits of Registrant's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2003, filed on May 15, 2003.
(2) Incorporated by reference to Exhibits of Registrant's Registration Statement on Form SB-2, Registration No. 333-11551, filed on September 6, 1996.
(3) Incorporated by reference to Exhibits of Registrant's Registration Statement on Form SB-2 (File No. 333-113822) filed on March 22, 2004, Registration Statement on Form SB-2 (File No. 333-116968) filed on June 29, 2004, and Registration Statement on Form SB-2 (File No. 333-123302) filed on March 14, 2005.
(4) Incorporated by reference to Exhibits of Registrant's Annual Report on Form 10-KSB for the fiscal year ended June 30, 2003, filed on September 29, 2003.
(5) Incorporated by reference to Exhibits of Registrant's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1997, filed on September 29, 1997.
(6) Incorporated by reference to Exhibits of Registrant's Current Report on Form 8-K filed on July 3, 2002.
(7) Incorporated by reference to Exhibits of Registrant's Current Report on Form 8-K filed on September 6, 2002.
(8) Incorporated by reference to Exhibits of Registrant's Quarterly Report on Form 10-QSB for the quarter ended December 31, 2002, filed on February 14, 2003.
(9) Incorporated by reference to Exhibits of Registrant's Current Report on Form 8-K filed on June 7, 2004. (10) Incorporated by reference to Exhibits of Registrant's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2004, filed on May 17, 2004.
(11) Incorporated by reference to Exhibits of Registrant's Registration Statement on Form SB-2, Registration No. 333-116968, filed on June 29, 2004.
(12) Incorporated by reference to Exhibits of Registrant's Annual Report on Form 10-KSB for the fiscal year ended June 30, 2004, filed on September 23, 2004.
(13) Incorporated by reference to Exhibits of Registrant's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2004, filed on November 15, 2004.
(14) Incorporated by reference to Exhibits of Registrant's Current Report on Form 8-K filed on February 1, 2005.
(15) Incorporated by reference to Exhibit of Registrant's Current Report on Form 8-K filed on May 10, 2005.
(16) Incorporated by reference to Exhibit of Registrant's Current Report on Form 8-K filed on June 7, 2005.
(17) Incorporated by reference to Exhibit of Registrant's Current Report on Form 8-K filed on November 7, 2005.
(18) Incorporated by reference to Exhibit of Registrant's Current Report on Form 8-K filed on March 13, 2006.

ITEM 28:  UNDERTAKINGS

We hereby undertake to file with the Securities and Exchange Commission, during any period in which we offer or sell of securities are made in reliance upon Rule 415 of the Securities Act, a post-effective amendment to this Registration Statement. Such post-effective amendment shall: (1) include any prospectus required under Section 10(a)(3) of the Securities Act; (2) reflect in such prospectus any facts or events that exist which, individually or together, represent a fundamental change in the information contained in the registration statement; provided, however, that notwithstanding the foregoing, any increase or decrease in volume of the securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and (3) include any additional or changed material information on the plan of distribution. In addition, we hereby undertake to file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

For determining any liability under the Securities Act, we hereby undertake to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by any of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this Registration Statement on Form SB-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on April 7, 2006.


                                     PACIFIC BIOMETRICS, INC.

                                     By: /s/ Ronald R. Helm
                                         -------------------------
                                         Ronald R. Helm, Chief Executive Officer



                                POWER OF ATTORNEY

         Each person whose individual signature appears below hereby constitutes and appoints Ronald R. Helm and Michael L. Hartzmark, or either of them, as his attorney-in-fact, with full power of substitution, for him in any and all capacities, to sign any amendments to this Registration Statement, including any and all post-effective amendments, and to file the same, with exhibits thereto and other documents in connection therewith, with the SEC, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may do or cause to be done by virtue hereof.

         In accordance with the requirements of the Securities Act of 1933, this Registration Statement on Form SB-2 has been signed by the following persons in the capacities and on the dates indicated.

        SIGNATURE                     CAPACITIES                       DATE


/s/ Ronald R. Helm             Chief Executive Officer,            April 7, 2006
---------------------------    President, and Director
Ronald R. Helm                 (PRINCIPAL EXECUTIVE OFFICER)

/s/ Michael L. Hartzmark       Interim Chief Financial Officer     April 7, 2006
---------------------------    (PRINCIPAL FINANCIAL OFFICER AND
Michael L. Hartzmark            PRINCIPAL ACCOUNTING OFFICER)

/s/ Terry M. Giles             Director                            April 7, 2006
---------------------------
Terry M. Giles

/s/ Paul G. Kanan              Director                            April 7, 2006
---------------------------
Paul G. Kanan

/s/ Richard W. Palfreyman      Director                            April 7, 2006
---------------------------
Richard W. Palfreyman

/s/ Curtis J. Scheel           Director                            April 6, 2006
---------------------------
Curtis J. Scheel